UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, November 17, 2017.

MANAGEMENT’S PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“Fibria” or “the Company”) submits for the appreciation of its shareholders its proposal regarding the matters that will be covered at its Special Shareholders’ Meeting, which is scheduled to take place at the Company’s head office on December 18, 2017 (“General Meeting”), under the terms proposed below (“Proposal”).

SUMMARY

1. APPROVAL OF THE PROTOCOL	3

2. RATIFICATION OF THE APPOINTMENT OF THE VALUATION COMPANY FOR PREPARATION OF THE BOOK VALUE VALUATION REPORT	5

3. BOOK VALUE VALUATION REPORT	6

4. MERGER	8

5. AUTHORIZATION FOR THE MANAGERS TO PERFORM ALL ACTS REQUIRED FOR IMPLEMENTATION OF THE RESOLUTIONS ABOVE	9

EXHIBIT I	10

EXHIBIT II	22

GENERAL CONSIDERATIONS

Matters to be examined, discussed and voted on by the Special Shareholders’ Meeting, according to the following agenda:

(i)            approval of the “Private Instrument of Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.”, executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a business limited-liability company enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07 and the articles of organization of which are registered with the Commercial Registry of the State of São Paulo (JUCESP) under State Registration Number (NIRE) 35.225.356.634, (“Absorbed Company”) and the Company’s management on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (“Protocol”);

(ii)           ratification of the appointment and engagement, by the Company, of PricewaterhouseCoopers Auditores Independentes, in the capacity as expert company retained to prepare the Book Value Valuation report of the net equity of the Absorbed Company (“Book Value Valuation Report”);

(iii)          approval of the Book Value Valuation Report;

(iv)          approval of the merger of the Absorbed Company into the Company, with consequent dissolution of the Absorbed Company; and

(v)           authorization for the managers to perform all acts required for implementation of the resolutions above.

A.            Documents and Exhibits

All the information and the documents referred to in this Proposal and provided for in articles 21 of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/2009”), in article 20-A of ICVM 481/09 and on CVM Instruction No. 565, of June 15, 2015 (“ICVM 565/15”) are available to the shareholders at the Company’s head office and on its website (http://fibria.infoinvest.com.br), on the website of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br), as well as being covered, as applicable, in the Exhibits to this Proposal.

Exhibit I, prepared as recommended by article 21 of ICVM 481/09, contains the information relating to the Valuation Company.

Exhibit II, prepared as recommended by article 20-A of ICVM 481/09 and by ICVM 565/15, contains additional information relating to the merger of the Absorbed Company by the Surviving Company (“Merger”).

1.            APPROVAL OF THE PROTOCOL

The initial step for implementation of the merger of a company into another is the execution of a protocol by the managements of the involved companies, which consubstantiates all terms and conditions relating to the transaction (article 224, head provision, of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

The instrument of protocol must contain at least the following information: (a) the number, species and class of the shares that will be attributed in substitution for the partners’ rights that will be extinguished and the criteria used to determine the substitution relations; (b) the elements of the assets and liabilities that will form each portion of the property, in the event of spin-off; (c) the net equity valuation criteria, the date to which the valuation will refer and the treatment of the subsequent property variations; (d) the solution to be adopted with respect to the shares of the capital stock of each of the companies held by another; (e) the amount of the capital stock of the companies to be created or of the increase or reduction of the capital stock of the companies that participate in the transaction; (f) the draft or By-Laws drafts, or amendments to the By-Laws, which shall be approved to implement the transaction; and (g) all other conditions to which the transaction is subject (article 224 of the Brazilian Corporation Law.).

In addition to the establishment of all clauses and conditions of the merger, the purpose of the protocol is to impose on the signatory companies performance of all acts required to (a) prepare the valuation report in accordance with the agreed criteria; and (b) submit the proposed transaction to the respective shareholders’ meetings for analysis.

In addition to the protocol, the law also requires the preparation of an instrument of justification, which shall be presented as a proposal to the shareholders and partners of the involved companies and which shall contain at least the following details: (a) the reasons or purposes of the transaction, and the company’s interest in its implementation; (b) the shares the preferred shareholders will receive and the reasons for the modification in their rights, if applicable; (c) the composition, after the transaction, per species and classes of shares, of the capital stock of the companies that will issue shares in substitution for those that will be extinguished; and (d) the amount of reimbursement of the shares to which the dissenting shareholders that exercise the right of dissent and valuation will be entitled (article 225 of the Brazilian Corporation Law.).

The duty of the justification is to provide minimum information to the partners of the companies involved in the transaction, so as to allow them to make rational and informed decisions about the corporate interest in the transaction and the modifications in the corporate legal positions. Ideally, the instrument of justification shall explain the business bases for the provisions negotiated in the protocol, explaining the purposes of the transaction and the corporate interests to be pursued, serving as interpretative parameter for the protocol and other acts of the transaction. For that reason, the justification is included as a chapter of the instrument of protocol or merger, consolidation or spin-off.

In this respect, the Protocol and Justification, containing all terms, clauses, conditions and justification of the merger of the Absorbed Company into the Company was executed by the managements of the Company and of the Absorbed Company on November 16, 2017, and disclosed in the periodic and occasional information module of the Sistema Empresas.NET on CVM’s website (http://www.cvm.gov.br/), in the category “Meeting”, Species “AGE”, in type “Protocol and Justification of Merger, Spin-Off or Consolidation”.

The Protocol and Justification is also available to the shareholders for consultation at the Company’s head office and on the websites of the Company ((www.fibria.com.br) and of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/).

As mentioned by the Protocol, in view of the fact that the Parties are companies that belong to the same economic group, it being understood that the Company is the owner of all of the capital stock of the Absorbed Company, the management believes that implementation of the Merger will bring more administrative, economic and financial benefits to the Company, such as, for example:

(i)             rationalization and simplification of the corporate structure and, consequently, consolidation and reduction of costs and combined operating expenses;

(ii)            the union of the corporate funds and properties involved in the transaction of the Company and of the Absorbed Company will permit a better management of transactions, assets and cash flows, thus resulting in optimization of the use of the operating and financial funds and, as a consequence, obtainment of greater benefits to the corporate activities performed by the Company and by the Absorbed Company; and

(iii)           the greater operational integration of the Company and of the Absorbed Company will permit a better use of already existing synergies and the creation of new forms of supplementation between the corporate activities, so as to seek the creation of value to the Company and to the Absorbed Company.

Considering that the Company is the owner of all of the capital stock of the Absorbed Company, the Company’s management understands that the Merger doesn’t increase the

Company’s or the Absorbed Company’s risk exposure and doesn’t affect the risk of the Company’s shareholders, investors and interested third parties.

The Protocol estimates that the total costs and expenses to carry out and implement the Merger, including the legal advisors’, appraisers’ and auditors’ fees and the costs to prepare and publish the corporate acts shall not exceed the amount of three million Reais (R$3,000,000.00).

As a consequence, taking into consideration the expected benefits, the risks involved and the costs of the Merger, the Company’s managers understand that the Company will bring more rationalization of the activities of the corporate group to which the Company and the Absorbed Company belong, which fully justifies the Merger.

Therefore, the Company’s management proposes approval of the Protocol containing all terms and conditions relating to the Merger.

2.            RATIFICATION OF THE APPOINTMENT OF THE VALUATION COMPANY FOR PREPARATION OF THE BOOK VALUE VALUATION REPORT

Due to the principle of reality of the capital stock, merger, consolidation or spin-off transactions can only be carried out if the net equity or the spun-off assets to be merged are appraised and the report prepared determines that the amount to be used to form the capital stock is at least equal to the amount of the capital stock to be paid in (article 226, head provision, of the Brazilian Corporation Law.).

In these terms, article 8 of the Brazilian Corporation Law determines that the valuation of the net equity or of the spun-off assets shall be made by three experts or by an expert company. In principle, any person or company deemed honest and qualified for a correct valuation by the Company’s shareholders’ meeting may act in the capacity as expert. However, it is necessary to consider that the preparation of valuation reports based on certain criteria is an activity reserved to certain regulated occupations.

Thus, the expert or the Valuation Company shall present a reasoned report, indicating the valuation criteria and the comparison elements adopted, jointly with the documents relating to the appraised assets and liabilities, and they shall attend the company’s shareholders’ meeting, which will know the report, to provide the information requested to them (article 8, paragraph 1, of the Brazilian Corporation Law.).

In the case of the Merger, the Company retained, pursuant to the provisions of article 226 of the Brazilian Corporation Law, PricewaterhouseCoopers Auditores Independentes, a company of professionals established in the capital city of the State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino,

Água Branca, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“Valuation Company”), to prepare the Book Value Valuation Report.

Pursuant to the provisions of the applicable law, the Valuation Company declared: (i) that it is not the owner, directly or indirectly, of any security or derivative referenced in securities issued by the Absorbed Company or by the Company; (ii) that it is not aware of any direct or indirect conflict of interests that reduces its independence required for performance of its duties; and (iii) that the Absorbed Company, the Company, their controlling shareholders, partners, shareholders or managers have not, in any way: (a) directed, limited, posed difficulties or performed any acts that have or may have jeopardized the access, use or knowledge of information, property, documents or work methodologies that are relevant for the quality of its respective conclusions, (b) restricted, in any form, its ability to determine the conclusions independently presented, or (c) determined the methodologies used to prepare the valuation report relating to the amount of the net equity of the Absorbed Company to be merged into the Company.

In compliance with the provisions of article 21 of ICVM 481/09, the information relating to the Valuation Company is available in Exhibit I.

It is proposed to the General Meeting that the hiring and appointment of the Valuation Company to prepare the Book Value Valuation Report be ratified.

3.            BOOK VALUE VALUATION REPORT

To the extent that the Brazilian Corporation Law requires the valuation by experts or by an expert company to determine the amount of the net equity or of the portion of the property to be transferred to a given company, there will necessarily be a report, i.e., a document, prepared by one or more experts, in which conclusions of the expert analysis are presented.

The following valuation criteria are usually adopted: (a) book value of the net assets based on the accounting books, according to the rules set forth for preparation of the accounting statements; (b) value of the shareholders’ equity at market prices; (c) market value; and (d) economic and financial value.

The instrument of protocol and justification of merger shall establish the criteria to be adopted to appraise the merged assets, as well as the date to which the valuation will refer and the treatment of subsequent property variations (article 224, item III, of the Brazilian Corporation Law.). This statutory requirement is justified because the companies involved in the Transaction are completely free to negotiate the exchange ratio of the shares that is most convenient to it and the amount to be attributed to the merged assets.

In this respect, the managements of the Company and of the Absorbed Company established, pursuant to the provisions of the Protocol, the accounting criteria to appraise the net equity of the Absorbed Company, in accordance with the accounting practices adopted in Brazil, as defined in item 7 of Accounting Ruling Committee Administrative Act No. 26(R1).

The base date adopted for book value valuation of the assets and liabilities of the Absorbed Company to be merged into the Company is September 30, 2017 (“Base Date”).

After analysis of the accounting statements of the Absorbed Company and other work documents, the Valuation Company presented the results of the Book Value Valuation of the property of the Absorbed Company to be merged into the Company, pursuant to the provisions of articles 226 and 227 of the Brazilian Corporation Law, by means of the Book Value Valuation Report attached to the instrument of Protocol.

In addition to being attached to the Protocol as Exhibit 10.4, the Book Value Valuation Report is available in the periodic and occasional module of Sistema de Empreasas.NET on CVM’s website (http://www.cvm.gov.br), in the category “Economic and Financial Data”, species “Valuation Report”.

The Valuation Report is also available to the shareholders for consultation at the Company’s head office and on the Company’s (http://fibria.infoinvest.com.br) and B3’s (http://www.b3.com.br) website.

As shown in the Book Value Valuation Report, the Valuation Company concluded, based on the works performed, that the amount of six billion, eight hundred and twenty-five million, two hundred and twenty-four thousand, six hundred and eight Reais and eighty-six cents (R$6,825,224,608.86) represents, in all relevant aspects, the book value of the Absorbed Company’s net equity to be transferred to the Company, appraised in accordance with the accounting practices adopted in Brazil.

Please note that pursuant to the provisions of the Protocol, the property variations of the Absorbed Company that occur between the Base Date and the date of actual Merger shall be assumed, incurred and absorbed exclusively by the Company.

As a consequence, the Company’s management proposes approval of the Book Value Valuation Report prepared by the Valuation Company on the Base Date for purposes of the Merger.

4.            MERGER

According to the provisions of article 227 of the Brazilian Corporation Law, mergers are transactions by means of which one or more companies are absorbed by another company. Therefore, the consequence of this legal and economic absorption consists, on the one hand, in dissolution of the absorbed legal entity and, on the other hand, in the succession, by the surviving company, to all legal positions, rights and obligations of the absorbed companies.

Even if the Merger is fully valid on the date of approval thereof by the Company’s shareholders’ meeting and by the partners of the Absorbed Company, the management proposes that the resolution of the Company’s shareholders’ meeting and of the partners of the Absorbed Company shall only produce effects from and including December 31, (“Effective Date”). Therefore, the Transaction shall only produce (civil, corporate, accounting or tax) effects and shall only be implemented, with dissolution of the Absorbed Company, transfer of the assets of the Absorbed Company to the Company and succession by the Company to all assets, property, rights, claims, powers, immunities, shares, exceptions, duties, obligations, subjections and liabilities on the Effective Date.

This measure is necessary for the Effective Date to coincide with the end of the month of the resolutions, so that the merger is accounted so as not to leave transitory accounts in other periods than the periods of closing of accounting information of the Company.

Pursuant to the provisions of article 234 of the Brazilian Corporation Law, the certificate of merger registered with the Registry of Companies shall be a document appropriate for annotation, in the competent public and private records, of the universal succession of the Company to the property, rights, claims, authority, powers, immunities, actions, exceptions, duties, obligations, subjections, liens and liabilities that are part of or relate to the merger of the Absorbed Company into the Company.

Since the Merger will be made without capital increase of the Company, the capital stock of the Company shall continue to be nine billion, seven hundred and forty million, seven hundred and seventy-seven thousand, one hundred and seventy-nine Reais and fifty-nine cents (R$ 9,740,777,179.59), divided into five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) common registered shares, without par value, distributed among the Company’s shareholders as follows:

		Taxpayer Card	Common Shares		Total Shares
Name	Nationality	CPF/CNPJ	No.	%	No.	%
BNDES Participações S.A. - BNDESPAR	Brazilian	00.383.281/0001-09	161.082.681	29,08	161.082.681	29,08
Votorantim S.A.	Brazilian	03.407.049/0001-51	162.974.335	29,42	162.974.335	29,42
Others	—	—	229.123.008	41,35	229.123.008	41,36
Treasury Stock	—	—	754.622	0,14	754.622	0,14
Total	—	—	553.934.646	100,00	553.934.646	100,00

The Merger shall be carried out without exchange ratio of the shares issued by the Absorbed Company, in view of the fact that (1) the Company owns all shares issued by the Absorbed Company, and there are no non-controlling partners that will migrate to the Company; (2) the shares of the Absorbed Company will be extinguished upon the Merger; (3) accounting entries will be made to substitute (i) the amounts registered by way of investment by the Company for (ii) entries in each of the accounts of the Company’s financial statements that correspond to those of the Absorbed Company; and (4) the Merger will not result in capital increase of the Company, as above.

Since the Company is the sole partner of the Absorbed Company, approval of the Merger shall depend on its sole partner, and therefore there will be no dissenting partner with respect to the resolution of the Absorbed Company, pursuant to the provisions of article 1.077 of the Civil Code and of articles 137 and 230 the Brazilian Corporation Law.

Pursuant to the provisions of article 136 and of article 137 of the Brazilian Corporation Law, the current shareholders of the Company will not have the right of dissent and valuation as a result of approval of the Merger by the shareholders’ meeting.

Exhibit II contains further information on the Merger, in compliance with the provisions of article 20-A of ICVM 481/09 and of article 12 of ICVM 565/15.

In view of all the above, we propose approval of the merger of the Absorbed Company into the Company, pursuant to the terms and conditions set forth in the Protocol.

5.            AUTHORIZATION FOR THE MANAGERS TO PERFORM ALL ACTS REQUIRED FOR IMPLEMENTATION OF THE RESOLUTIONS ABOVE

Finally, it is proposed that the Company’s managers be authorized to perform all actions required to implement the resolutions proposed above, including execution of the Protocol and Justification.

Please feel free to contact us should you need any additional clarification.

Very truly yours,

José Luciano Duarte Penido

Chairman of the Board of Directors

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807 — CVM Code 12793

MANAGEMENT’S PROPOSAL FOR THE SPECIAL SHAREHOLDERS’ MEETING

TO BE HELD ON

DECEMBER 18, 2017

EXHIBIT I

INFORMATION ON THE APPRAISERS (EXHIBIT 21 TO ICVM 481/09)

1.              List the appraisers recommended by the management

The Company’s management appointed, ad referendum of the shareholders’ meeting, PricewaterhouseCoopers Auditores Independentes, a company of professionals established in the capital city of the State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“Valuation Company”), as the company responsible for preparation of the valuation report, for purposes of determining the accounting value of the Absorbed Company’s net equity to be transferred to the Company.

2.              Describe the qualification of the recommended appraisers

The professionals and agents of the Valuation Company are highly qualified and have acknowledged experience in their area of operation.

For further information on the qualification of the Valuation Company, see the work proposal that is an integral part of this exhibit as Document 1.

3.              Provide copies of the proposals relating to the work and remuneration of the recommended appraisers

The work proposal containing the technical qualification of the Valuation Company, the scope of the proposed work and the amount of the fees is attached to this exhibit as Document 1.

4.              Describe any relevant relationship existing over the last three (3) years between the recommended appraisers and the company’s related parties, as defined by the accounting rules on the matter

Over the last three (3) years, the Valuation Company has provided services relating to the audit of the Company’s financial statements, including those filed with foreign stock exchanges, as well as audit-related tax review services and audit-related internal controls review services.

In addition, the Valuation Company has also provided the following services to the Company’s related parties: (i) audit of the financial statements of the subsidiaries Portocel - Terminal Especializado Barra do Riacho S.A., Fibria-MS Celulose Sul Mato-Grossense Ltda. and Fibria International Trade GmbH; (ii) issue of comfort letter for purposes of capture of debt in the international market by its subsidiary Fibria Overseas Finance Ltd.; and (iii) audit of the financial statements of its controlling company Votorantim S.A., and respective subsidiaries, as well as audit-related tax review services and audit-related internal controls review services.

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807 — CVM Code 12793

MANAGEMENT’S PROPOSAL FOR THE SPECIAL SHAREHOLDERS’ MEETING

TO BE HELD ON

DECEMBER 18, 2017

EXHIBIT I

INFORMATION ON THE APPRAISERS (EXHIBIT 21 TO ICVM 481/09)

Document 01

Work Proposal of the Valuation Company

Summary of the Work Proposal of the Valuation Company available in Portuguese.

The following document is the Agreement Letter issued by PricewaterhouseCoopers Auditores Independentes on September 22, 2017 and confirmed by the Company to work as the Valuation Company, which is the company responsible for preparation of the valuation report, for purposes of determining the accounting value of the Absorbed Company’s net equity to be transferred to the Company due to the Merger transaction.

The Company hired a valuation report to be issued based on the accounting value of the Absorbed Company’s net equity determined by the accounting books of the Absorbed Company at September 30, 2017 and the relevant appendixes, in accordance with the Brazilian accounting practices. In addition, it was agreed that the valuation report had to respect the existing auditing rules in Brazil and issued by the Brazilian Federal Accounting Council.

The proposal to execute and issue the valuation report was ninety five thousand Brazilian Reais (R$ 95,000.00) net of taxes, other governmental charges and general expenses incurred during the work, which the Company has paid on October 1, 2017.

www.pwc.com/br

Fibria-MS Celulose
Sul Mato-Grossense Ltda.

Carta de contratação de serviços profissionais

Setembro de 2017

Atenção: André Gonçalves / Arvelino Cassaro

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Rodovia BR 158, KM 20, Fazendo do Moeda

Três Lagoas - MS

22 de setembro de 2017

Prezados Senhores,

1                                        A PricewaterhouseCoopers Auditores Independentes, estabelecida na capital do Estado de São Paulo, com sede na Avenida Francisco Matarazzo, 1400, 9o, 10o e do 13o ao 17o andares, Torre Torino, Água Branca, inscrita no CNPJ/MF sob o no 61.562.112/0001-20 (“PwCAI”), agradece a V.Sas. a oportunidade confiada para a realização de trabalhos de auditoria. O propósito desta carta é confirmar nossos entendimentos sobre as responsabilidades - desta sociedade e de V.Sas. - com relação aos trabalhos como auditores da Fibria-MS Celulose Sul Mato-Grossense Ltda.  (“Empresa”), para emissão do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis em 30 de setembro de 2017 (“laudo de avaliação do patrimônio líquido contábil”). Os termos desta carta permanecerão vigentes até que sejam modificados por escrito, com o consentimento de ambas as partes.

2                                        Emitiremos laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Fibria-MS Celulose Sul Mato-Grossense Ltda. em 30 de setembro de 2017 e seus correspondentes anexos, preparados de acordo com as práticas contábeis adotadas no Brasil. Nosso laudo será fundamentado em procedimentos de auditoria aplicados no balanço patrimonial da Empresa. Este exame será conduzido com o objetivo de suportar o laudo de avaliação do patrimônio líquido contábil. Ao término de nosso exame de auditoria, emitiremos o laudo de avaliação do patrimônio líquido contábil, em português.

3                                        Discutiremos um cronograma de trabalho com V.Sas., o qual incluirá uma visita final quando forem disponibilizadas o balanço patrimonial para nosso exame. Estimamos entregar uma minuta de nosso relatório, para apreciação de V.Sas., em aproximadamente uma semana após a conclusão de nossos trabalhos de campo, assim como emitir nosso laudo em forma definitiva após recebermos a carta de representação da administração. O cumprimento dos prazos acima está diretamente vinculado à entrega tempestiva pela Empresa de todos os documentos, informações e carta de representação, necessários para a realização dos nossos serviços.

4                                        Nosso laudo de avaliação do patrimônio líquido contábil expressará nossa conclusão sobre o valor contábil do patrimônio líquido da Empresa, considerando, inclusive, eventuais ajustes identificados durante nosso exame. Adicionalmente, nosso relatório poderá incluir parágrafo de ênfase ou de outros assuntos, nas circunstâncias também previstas nas normas de auditoria.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

5                                        Nosso exame será conduzido de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC). Essas normas requerem o cumprimento das exigências éticas e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o saldo do patrimônio líquido contábil está livre de distorção relevante. Uma auditoria envolve a realização de procedimentos para obtenção de evidência de auditoria a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no patrimônio líquido contábil, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da Empresa para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a efetividade desses controles internos da Empresa. Uma auditoria inclui também a avaliação da adequação das práticas contábeis usadas e a razoabilidade das estimativas contábeis feitas pela administração.

6                                        Em razão das limitações inerentes de auditoria, juntamente com as limitações inerentes de controle interno, há um risco inevitável de que algumas distorções relevantes possam não ser detectadas, mesmo que a auditoria seja adequadamente planejada e executada de acordo com as normas de auditoria. Em nossa avaliação de risco, consideraremos o controle interno relevante para a elaboração do balanço patrimonial da Empresa, para planejar procedimentos de auditoria que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a eficácia do controle interno da Empresa. Entretanto, comunicaremos por escrito quaisquer deficiências significativas no controle interno relevantes para o balanço patrimonial que identificarmos durante a auditoria. Esse relatório é de uso exclusivo da administração.

7                                        O balanço patrimonial a ser submetido à auditoria é preparado sob responsabilidade da administração. A administração é responsável pela elaboração e pela adequada apresentação do balanço patrimonial de acordo com as práticas adotadas no Brasil e pelos controles internos necessários para permitir que o balanço patrimonial esteja livre de distorção relevante, independentemente se causada por fraude ou erro. A contratação de serviços de auditoria do balanço patrimonial e a emissão do laudo de avaliação do patrimônio líquido contábil não desobriga a administração de cumprir essa responsabilidade. Adicionalmente, a administração é responsável por disponibilizar ao auditor acesso a todas as informações relevantes de que a administração tem conhecimento para a elaboração do balanço patrimonial, como registros, documentação e outros assuntos, além de informações adicionais que o auditor pode solicitar da administração para fins de auditoria e acesso irrestrito a pessoas da Empresa que o auditor determina ser necessário para obter evidência de auditoria.

8                                        Conforme requerido pelas normas de auditoria, indagaremos da administração e de outras pessoas da Empresa sobre as afirmações constantes do balanço patrimonial e a eficácia dos controles internos, associados às operações, aos registros e aos relatórios financeiros. As normas de auditoria também estabelecem que devemos obter uma carta de representação da alta administração, inclusive do diretor-presidente, sobre temas significativos e afirmações básicas em relação ao laudo de avaliação do patrimônio líquido contábil. Adicionalmente, a administração concorda em informar fatos que podem afetar o laudo de avaliação do patrimônio líquido contábil dos quais tomou conhecimento durante o período entre a data do laudo de avaliação do patrimônio líquido contábil e a data em que o laudo foi disponibilizado. Os resultados de nossos testes de auditoria, as respostas às nossas indagações e as manifestações escritas da administração constituirão as evidências nas quais pretendemos depositar nossa confiança ao formarmos nossa conclusão expressa no laudo de avaliação do patrimônio líquido contábil.

9                                        A responsabilidade primária na prevenção e detecção de erros e fraudes é da administração da Empresa. Dessa forma, uma estrutura eficaz de controles internos reduz a possibilidade de que estes venham a ocorrer ou, no mínimo, contribui para que sejam detectados, tanto pelos administradores como pelos auditores independentes.

10                                 Consequentemente, apesar de não podermos garantir sua detecção, nossos trabalhos são planejados e executados para obtermos segurança razoável, mas não absoluta, de que eventuais erros ou fraudes que possam ter efeito relevante no balanço patrimonial sejam detectados. A auditoria está baseada no conceito de testes por amostras dos dados sob exame e, assim, está sujeita a limitações; portanto, erros e fraudes que possam ter efeitos diretos no balanço patrimonial podem eventualmente não ser detectados. Por outro lado, a consideração dos sistemas de controle existentes não será suficiente para permitir-nos atestar a segurança e a eficácia dos controles internos associados às operações, aos registros e aos relatórios financeiros.

11                                 Nosso exame não incluirá uma auditoria detalhada de transações na extensão necessária para detectarmos erros e fraudes que não produzam efeitos relevantes no patrimônio líquido contábil; entretanto, caso cheguem a nosso conhecimento, comunicaremos a V.Sas. Nesse contexto, o conceito de relevância é considerado em relação ao patrimônio líquido contábil e não por seu efeito absoluto ou isolado.

12                                 Caso V.Sas. tenham a intenção de publicar ou reproduzir nosso laudo de avaliação do patrimônio líquido contábil, seja em formato impresso ou eletrônico (por exemplo, em um site da Internet), ou mesmo fazer outro tipo de referência à PwCAI em documento que contenha outras informações, fica mutuamente acordado que será fornecida por V.Sas. uma minuta do mencionado documento para nossa leitura, apreciação e aprovação antes que este seja distribuído a terceiros (órgãos reguladores, bolsas etc.) e o laudo seja nele incluído. Enfatizamos que nosso laudo deve sempre ser reproduzido de forma completa, inclusive os anexos.

13                                 O exame será conduzido com o objetivo principal de emitir laudo de avaliação do patrimônio líquido contábil, em conexão com a incorporação da Empresa pela Fibria Celulose S.A. e não será planejado ou conduzido para atender outras transações ou expectativas específicas de terceiros; em consequência, assuntos de possível interesse particular de terceiros podem não ser especificamente tratados. Podem existir assuntos que seriam avaliados de forma diferente por terceiros, possivelmente em conexão com uma outra transação em particular.

14                                 Os papéis de trabalho e arquivos por nós criados no decorrer de nosso exame de auditoria, inclusive os documentos e os arquivos eletrônicos, são propriedade exclusiva da PwCAI, consoante as normas que regulam o nosso exercício profissional.

15                                 Ao assinar esta carta de contratação, a Empresa concorda em reembolsar a PwCAI de quaisquer gastos em que esta incorrer decorrentes de reclamações advindas de terceiros e que estejam relacionadas com o trabalho de auditoria executado a pedido da Empresa, desde que não decorram de ato ilícito ou descumprimento de normas profissionais por parte da PwCAI.

16                                 A PwCAI responderá integralmente perante a Empresa por quaisquer danos causados a Empresa decorrentes de atos ilícitos praticados por seus representantes ou por quaisquer descumprimentos das normas profissionais que regulam o exercício profissional do contador, no limite do montante dos honorários profissionais recebidos.

17                                 A PricewaterhouseCoopers refere-se ao conjunto global de firmas PricewaterhouseCoopers, cada uma delas constituindo uma pessoa jurídica totalmente autônoma e independente, organizadas como um network (rede) de sociedades. Em razão desse network, informações de propriedade da PricewaterhouseCoopers obtidas ou não de seus clientes, na medida em que sejam necessárias para a execução de qualquer serviço contratado à PwCAI, poderão ser compartilhadas entre as firmas PricewaterhouseCoopers, mantendo-se a confidencialidade destas. Assim, em V.Sas. concordando com os termos da presente contratação, estarão igualmente concordando que as diversas firmas PricewaterhouseCoopers compartilhem entre si informações, inclusive relacionadas a V.Sas.

18                                 Não obstante o contido no parágrafo precedente, durante a realização dos serviços de auditoria, a PwCAI poderá, a seu critério, utilizar recursos de outras sociedades e empresas integrantes da rede mundial PricewaterhouseCoopers (“Outra(s) Firma(s) PricewaterhouseCoopers”). Todavia, a responsabilidade pela elaboração e emissão dos relatórios referentes a esta carta de contratação é e continuará sendo exclusivamente da PwCAI, e V.Sas. concordam, nos termos aqui dispostos, a não ajuizar qualquer demanda (por disposições contratuais, cíveis ou outra) contra qualquer Outra(s) Firma(s) PricewaterhouseCoopers ou contra os seus respectivos sócios, funcionários e prepostos em relação aos serviços de auditoria objeto da presente carta de contratação. Qualquer profissional de Outra(s) Firma(s) PricewaterhouseCoopers envolvido na prestação dos serviços previstos nesta carta de contratação atuará apenas em nome da PwCAI. A PwCAI assume a responsabilidade integral e exclusiva pelas ações dos profissionais de Outra(s) Firma(s) PricewaterhouseCoopers por esta envolvidos na execução dos serviços previstos neste instrumento na forma prevista no parágrafo 16.

19                                 Conforme é do conhecimento de V.Sas., encontram-se em vigor diversas normas visando o combate a crimes de lavagem de dinheiro e disposições afins, dentre as quais as leis 9.613/98 e 12.683/12, que determinam que auditores, assessores e consultores contábeis, tributários e empresariais ficam obrigados a comunicar ao Conselho de Controle de Atividades Financeiras - COAF acerca de quaisquer das circunstâncias mencionadas nas leis citadas e regulamentos aprovados pelo COAF e/ou demais órgãos reguladores das atividades profissionais exercidas pela PwCAI. Desta forma, V.Sas. declaram-se cientes das disposições das referidas leis, assim como das obrigações de comunicação a que está sujeita a PwCAI nos termos dos referidos diplomas legais, comunicações essas que, caso sejam necessárias de serem feitas pela PwCAI, não constituem e não constituirão violação ao dever de sigilo profissional e/ou contratual a que igualmente está sujeita a PwCAI.

20                                 No decurso de nossos trabalhos é comum que desenvolvamos softwares, incluindo planilhas de cálculo, documentos, bases de dados e outras ferramentas eletrônicas como material de apoio à sua consecução. Em alguns casos, é possível disponibilizarmos esses instrumentos à Empresa, assim como dados e documentos, mediante solicitação formal. Considerando que essas ferramentas foram especificamente desenvolvidas para atender a nossos próprios objetivos, sem levar em conta, portanto, quaisquer outros objetivos para os quais a Empresa possa usá-los, estas serão disponibilizadas de forma não customizada, para uso exclusivo da Empresa e não deverão ser entregues nem compartilhadas com terceiros. Dessa forma, a nós não poderão ser imputadas responsabilidades em relação à suficiência ou adequação das ferramentas de software para nenhum objetivo para o qual a Empresa venha a utilizá-las. Qualquer ferramenta específica de software desenvolvida para a Empresa será objeto de uma carta de contratação em separado.

21                                 No decorrer de nossos trabalhos, é possível que, à guisa de agilidade, comuniquemo-nos com V.Sas. por meio eletrônico. No entanto, como é do conhecimento de V.Sas., não se pode garantir que a transmissão eletrônica de informações seja segura ou livre de erros, podendo as mencionadas informações ser interceptadas, danificadas, extraviadas, destruídas, chegar com atraso ou incompletas ou ainda ser afetadas de forma adversa ou não apresentar segurança de uso.

22                                 Nossos honorários são estimados com base no tempo gasto pelo pessoal alocado ao trabalho. As taxas horárias individuais variam de acordo com o nível de responsabilidade envolvido e a experiência e a habilidade necessárias.

23                                 Estimamos que nossos honorários para este trabalho de auditoria totalizarão R$ 95.000,00 (noventa e cinco mil reais), líquidos de quaisquer impostos, taxas, contribuições e demais encargos que incidam sobre os serviços contratados, além das despesas que viermos a incorrer. Essa estimativa leva em consideração o nível combinado de preparação e assistência do pessoal da Empresa; caso não nos seja prestada essa assistência ou ocorram outras circunstâncias que resultem em aumento do tempo real em relação ao estimado, levaremos o fato ao conhecimento da administração.

24                                 Os honorários deverão ser pagos em uma única parcela com vencimento para o dia 1° de outubro de 2017. A fatura apresentada será considerada devida quando emitida.

25                                 Nossos honorários pressupõem o seguinte:

(a)                                O apoio do pessoal da Empresa, com vistas à preparação prévia de análises (pedidos de análises) e conciliações de contas, necessárias para o processo de fechamento das contas e preparação do balanço patrimonial, indispensáveis para o exame de auditoria, além de identificação e separação de documentos em arquivo e fornecimento de informações em resposta a nossas indagações. Cabe ressaltar que o preenchimento correto e completo dos pedidos de análises (a serem entregues com antecedência), de forma tempestiva, é de fundamental importância para que nossos trabalhos se realizem de maneira eficiente e conforme o orçamento de horas proposto. O processo que adotamos, de solicitar aos nossos clientes a preparação de tais análises e demonstrações, torna-se realmente vantajoso e econômico, pois nosso tempo pode ser dedicado exclusivamente à revisão das informações e dos dados relativos às contas, e não à sua compilação.

(b)                                Consultas extraordinárias que envolvam nossos departamentos especializados ou serviços especiais serão objeto de notas de honorários em separado das parcelas anteriormente referidas, após a apreciação e a aprovação prévia de V.Sas.

(c)                                 As despesas com transporte (aéreo ou terrestre), estadas, refeições, telefonemas, fax, passagens terrestres, quilometragem etc. serão cobradas em separado, periodicamente e por meio de notas de débito, ao custo.

(d)                                Os honorários serão objeto de revisão pelas partes sempre que houver um desequilíbrio contratual em razão de alterações no ambiente econômico-financeiro do País, ou, ainda, em caso de aumento do escopo dos serviços ora contratados, o qual será formalizado, por escrito, mediante instrumento de aditivo assinado por ambas as partes.

(e)                                 O valor dos nossos honorários não inclui impostos, taxas, contribuições e demais encargos que incidam sobre os serviços contratados, os quais serão acrescidos nas parcelas a serem faturadas, conforme legislação vigente na data da emissão de cada fatura.

26                                 A Empresa efetuará o pagamento até o dia previsto do seu vencimento. Em havendo atraso no pagamento, a Empresa, de pleno direito, será constituído em mora e ficará obrigado no pagamento do valor em atraso, acrescido da multa de 2% (dois por cento), juros moratórios de 1% (um por cento) ao mês, além de correção monetária “pro rata die” pelo Índice Geral de Preços de Mercado — IGPM, publicado pela Fundação Getúlio Vargas. O atraso no pagamento permitirá à PwCAI, a seu critério e sem prejuízo da possibilidade de rescisão da presente contratação, suspender a prestação dos serviços até a regularização do pagamento, mediante comunicação expressa a Empresa, situação, esta, que não dará ensejo a qualquer reclamação da Empresa quanto aos prazos contratuais, que serão postergados por quantos dias forem o do atraso aqui mencionado.

27                                 Qualquer serviço adicional eventualmente solicitado por V.Sas. e que aceitemos prestar será objeto de contratação por escrito, em separado.

28                                 Desejamos prestar-lhes, de forma recorrente, serviços de alta qualidade que satisfaçam suas necessidades. Se, em qualquer momento, V.Sas. desejarem analisar com nossos profissionais alguma forma de melhoria de nossos serviços, ou se não concordarem com algum aspecto neles observado, solicitamos a gentileza de levar o fato imediatamente ao conhecimento do sócio responsável. Se, por algum motivo, V.Sas. preferirem analisar esses aspectos com outras pessoas, poderão entrar em contato com Marco Castro, líder de Auditoria Brasil (telefone 11 3674 2000). Dessa forma, podemos assegurar que V.Sas. serão atendidos com a devida atenção e no momento correto.

29                                 Independentemente disso, nossa organização conta com um sistema de monitoramento da satisfação de seus clientes por meio de entrevistas e questionários, apresentados por amostragem a cada ano.

30                                 O acordo formalizado nesta carta será regido e interpretado na forma do disposto nas leis do Brasil, ficando pelo presente acertado e aceito, em caráter irrevogável, o foro de São Paulo para dirimir qualquer reclamação, litígio ou controvérsia, incluindo, sem limitações, as reclamações de compensação ou contra demandas originadas ou relacionadas com este contrato. Cada uma das partes renuncia, em caráter irrevogável, à formulação de qualquer queixa de que a ação foi instaurada em uma jurisdição não aplicável ou que tais tribunais não são competentes.

31                                 Solicitamos a gentileza de acusar o recebimento desta carta e expressar seu “de acordo” com os termos de nossa contratação, devolvendo-nos a cópia aqui anexada com sua assinatura aposta no espaço a seguir reservado. Caso o “de acordo” não possa ser dado nos próximos 30 dias, reservamo-nos o direito de rever os prazos, os termos e outras condições desta carta de contratação.

32                                 Caso V.Sas. necessitem de informações adicionais ou desejem discutir mais detalhadamente os termos de nossa contratação, estaremos à disposição para prestar-lhes os esclarecimentos necessários.

Atenciosamente,

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Luciano Jorge Moreira Sampaio Junior

Contador CRC 1BA018245/O-1 “S” SP

De acordo:

Fibria-MS Celulose Sul Mato-Grossense Ltda.	Data

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807 – CVM Code 12793

MANAGEMENT’S PROPOSAL FOR THE SPECIAL SHAREHOLDERS’
MEETING

TO BE HELD ON

DECEMBER 18, 2017

EXHIBIT II

INFORMATION REQUESTED PURSUANT TO THE PROVISIONS OF
ARTICLE 20-A OF ICVM 481/09 AND ARTICLE 12 OF ICVM 565/15

1.              Protocol and justification of the transaction, pursuant to the provisions of articles 224 and 225 of Law No. 6.404, of 1976

The Protocol is available to the shareholders for consultation at the Company’s head offices and on the Company’s (http://fibria.infoinvest.com.br), B3’s (http://www.b3.com.br) and CVM’s (http://www.cvm.gov.br) websites, in the category “Shareholders’ Meeting”, Species “AGE”, type “Protocol and Justification of Merger, Spin-Off or Consolidation”.

2.              Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving or resulting companies, filed at the company’s head offices or to which the company’s controlling shareholder is a party.

There is currently a shareholders’ agreement filed at the principal place of business of the Company executed between BNDES Participações S.A. — BNDESPAR and Votorantim Industrial S.A. on October 29, 2009 and amended on October 29, 2017.

The shareholders’ agreement governs the relationship of the parties in the capacity as shareholders of the Company, including rules on the Company’s management, the exercise of voting rights in certain matters and on the transfer of linked shares.

The shareholders’ agreement and the amendment thereto are available to the shareholders for consultation at the Company’s head offices and on the Company’s (http://fibria.infoinvest.com.br), B3’s (http://www.b3.com.br) and CVM’s (http://www.cvm.gov.br) websites.

3.              Description of the transaction, including:

a. Terms and conditions

The Merger is inserted in the context of reorganization of the Company’s and of the Absorbed Company’s business, seeking to redistribute their assets, liabilities and projects so as to always perfect their capital and management structure and, at the same time, to permit a more efficient relocation of these assets and liabilities.

Further information on the terms and conditions of the Merger are found in the Protocol.

b. Obligations to indemnify:

i. The managers of any of the involved companies

ii. In case the transaction is not implemented

The Merger doesn’t contemplate any obligation to indemnify the involved companies’ managers. In addition, there is no obligation to indemnify due to lack of implementation of the Merger.

c. Comparative table of the rights, benefits and restrictions of the shares of the involved or surviving companies, before and after the transaction

Before the Merger:

	Fibria MS	Company

Political Rights	✓ Each share grants the right to one (1) vote at the partners meetings and other resolutions of the company.	✓ Each share grants the right to one (1) vote at the resolutions of the shareholders’ meeting. ✓ To inspect, in the form set forth in the Brazilian Corporation Law, the managers’ management.

Property Rights	✓ Right to a share in the company’s profit, which shall be allocated as determined by partner(s) representing at least 75% of the share capital. ✓ Right to leave the company in the cases set	✓ Right to a share in the company’s profit, with the distribution in each fiscal year of a minimum dividend corresponding to 25% of the adjusted net income of the fiscal year.

forth by law, upon reimbursement of the price of its shares, calculated based on the book value of the shares, assessed in a balance sheet especially prepared for this purpose.

✓     Priority, for a 30-day term, in the acquisition of the shares in the event of disposal or transfer, wholly or in part, of shares of the share capital, for the same price and under the same conditions.

✓     Right to leave the company in the cases set forth by law, upon reimbursement of the price of its shares, calculated based on the Company’s net equity.

✓     Right to receive, in the event of disposal of the controlling power, 100% of the price paid per share of the selling controlling shareholder.

After the Merger:

Since the Absorbed Company will be extinguished by means of the Merger, there is no rights, benefits and restrictions of the Absorbed Company’s shares after the Merger.

With relation to the Company, the Merger will not imply in any modification in rights, benefits and restrictions of the shares issued by the Company.

d. Any need for approval by debentureholders or other creditors

In accordance with the transactions of issue of Agribusiness Receivables Certificates, backed by bonds issued by the Company, there is no contractual provision determining the need for prior approval by holders of these bonds to implement the Merger into the Company, but only subsequent communication, in case the event is approved by the Company’s Shareholders’ Meeting.

The Company has obtained the prior consent from Brazilian Economic and Social Development Bank — BNDES (“BNDES”), Banco do Brasil S.A. (“BB”) and Superintendência de Desenvolvimento do Centro Oeste (“SUDECO”) to perform the Merger transaction, as required in certain financing agreements executed by the Company or by the Absorbed Company with such banks.

With respect to the other agreed debts, no requirement for request of prior consent of the creditors for implementation of the Merger by the Company and/or by the Absorbed Company has been identified, it being understood that only a communication of the event is necessary.

e. Elements of assets and liabilities that shall comprise each installment of equity in case of spin-off

Not applicable.

f. Intention of the surviving companies to obtain registration as securities issuer

Not applicable, because the Company is already a company registered with the CVM as a category “A” securities issuer.

4.              Plans for conduct of the corporate business, particularly as regards specific corporate events that are intended to be carried out

Not applicable.

5.              Analysis of the following aspects of the transaction:

a. Description of the main expected benefits, including:

Considering that the Company and the Absorbed Company are companies that belong to the same economic group, the Merger shall bring benefits to the Company of an administrative, economic and financial nature, such as, for example:

(i)        rationalization and simplification of the equity structure and, consequently, consolidation of and reduction in combined operating costs and expenses;

(ii)       the combination of the corporate resources and equity involved in the transaction of the Company and the Absorbed Company shall enable a better management of transactions, assets and cash flow, thus resulting in optimization of the use of the operating and financial resources and, consequently, in the obtainment of better benefits for the corporate activities carried out by the Company and the Absorbed Company; and

(iii)     the increased operating integration between the Company and the Absorbed Company shall enable a better use of existing synergies and the creation of new ways of supplementation of the social activities, in such a manner as to seek the creation of value to the Company and to the Absorbed Company.

i. Synergies

Considering that the Parties are companies that belong to the same economic group, and the Company holds the entire capital stock of the Absorbed Company, the Merger is not expected to generate more synergies than the current synergies.

ii. Tax benefits

Not applicable.

iii. Strategic advantages

Considering that the Parties are companies that belong to the same economic group, and the Company holds the entire capital stock of the Absorbed Company, the Merger is not expected to generate any strategic advantages other than the benefits presented in item 5.a. above.

b. Costs

The estimated total costs and expenses for carrying out and consummating the Merger, including the fees of legal advisors, appraisers and auditors, and the costs for drawing out and publishing the corporate instruments are not expected to exceed the amount of three million Reais (R$3,000,000.00).

c. Risk factors

Considering that the Company holds the entire capital stock of the Absorbed Company, the Company’s management understands that the Merger does not increase the risk exposure of the Company or the Absorbed Company, and does not have any impact of the risk of the shareholders, investors and interested third parties of the Company.

d. In case of a transaction with a related party, any alternatives that could be used to achieve the same objectives, indicating the reasons why any such alternatives were ruled out.

Considering that the Company and the Absorbed Company are companies that belong to the same economic group, that the Company holds the entire capital stock of the Absorbed Company, and that the purposes of the Merger include but are not limited to the winding-up of the Absorbed Company, the rationalization and simplification of the equity structure and, consequently, consolidation of and reduction in combined operating costs and expenses and better use of the resources of the involved companies, bringing benefits to the companies of an administrative and economic nature, without impairing the proper development of the corporate business, in the management opinion that are no structural alternatives to achieve the same intended results.

e. Exchange ratio

The Merger shall be carried out with no exchange ratio of the shares issued by the Absorbed Company, considering that (i) the Company holds all shares issued by the Absorbed Company,

and there aren’t any non-controlling shareholders that should migrate to the Company; (i) (sic) the shares issued by the Absorbed Company and held by the Company shall be extinct upon the Merger; (iii) the Merger shall not result in capital increase of the Company; and (iv) the Merger shall not imply the issue of new shares by the Company.

f. In transactions involving controlled companies, controlling companies, or companies under common control

i. Exchange ratio of shares calculated in accordance with article 264 of Law No. 6.404 of 1976

ii. Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction

The Company submitted to the CVM, on October 3, 2017, a consultation petition in respect of the non-justification for the action by CVM to demand the preparation of a valuation report of the net equity, adjusted at market prices, of the Absorbed Company and the Company for purposes of comparison of the exchange ratio established by article 264 of the Corporation Law, because the Company understands that (a) there is no increase in the Company’s capital stock; (b) there is no issue of new shares of the Company; (c) there is no dilution or modification of the equity interest of the Company’s shareholders in connection with the Merger; and (d) the Merger shall not result in any loss to the Company’s shareholders.

By means of Official Letter No. 342/2017/CVM/SEP/GEA-2, dated October 24, 2017, the CVM confirmed the understanding of the Company and, therefore, it is not justified the action by CVM to demand preparing the valuation report of the net equity of the Company and the Absorbed Company at market prices for purposes of calculation of the exchange ratio established by article 264 of the Corporation Law.

iii. In case the transaction was preceded, over the last twelve (12) months, by control acquisition or equity interest acquisition in a control block:

•                  Comparative analysis of the exchange ratio and of the price paid upon the control acquisition

•                  Reasons that justify any differences in valuation in the different transactions

There has been no control acquisition or equity interest acquisition in control block involving the Absorbed Company over the last twelve (12) months.

iv. Justification for why the exchange ratio is on arm’s length basis, with description of the procedures and criteria adopted to ensure the transaction arm’s length basis or, if the exchange ratio is not on arm’s length basis, details on the payment or equivalent measures to ensure appropriate compensation.

Not applicable, given that there is no exchange ratio.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes

The minutes of meeting of the Board of Directors of the Company, held on November 16, 2017, which approved the Merger proposal, is available on the electronic page of the CVM and enclosed hereto as Document 01.

Additionally, the minutes of meeting of the Fiscal Council of the Company, held on November 16, 2017, which recommended the approval of the Merger, is available on the electronic page of the CVM and enclosed hereto as Document 02.

7. Copy of studies, presentations, reports, opinions or valuation reports of the companies involved in the transaction, made available to the controlling shareholder at any step of the transaction

In addition to being enclosed to the Protocol as Exhibit 10.4, the Accounting Valuation Report is available in the module of periodic and occasional information of the Empresas.NET System on the electronic page of the CVM (http://www.cvm.gov.br), in the category “Economic-Financial Data”, in the type “Valuation Report”.

The Valuation Report shall be also available to the shareholders for consultation at the Company’s head offices and on the electronic pages of the Company (http://fibria.infoinvest.com.br) and of B3 (http://www.b3.com.br).

7.1 Identification of any conflicts of interest between the financial institutions, companies and professionals that prepared the documents listed in item 7 and the companies involved in the transaction

There are no conflicts of interest.

8. Draft bylaws or amendment to bylaws of the companies resulting from the transaction

There are no amendments to bylaws, considering that the Absorbed Company shall be wound-up as a result of the Merger, and the Merger shall not result in increase in the Company’s capital stock.

9. Financial statements used for purposes of the transaction, in accordance with the specific rule

The financial statements of the Company and the Absorbed Company were excused, in accordance with ICVM 565/15, considering that no dilution shall result from the Merger, given that there shall be no capital increase and, therefore, no new shares shall be issued by the Company in connection with the Merger.

10. Pro-forma financial statements used for purposes of the transaction, in accordance with the specific rule

The pro-forma financial statements of the Company and the Absorbed Company were excused, in accordance with ICVM 565/15, considering that no dilution shall result from the Merger, given that there shall be no capital increase and, therefore, no new shares shall be issued by the Company in connection with the Merger.

11. Document containing information on the companies directly involved that are not publicly-held companies, including:

a.              Risk factors, as provided for in items 4.1 and 4.2 of the reference form

Considering that the Company holds all shares representing the capital stock of the Absorbed Company, the management understands that the risk factors set forth in the Company’s reference form already include the risk factors applicable to the Absorbed Company.

b.              Description of the main changes in the risk factors occurred during the previous fiscal year, and expectations in relation to any reduction or increase in the risk exposure as a result of the transaction, as set forth in item 5.4 of the reference form

Considering that the Company holds all shares issued by the Absorbed Company, the management understands that there shall be no change in the risk exposure as a result of the Merger of the Absorbed Company into the Company.

c.               Description of its activities, as provided for in items 7.1, 7.2, 7.3 and 7.4 of the reference form

7.1 Provide a summary description of the main activities carried out by the issuer and its controlled companies

The main activity of Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Absorbed Company”) is the production of renewable and sustainable forests, the manufacturing and sale of eucalyptus bleached pulp.

The Company’s business purpose, in accordance with its Articles of Association in effect on the date hereof, encompasses the following activities:

(a)                                extractive vegetal exploitation relating to own forestation and/or reforestation, as well as the sale and enclosed or derived measures relating to such activities;

(b)                                provision of services related to the activities listed in sub-item “a” above;

(c)                                 forest production support activity;

(d)                                manufacturing and sale of pulp and raw materials, related products and byproducts;

(e)                                 export and import of equipment, machines, goods, inputs and other assets related to pulp and related products manufacturing;

(f)                                   electricity production and sale; and

(g)                                equity interest in any other Company as a partner or shareholder

The Absorbed Company represents a production unit of the Surviving Company, located in the City of Três Lagoas, State of Mato Grosso do Sul, with an annual production capacity of 3.25 million tons of market pulp.

7.2. In relation to each operating segment disclosed in the last financial statements of end of fiscal year or in the consolidated financial statements, if any, please indicate the following information

a. products and services sold

The Absorbed Company sells bleached pulp produced from renewable eucalyptus forest on its own or third parties’ forest bases. The pulp bleached eucalyptus pulp is produced from planted eucalyptus trees only. It is a variety of high-quality short-fiber timber pulp. The eucalyptus is a short-fiber timber tree that is usually more appropriate to the manufacturing of toilet paper, coated and non-coated paper for printing and writing, and coated cardboard for packages. The short fibers are excellent for the manufacturing of paper with good capacity for printing, smoothness, brightness and uniformity. The “market pulp” is the pulp sold to paper manufacturers, unlike the pulp produced by an integrated paper manufacturer, made for use in paper production facilities. The “kraft” pulp is the pulp manufactured in a chemical process using sulfate.

b. revenue from the segment and its share in the net revenue of the issuer

Net revenue base date 2016: R$1,740,266 thousand

c. profit or loss from the segment and its share in the net profit of the issuer

Net profit base date 2016: R$337,383 thousand

7.3. In relation to the products and services corresponding to the operating segments disclosed in item 7.2, please describe:

a. characteristics of the production process

The pulp production process may be summarized in 2 steps: forest, with planting of planted and industrial eucalyptus trees, with timber extraction by means of a self-sufficient electricity process known as Kraft Process. It should be pointed out, however, that both operations are vertically integrated. They begin with the production of eucalyptus seedlings, continue with the planting and maintenance of forests, and finish in the pulp production plants after timber extraction, cutting and transportation.

b. characteristics of the distribution process

The pulp distribution process begins with its storage in the shipment sector of the production unit. The product may be sold in the domestic market or proceed for export, and this last one accounts for the majority of the sales of the Absorbed Company. In the pulp distribution process for export, the product is shipped by road, railway and maritime transportations to the export ports (Santos/State of São Paulo), following by maritime transportation to storage terminals abroad.

c. characteristics of the markets in which it operates, especially:

i. market share in each of the markets

ii. competition conditions in the markets

The global pulp industry is basically divided into two groups of categories of this product: the mechanical one, which is the pulp produced with the use of processes based on mechanic power only, and the chemical one, which encompasses the pulp produced after the chemical treatment of timber splinters and chips with caustic soda. 170 million tons of pulp are produced all over the world every year, of which 84% are chemical pulp, according to market statistics.

In the global market of market pulp, which involves all types of chemical pasta (long and short fiber, bleached and non-bleached), the Surviving Company holds 2.1% of the demand, which totalized approximately 60 million tons in 2016, according to the Pulp and Paper Products Council (PPPC). In the bleached, short-fiber, market pulp segment, the Surviving Company holds 3.9% of the global market (32 million tons/year), and in the bleached eucalyptus pulp segment (23 million tons/year), the market share of Fibria is 5% of the global market, according to the PPPC. PPPC.

The global market of market pulp is significantly fragmented. Therefore, there are several competitors in this market.

d. occasional seasonality

There is market seasonality in relation to both the demand and the supply of pulp.

In relation to the demand, the principal consumers markets tend to reduce the consumption in the vacation/summer periods in the North hemisphere (June to August), as well as in the new year’s period of the Chinese calendar (February to march). In December, the period of the Christmas and New Year’s holidays, the sales also tend to decrease, but in this case the sales are anticipated for November, for the purpose of maintaining the inventories at reasonable levels to handle the end-of-year holidays.

Regarding the supply, the pulp producers schedule annual shutdowns for maintenance of their production units, which tend to take place in a previously established period of the operation schedule of the producers, in view of security rules (annual reviews, usually depending on the operation startup month) and weather conditions, which in this case are specific of each continent. In the South hemisphere, the production shutdowns for maintenance of the plants in which the production units are located tend to occur mainly in the second and third quarters of the year. On the other hand, in the North hemisphere the shutdowns take place during the European and U.S. summer, because the shutdowns of machines are more expensive and unfeasible in the winter in view of the low temperatures.

e. main inputs and raw material, informing:

i. description of the relationships with suppliers, including if they are subject to governmental control or regulations, with indication of the bodies and the respective applicable law

ii. occasional dependence on a few suppliers

iii. occasional volatility in its prices

The main inputs and raw material used by Fibria in its production process are: timber, power, chemicals and water.

The timber comes from the production of pulp using exclusively eucalyptus grown in its own sustainable forests and from the purchase of timber from third parties.

i. Relationships with suppliers: The Absorbed Company maintains a dedicated organizational structure in all operations that receive this type of supply. These professionals are in charge of maintaining the commercial relationship with the third party producers, ensuring compliance with terms, prices and other relevant topics.

ii. Occasional dependence on a few suppliers: Incentives and partnerships for timber supply are important for the industry development, thus diluting the risks of the operation and the capital employed.

iii. Occasional volatility in its prices: Most agreements of the Absorbed Company are negotiated with pre-fixed prices, restated by largely known indexes (E.g.: Extended National Consumer Price Index (IPCA)). In case of occasional purchases, a basis of historical base prices is used, always comparing the local market and also with specific indexes (E.g.: Cepea-USP).

Out of the total quantity of auto-generated thermal and electric power, 90% came from renewable fuels, like biomass and black liquor, which derive from the pulp production process, and 10% came from non-renewable fuels purchased by the Absorbed Company, such as oil and natural gas. The electricity surplus generation capacity places the Absorbed Company in a position of low risk of exposure to the volatilities of this market. The suppliers of electricity, fuel oils and natural gas are regulated by governmental agencies such as the ANEEL (Brazilian Electric Power Agency) and the ANP (Brazilian Oil Agency). The Absorbed Company itself is subject to the regulation of the ANEEL in relation to its operations with electricity.

Various chemicals are used in the pulp production process. Considering the significant dependence on some of them, the Company has long-term promise of purchase and sale agreements in place with several chemical suppliers. The average term of such agreements is 10 years so as to mitigate this dependency.

Water is an insignificant component of the cost, but essential for the production of pulp and paper. The water used in the Três Lagoas unit comes from the water resources of the Paraná River (MS), which is adjacent to the Absorbed Company’s plant.

7.4. Please clarify if there are customers that account for more than 10% of the total net revenue of the issuer and report:

a. The total amount of revenue from the customer

b. The operating segments affected by the revenues from the customer

Currently, the Absorbed Company has three customers that account for more than 10% of its net revenue. Together, such customers account for approximately 57% of its total net revenue. The top twenty clients account for approximately 98% of its total net revenue. By virtue of a confidentiality agreement between the parties, specific figures per customer cannot be reported.

As described in section 7.2, the Absorbed Company has only one significant operating business segment relating to the sale of pulp in the global market. The three customers that account for more than 10% of the Company’s total net revenue belong to the Company’s sole operating segment.

d.              Description of the business group in accordance with item 15 of the reference form

The Company and the Absorbed Company both belong to the same business group, and the Company holds all the shares in the capitals tock of the Absorbed Company. Thus, the information relating to its business group blends with the information on the business group to which the Company belongs; such information is available on the websites of the Company (http://fibria.infoinvest.com.br) and in the “Reference Form” section of the Company’s page on the CVM website (http://www.cvm.gov.br).

e.               Description of the capital stock in accordance with item 17.1 of the reference form

The capital stock of the Absorbed Company, fully subscribed and paid up, is six billion four hundred and five million two hundred and thirty-nine thousand eight hundred and eighty-four Reais (R$6,405,239,884.00), divided into six billion four hundred and five million two hundred and thirty-nine thousand eight hundred and eighty-four (6,405,239,884) shares with a par value of one Real (R$1.00) each, all held by the Company, as shown below:

		Individual Taxpayers Register (CPF)/National Corporate Taxpayers	Common Shares		Total Shares
Name	Nationality	Register (CNPJ) No.	No.	%	No.	%
Fibria Celulose S.A.	Brazilian	60.643.228/0001-21	6,405,239,884	100.00	6,405,239,884	100.00
Others	—		0	0.00	0	0.00
Treasury Shares	—	—	—	—	—	—
Total			6,405,239,884	100.00	6,405,239,884	100.00

The Absorbed Company has not issued securities convertible into shares.

12. Description of the capital and control structure after the transaction in accordance with item 15 of the reference form

Absorbed Company:

As the Merger will represent the extinguishing of the Absorbed Company, the six billion four hundred and five million two hundred and thirty-nine thousand eight hundred and eighty-four (6,405,239,884) shares with a par value of one Real (R$1.00) each will be canceled.

Company:

As of the date hereof, the capital of the Company, fully subscribed and paid up, is nine billion seven hundred and forty million seven hundred and seventy-seven thousand one hundred and seventy-nine Reais (R$9,740,777,179.59), divided into five hundred and fifty-three million nine hundred and thirty-four thousand six hundred and forty-six (553,934,646) registered common shares without par value, distributed among the shareholders of the Company as follows:

		Individual Taxpayers Register (CPF)/National Corporate Taxpayers	Common Shares		Total Shares
Name	Nationality	Register (CNPJ) No.	No.	%	No.	%
BNDES Participações S.A. - BNDESPAR	Brazilian	00.383.281/0001-09	161,082,681	29.08	161,082,681	29.08
Votorantim S.A.	Brazilian	03.407.049/0001-51	162,974,335	29.42	162,974,335	29.42
Others	—	—	229.123.008	41,35	229.123.008	41,36
Treasury Shares	—	—	754.622	0,14	754.622	0,14
Total	—	—	553,934,646	100.00	553,934,646	100.00

As the Merger will result in dissolution of the Absorbed Company, all the six billion four hundred and five million two hundred and thirty-nine thousand eight hundred and eighty-four (6,405,239,884) shares with a par value of one Real (R$1.00) each will be canceled.

After the Merger, the capital stock of the Company will continue to be nine billion seven hundred and forty million seven hundred and seventy-seven thousand one hundred and seventy-nine Reais (R$9,740,777,179.59), divided into five hundred and fifty-three million nine hundred and thirty-four thousand six hundred and forty-six (553,934,646) registered common shares without par value, distributed among the shareholders of the Company as follows:

13. Number, class, nature, and type of the securities of each company involved in the transaction which are held by any other companies involved in the transaction or by their related persons, as defined in the rules that govern tender offers

The table below contains the information on the Company and on the Absorbed Company:

Company:

	Number of Common Shares	%
Controlling Shareholder	324.057.016	58,50
Managers	75.651	0,01
Outstanding Shares	229.047.357	41,35
Treasury Shares	754.622	0,14
Total	553,934,646	100.00

Absorbed Company:

	Number of Common Shares	%
Controlling Shareholder (Company)	6,405,239,884	100.00
Managers	0	0
Total	6,405,239,884	100.00

14. Exposure of any of the companies involved in the transactions or of their related persons, as defined in the rules that govern tender offers, in derivatives referenced to securities issued by other companies involved in the transaction

As of the date of disclosure of this Proposal, neither the Company, nor the Absorbed Company nor their related persons are subject to exposure in derivatives referenced to securities of the Company and of the Absorbed Company.

15. Report of all transactions with securities issued by the companies involved in the transaction carried out by the persons listed below in the last six (6) months:

a.                                     Companies involved in the transaction

i.                                         Private purchase transactions

•                  Average price

•                  Number of shares involved

•                  Security involved

•                  Percentage in relation to the class and type of security

•                  Other relevant conditions

No private purchase transactions have been carried out by the companies involved in the Merger in the last six (6) months.

ii.                                     Private sales transactions

•                  Average price

•                  Number of shares involved

•                  Security involved

•                  Percentage in relation to the class and type of security

•                  Other relevant conditions

In the last six (6) months, the Company purchased shares in the market to keep them in treasury and sold shares kept in treasury to the management under the option to purchase shares base on the Stock Option Plan, according the terms and conditions of the Plan, according to the situation, as detailed below:

Total amount purchased	Average Price		Security type	Percentual	Other relevant conditions
199.490	R$	36,29	Ordinary Shares	0,0360133%	Not applicable

Total amount sold	Average Price		Security type	Percentual	Other relevant conditions
137.510	R$	23,03	Ordinary Shares	0,0248242%	Not applicable

iii.                                 Purchase transactions in regulated markets

•             Average price

•             Number of shares involved

•             Security involved

•             Percentage in relation to the class and type of security

•             Other relevant conditions

No purchase transactions in regulated markets have been carried out by the companies involved in the Merger in the last six (6) months.

iv.                                  Sale transactions in regulated markets

•             Average price

•             Number of shares involved

•             Security involved

•             Percentage in relation to the class and type of security

•             Other relevant conditions

No sale transactions in regulated markets have been carried out by the companies involved in the Merger in the last six (6) months.

b.                                     Related parties of the companies involved in the transaction

i.    Private purchase transactions

•             Average price

•             Number of shares involved

•             Security involved

•             Percentage in relation to the class and type of security

•             Other relevant conditions

ii.       Private sale transactions

•             Average price

•             Number of shares involved

•             Security involved

•             Percentage in relation to the class and type of security

•             Other relevant conditions

iii.   Purchase transactions in regulated markets

•             Average price

•             Number of shares involved

•             Security involved

•             Percentage in relation to the class and type of security

•             Other relevant conditions

iv.    Sale transactions in regulated markets

•             Average price

•             Number of shares involved

•             Security involved

•             Percentage in relation to the class and type of security

•             Other relevant conditions

No transactions have been carried out by related parties of the companies involved in the Merger in the last six (6) months.

16. Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under pursuant to CVM Guidance Opinion No. 35 of 2008.

No Special Committee has been established to negotiate the exchange ratio of the shares issued by the Absorbed Company with shares issued by the Company, as the Merger will be carried out without such exchange ratio, given that (1) the Company holds all the shares issued by the Absorbed Company and there are no non-controlling shareholders that are to migrate to the Company, (2) the shares in the Absorbed Company will be canceled upon the Merger, (3) accounting entries will be recorded replacing (i) the amounts recorded as investment by the Company with (ii) entries in each of the accounts of the Company’s financial statements corresponding to the Absorbed Company’s accounts, and (4) the Merger will not result in an increase in the Company’s capital stock, as described above.

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807 – CVM Code 12793

MANAGEMENT’S PROPOSAL FOR THE SPECIAL SHAREHOLDERS’
MEETING

TO BE HELD ON

DECEMBER 18, 2017

EXHIBIT II

INFORMATION REQUESTED PURSUANT TO THE PROVISIONS OF
ARTICLE 20-A OF ICVM 481/09 AND ARTICLE 12 OF ICVM 565/15

Document 1

Minutes of meeting of the Board of Directors of the Company held on

November 16, 2017

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 16, 2017

1.              Date, Time and Place: Held on November 16, 2017, at 10:00AM, by videoconference centralized at the headquarters of Fibria Celulose S.A. (“Company”), located at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo, CEP 04551-010.

2.              Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.3 of its Internal Rules.

3.              Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; e Raul Calfat.

4.              Meeting Board: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors. and Mrs. Claudia Elisete Rockenbach Leal— Secretary.

5.              Agenda: The members of the Board of Directors will discuss and deliberate about (i) proposal, to be submited to the special general meeting, to approve the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited liability company enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with its articles of incorporation filed with the JUCESP under State Registration (NIRE) No. 35.225.356.634, (the “Absorbed Company”), and the management of the Company on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (the “Protocol”); (ii) proposal, to be submitted to the special general meeting, to approve the ratification of the appointment and engagement by the Company of PricewaterhouseCoopers Auditores Independentes, professional service firm established in the Capital City of the State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torino tower, Água Branca, enrolled with the Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“Valuation Company”), as the specialized firm to prepare the book value valuation report on the shareholders’ equity of the Absorbed Company (the “Book Value Valuation Report”); (iii) proposal, to be submitted to the special general meeting, to approve the Book Value Valuation Report; (iv) proposal, to be submitted to the special general meeting, to approve the merger of the Absorbed Company into the Company, with the resulting extinguish of the Absorbed Company (“Merger”); (v) proposal, to be submitted to the special general meeting, to authorize the managers to take all actions that may be necessary to give effect to the foregoing resolutions; (vi) call notice of the Special General Meeting.

6.              Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided, by unanimous vote, without reservations and/or qualifications, to approve the following:

6.1.                           Approve the proposal, to be submitted to the special general meeting, to approve the Protocol, which states the terms, conditions and clauses of the merger of the Absorbed Company by the Company and which private instrument, signed by the meeting board, it is recorded in the headquarter of the Company;

6.2                              Approve the proposal, to be submitted to the special general meeting, to ratify the appointment and engagement of Valuation Company to prepare the Book Value Valuation Report, according to the article 226 of the Corporate Law;

6.3                              Approve the proposal, to be submitted to the special general meeting, to approve the Book Value Valuation Report prepared by the Valuation Company by the accounting criteria, at the base date September 30, 2017 (“Base Date”), which is the Appendix 10.6 of the Protocol (“Valuation Report”);

6.4                              Approve the proposal, to be submitted to the special general meeting, of the merger of the Absorbed Company into the Company, in accordance with the terms described in the Protocol, with the transfer of the net equity resulting the extinguish of the Absorbed Company.

6.4.1                    Consign that the alteration of the by-laws of the Absorbed Entity and the deliberation of the special general meeting that approve the Merger will just produce its effects on December 31, 2017, inclusive (“Effective Date”). Therefore, the Merger will only produce produce effects (whether civil, corporate, accounting or tax) and shall only become effective upon dissolution of the Absorbed Company, transfer of the equity of the Absorbed Company to the Surviving Company and succession by the Surviving Company in all the assets, properties, rights, claims, powers, immunities, actions, exceptions, duties, obligations, subjections and liabilities, on the Effective Date.

6.4.2                    Since the Surviving Company is, at this date, the owner of one hundred percent (100%) of the shares of the Absorbed Company’s capital stock, the Merger will be effective without increasing the capital of the Company. The effectiveness of the Merger will be granted by means of accounting transactions that will substitute (a) the figures registered by the Company in its financial statements as investment in the Absorbed Company by (b) an allocation line by line of the assets and liabilities to be absorbed.

6.4.3                    According the terms of the Protocol, the Merger will be executed without a substitution relation of the shares issued by the Absorbed Company, since (i) the Company is the owner of all the shares of the Absorbed Company’s capital stock, not existing non-controlling shareholders that should be transferred to the Company; (ii) the shares issued by the Absorbed Company and owned by the Company will be extinguished on the occasion of the Merger; (iii) the Merger will not imply the increase of the capital stock of the Company; and (iv) the Merger will not imply in the issuance of new shares of the Company;

6.4.4                    On the Effective Date, the Company will succeed the Absorbed Company universally, to all rights, claims, powers, immunities, actions, exceptions, duties, debts, obligations, subjections, liens and liabilities , whether material or immaterial.

6.4.5                    As demonstrated in the Evaluation Report, the Evaluation Company has conclude, based on the work performed, the amount of six billion, eight hundred and twenty-five million, two hundred and twenty-four thousand, six hundred and eight Reais and eighty-six cents (R$6,825,224,608.86) and represents, in all relevant aspects, the accounting value of the net equity of the Absorbed Company to be merger into the Surviving Company.

6.4.6                    Consign that, by means of the Official Letter No. 342/2017/CVM/SEP/GEA-2, dated as of October 24, 2017, the CVM has approved the request presented by the management of the Company to waive the preparation of a valuation report on the net equity of the Company and of the Absorbed Company at market prices for purposes of calculation of a replacement list provided for in art. 264 of the Corporations Law, since (i) the Company is the owner of one hundred percent (100%) of the shares of the Absorbed Company’s capital stock; (ii) the Merger will not result in a capital increase of the Company; and (iii) there will not be any modification on the participation of the shareholders of the Company by means of the Merger.

6.4.7                    According to the articles 136 and 137 of the Corporate Law, the current shareholders of the Company will not have the right of withdrawal as a result of approval of the Merger.

6.5                              Approve the proposal, to be submitted to the special general meeting, to authorize the management of the Company to take all actions that may be necessary to give effect to the resolutions approved by the special general meeting, inclusing, without limitation, sign and execute any and all document and proceed with all registration in the governmental entities and private entities that are necessary to this operation.

6.6                              Approve the call of the special general meeting, to be held on December 18, 2017 to analyze and decide on the items stated on the agenda of this meeting.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Meeting Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendees: Mess. José Luciano Duarte Penido (Chariman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-President of the Board of Directors); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, November 16, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807 — CVM Code 12793

MANAGEMENT’S PROPOSAL FOR THE SPECIAL SHAREHOLDERS’ MEETING

TO BE HELD ON

DECEMBER 18, 2017

EXHIBIT II

INFORMATION REQUESTED PURSUANT TO THE PROVISIONS OF ARTICLE 20-A OF ICVM 481/09 AND ARTICLE 12 OF ICVM 565/15

Document 2

Minutes of meeting of the Fiscal Council of the Company held on November 16, 2017

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 12793

MINUTES OF THE FISCALCOUNCIL MEETING

HELD ON NOVEMBER 16, 2017

7.                                     Date, Time and Place: Held on November 16, 2017, at 11:00AM, at the headquarters of Fibria Celulose S.A. (“Company”), located at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo, CEP 04551-010.

8.                                     Call notice: Call notice realized in accordance with the item 4.3 of the Internal Rules of the Fiscal Council.

9.                                     Attendance: The totality of the members of the Fiscal Council of the Company: Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião e Domenica Eisenstein Noronha.

10.                              Meeting Board: Mr. Maurício Aquino Halewicz, as the Chairman and Mr. André Luiz Gonçalves, as Secretary.

11.                              Agenda: The members of the Fiscal Council are met to exam and give their opinion about the following proposal to be submitted to the Special General Meeting of the Company (“SGM”‘):(i) the execution of the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited liability company enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with its articles of incorporation filed with the JUCESP under State Registration (NIRE) No. 35.225.356.634, (the “Absorbed Company”), and the management of the Company on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (the “Protocol”); (ii) the ratification of the appointment and engagement by the Company of PricewaterhouseCoopers Auditores Independentes, as the specialized firm to prepare the book value valuation report on the shareholders’ equity of the Absorbed Company (the “Book Value Valuation Report”); (iii) approve the Book Value Valuation Report; (iv) the merger of the Absorbed Company into the Company, with the extinguish of the Absorbed Company (“Merger”); (v) issue a report about the merger of the Absorbed Company into the Company .

12.                              Resolutions: After discussion and analysis of the matters included on the Agenda, by unanimous vote, without reservations and/or qualifications, the following was approved:

6.1.                           Give a favorable opinion for the execution of the Protocol, which states the terms, conditions and clauses of the merger of the Absorbed Company by the Company;

6.2                              Give a favorable opinion to ratify the appointment and engagement of Valuation Company to prepare the Book Value Valuation Report, according to the article 226 of the Corporate Law;

6.3                              Give a favorable opinion for the approval of the Book Value Valuation Report prepared by the Valuation Company by the accounting criteria, at the base date September 30, 2017 (“Base Date”), which is the Appendix 10.6 of the Protocol (“Valuation Report”);

6.4                              Give a favorable opinion of the merger of the Absorbed Company into the Company, in accordance with the terms described in the Protocol, to be submitted to the SGM.

6.5                              Approve the issuance of the report about the merger of the Absorbed Company by the Company, as the Appendix I of this minutes.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all attendees.

São Paulo, November 16, 2017

Meeting Board:

Maurício Aquino Halewicz	André Luiz Gonçalves
Chairman	Secretary

Fiscal Council members:

Maurício Aquino Halewicz	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 12793

APPENDIX I OF THE MINUTES OF THE FISCALCOUNCIL MEETING

HELD ON NOVEMBER 16, 2017

REPORT FROM THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Company”), in compliance with the applicable laws and stautory rules, in a meeting held on November 16, 2017 at Company’s headquarter, examined the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”) and the management of the Company and its appendixes.

Based on the documents examined and the information and clarification given by the management of the Company, give a favorable opinion for the approval, by the shareholders of the Company, to the merger of Fibria-MS into the Company, according to the terms stated in the protocol and justification agreement.

São Paulo, 16 de novembro de 2017.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. INTO FIBRIA CELULOSE S.A.

executed between

FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA.

in the capacity as Absorbed Company,

and

FIBRIA CELULOSE S.A.

in the capacity as Surviving Company

November 16, 2017

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. INTO FIBRIA CELULOSE S.A.

By this private instrument and on the best terms of the law,

(a) FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited liability company, with its principal place of business in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd floor, suite 32, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, Postal Code 04551-010, enrolled with the National Corporate Taxpayers Register (“CNPJ”) under No. 36.785.418/0001-07 and the articles of incorporation of which are registered with the Commercial Registry of the State of São Paulo (“JUCESP”) under Company Registration Identification Number (“NIRE”) 35.225.356.634, herein represented by its Officers Marcelo Strufaldi Castelli, Brazilian, married, mechanic engineer, bearer of Identity Card R.G. No. 11.778.104-6, issued by SSP/SP, enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 057.846.538-81, and Guilherme Perboyre Cavalcanti, Brazilian, married, economist, bearer of Identity Card - RG No. 04834163-0, issued by IFP-RJ, enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 010.981.437-10; both resident and domiciled in the City and State of São Paulo, with offices at Rua Fidêncio Ramos, No. 302, 3rd floor, Vila Olímpia Corporate Building, Tower B, Postal Code 04551-010, in the same City and State (“Absorbed Company”); and

(b) FIBRIA CELULOSE S.A., a publicly-held corporation, with its principal place of business in the City of São Paulo, State of São Paulo, Rua Fidêncio Ramos, No. 302, 3rd and 4th floors (in part), Vila Olímpia Corporate Building, Tower B, Vila Olímpia, Postal Code 04551-010, enrolled with the National Corporate Taxpayers Registry (CNPJ) under No. 60.643.228/0001-21 and its articles of incorporation duly filed with JUCESP under NIRE 35.300.022.807, registered with the Brazilian Securities Commission (“CVM”) as a publicly-held company category “A” under code 12793, the shares of which are traded in Novo Mercado of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) under code FIBR3, herein represented by its Officers Marcelo Strufaldi Castelli, Brazilian, married, mechanic engineer, bearer of Identity Card R.G. No. 11.778.104-6, issued by SSP/SP, enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 057.846.538-81, and Guilherme Perboyre Cavalcanti, Brazilian, married, economist, bearer of Identity Card - RG No. 04834163-0, issued by IFP-RJ, enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 010.981.437-10; both resident and domiciled in the City and State of São Paulo, with offices at Rua Fidêncio Ramos, No. 302, 3rd floor, Vila Olímpia Corporate Building, Tower B, Postal Code 04551-010, in the same City and State;

Absorbed Company and Surviving Company are hereinafter collectively simply referred to as “Parties” and individually as “Party”.

WHEREAS:

(i)                                   the Surviving Company is a publicly-held company category “A” that operates mainly in the industry and commerce, wholesale and retail, of pulp, paper and other by-products, in the exploitation of processing, distribution and commercialization activities of biomass and in the production, distribution and commercialization of energy;

(ii)                               the Absorbed Company is a limited liability company, whose purpose is (i) the vegetal extractive exploitation relating to reforesting and/or proper reforesting, as well as the sale and tasks associated or derived from such activity; (ii) the provision of services inherent to the activities listed in item (i) above; (iii) the activity to support forest production; (iv) the manufacturing and commercialization of pulp and raw materials, connected products and by-products; (v) the export and import of equipment, machinery, goods, raw materials and other goods relating to the industrialization of pulp and related products; (vi) the production and sale of electric energy; and (vii) the holding of equity interest, as partner or shareholder, in any company;

(iii)                           The Surviving Company is the owner of shares representing one hundred percent (100%) of the Absorbed Company’s capital stock.

(iv)                            subject to certain terms and conditions, the Surviving Company wishes to merge the Absorbed Company, and the Absorbed Company wishes to be merged into the Surviving Company; and

(v)                                the managements of the Parties believe that the merger of the Absorbed Company into the Surviving Company will benefit the Surviving Company, optimizing its capital and management structure.

NOW, THEREFORE, the parties resolve to execute, pursuant to the provisions of articles 224, 225, 226 and 227 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”), of articles 1.116 to 1.122 of Law No. 10.406, of January 10, 2002, as amended (“Civil Code”), and of the rules contained in CVM Instruction No. 565, of June 15, 2015, as amended, this “Private Instrument of Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.”, subject to the terms, clauses and conditions set forth below (“Protocol”):

SECTION 1

SUBJECT MATTER

1.1.                           Transaction. The subject matter of this instrument of Protocol is to consubstantiate the justifications, terms, clauses and conditions of the merger of the Absorbed Company into the Surviving Company, so that, on the Effective Date (as defined below), the Absorbed Company will be dissolved and the Surviving Company will succeed the Absorbed Company, universally, to all rights, claims, powers, immunities, actions, exceptions, duties, debts, obligations, subjections, liens and liabilities owned by the Absorbed Company, pursuant to the provisions of article 227 of the Corporation Law (“Transaction”).

SECTION 2

REASONS AND PURPOSES OF THE TRANSACTION, BENEFITS, RISK FACTORS AND COSTS

2.1.                           Reasons and Purposes of the Transaction. In view of the fact that the Parties are companies that belong to the same economic group, since the Surviving Company is the owner of the totality of the capital stock of the Absorbed Company, the Transaction will bring administrative, economic and financial benefits to the Parties, which are:

(iv)                               rationalization and simplification of the corporate structure and, consequently, consolidation and reduction of costs and combined operating expenses;

(v)                                  the commingling of the corporate funds and equities involved in the transaction of the Parties will permit a better management of transactions, assets and cash flows, this resulting in optimization of the use of the operating and financial funds and, as a consequence, obtainment of greater benefits to the corporate activities performed by the Parties; and

(vi)                               the greater operational integration of the Parties will permit a better use of already existing synergies and the creation of new forms of supplementation between the corporate activities, so as to seek the creation of value to the Parties.

2.2.                           Risk Factors. In view of the fact that the Surviving Company is the owner of the totality of the capital stock of the Surviving Company, the Parties understand that the Transaction does not increase the risk exposure of the Surviving Company or of the Absorbed Company, and does not affect the risk to the shareholders, to the investors and to the interested third parties of the Surviving Company.

2.3.                           Cost Estimate. The Parties estimate that the total costs and expenses to carry out and implement the Transaction, including the legal advisors’, appraisers’ and auditors’ fees and the costs to prepare and publish the corporate acts shall not exceed the amount of three million Reais (R$3,000,000.00).

2.4.                           Opinion of the Managers. The Parties’ managers understand that the Transaction will bring more rationalization of the activities of the corporate group to which the Parties belong, which fully justifies the Transaction.

SECTION 3

CAPITAL STOCK OF THE PARTIES BEFORE THE TRANSACTION

3.1.                           Composition of the Capital Stock of the Absorbed Company before the Transaction. On the date hereof, the capital stock of the Absorbed Company, wholly subscribed and partially paid in, is six billion, four hundred and five million, two hundred and thirty-nine thousand and eight hundred and eighty four Reais (R$6,405,239,884.00), divided into six billion, four hundred and five million, two hundred and thirty-nine thousand and eight hundred and eighty four (6,405,239,884) shares, with a par value of One Real (R$1.00) each, all of which are owned by the Surviving Company, as informed below:

		Taxpayer Card	Common Shares		Total Shares
Name	Nationality	CPF/CNPJ	No.	%	No.	%
Fibria Celulose S.A;	Brazilian	60.643.228/0001-21	6,405,239,884	100.00	6,405,239,884	100.00
Others	—		0	0.00	0	0.00
Treasury Stock	—	—	—	—	—	—
Total			6,405,239,884	100	6,405,239,884	100

3.2.                           Composition of the Capital Stock of the Surviving Company before the Transaction. On the date hereof, the capital stock of the Surviving Company, fully subscribed and paid in, is nine billion, seven hundred and forty million, seven hundred and seventy-seven Reais and fifty-nine cents (R$9,740,777,179.59), divided into five hundred and fifty-three million, nine hundred and thirty-four thousand and six hundred and forty-six (553,934,646) common registered shares, without par value, distributed among the shareholders of the Surviving Company as follows:

		Taxpayer Card	Common Shares		Total Shares
Name	Nationality	CPF/CNPJ	No.	%	No.	%
BNDES Participações S.A. - BNDESPAR	Brazilian	00.383.281/0001-09	161,082,681	29.08	161,082,681	29.08
Votorantim S.A.	Brazilian	03.407.049/0001-51	162,974,335	29.42	162,974,335	29.42
Others	—	—	229.123.008	41,35	229.123.008	41,36
Treasury Stock	—	—	754.622	0,14	754.622	0,14
Total	—	—	553,934,646	100.0	553,934,646	100.0

SECTION 4

SHARES ATTRIBUTED TO THE HOLDERS OF PREFERRED SHARES AND MODIFICATION OF THE PREFERENCES AND ADVANTAGES

4.1.                           Preferred Shares of the Absorbed Company. There are no preferred shares issued by the Absorbed Company.

4.2.                           Preferred Shares of the Surviving Company. There are no preferred shares issued by the Surviving Company.

4.3.                           Rights, votes and dividends of the shareholders of the Surviving Company. The voting rights, dividends or any other property rights granted to the current shareholders of the Surviving Company shall not be changed, comparatively to the political and property advantages of the shares existing before the Transaction.

SECTION 5

CAPITAL STOCK OF THE PARTIES AFTER THE TRANSACTION

5.1.                           Composition of the Capital Stock of the Absorbed Company After the Transaction. Since the Transaction will result in dissolution of the Absorbed Company, all six billion, four hundred and five million, two hundred and thirty-nine thousand and eight hundred and eighty four (6,405,239,884) shares, with a par value of One Real (R$1.00) each will be cancelled.

5.2.                           Composition of the Capital Stock of the Surviving Company After the Transaction. The capital stock of the Surviving Company after the Transaction will remain unchanged, in the amount of nine billion, seven hundred and forty million, seven hundred and seventy-seven Reais and fifty-nine cents (R$9,740,777,179.59), divided into five hundred and fifty-three million, nine hundred and thirty-four thousand and six hundred and forty-six (553,934,646) common registered shares, without par value, without any change in their distribution among the shareholders of the Company, which shall remain as follows:

		Taxpayer Card	Common Shares		Total Shares
Name	Nationality	CPF/CNPJ	No.	%	No.	%
BNDES Participações S.A. - BNDESPAR	Brazilian	00.383.281/0001-09	161,082,681	29.08	161,082,681	29.08
Votorantim S.A.	Brazilian	03.407.049/0001-51	162,974,335	29.42	162,974,335	29.42
Others	—	—	229.123.008	41,35	229.123.008	41,36
Treasury Stock	—	—	754.622	0,14	754.622	0,14
Total	—	—	553,934,646	100.0	553,934,646	100.0

SECTION 6

RIGHT OF WITHDRAWAL AND REIMBURSEMENT AMOUNT

6.1.                           Right of Withdrawal of the Partners of the Absorbed Company. Since the Surviving Company is the sole partner of the Absorbed Company, there will be no dissenting partner with respect to the resolution of the Absorbed Company approving the Transaction, pursuant to the provisions of article 1.077 of the Civil Code.

6.2.                           Right of Withdrawal of the Shareholders of the Surviving Company. Pursuant to the provisions of article 136 and of article 137 of the Corporation Law, the current shareholders of the Surviving Company will not have the right of withdrawal as a result of approval of the Transaction by the shareholders’ meeting.

6.3.                           Adjustments of Equity Interests in View of the Exercise of the Right of Withdrawal. Since the current shareholders of the Absorbed Company and of the Surviving Company will have no right of withdrawal, no adjustment of equity interests in view of the exercise of the right of withdrawal will be necessary.

SECTION 7

EXCHANGE RATIO AND NUMBER OF SHARES

7.1.                                     No Exchange Ratio. The Transaction will be conducted without exchange ratio of the shares issued by the Absorbed Company, in view of the fact that (i) the Surviving Company holds all shares issued by the Absorbed Company, and there are no non-controlling partners that shall migrate to the Surviving Company; (ii) the shares issued by the Absorbed Company and held by the Surviving Company will be extinguished on the occasion of the Transaction, according to Section 7.2 below; (iii) the Transaction will not result in a capital increase in the Surviving Company, pursuant to the provisions of Section 12.1 below; and (iv) the Transaction will not imply the issue of new shares by the Surviving Company, pursuant to the provisions of Section 7.3 below.

7.2.                                     Extinguishment of Shares of the Absorbed Company. The Transaction will result in extinguishment of the Absorbed Company and, as a consequence, of all shares issued by the Absorbed Company.

7.3.                                     Inexistence of Shares Issued by the Surviving Company. The Transaction will be conducted without the issue of new shares by the Surviving Company.

7.4.                                     Fractions of Shares of the Surviving Company. Since the Transaction will be conducted without the issue of new shares by the Surviving Company, there will be no fractions of shares to be consolidated.

SECTION 8

CALCULATION OF THE EXCHANGE RATIO FOR COMPARATIVE PURPOSES

8.1.                           Unenforceability of the Exchange Ratio for Comparative Purposes. The Parties understand that the valuation of the net equity of the Surviving Company and of the Absorbed Company is not reasonable for purposes of comparing the exchange ratio contemplated in Article 264 of the Corporation Law, in view of the fact that (i) the Surviving Company is the holder of all shares issued by the Absorbed Company, and there are no no-controlling partners that will migrate to the Surviving Company; (ii) the shares issued by the Absorbed Company and held by the Surviving Company will be extinguished on the occasion of the Transaction; (iii) the Transaction shall not result in any increase in the capital stock of the Surviving Company; and (iv) the Transaction shall not imply the issue of new shares by the Surviving Company. To that effect, the Company filed a consultation letter regarding the non-necessity of action by CVM to demand the preparation of a valuation report on the net equity of the Company and of the Absorbed Company at market prices for purposes of calculation of a replacement list provided for in art. 264 of the Corporations Law, and which understanding was confirmed by means of Official Letter No. 342/2017/CVM/SEP/GEA-2, dated as of October 24, 2017.

SECTION 9

EQUITY ELEMENTS ASSETS AND LIABILITIES

9.1.                           Equity Elements Assets and Liabilities. On the Effective Date (as defined below), all equity elements, assets and liabilities, that are part of the Absorbed Company’s equity, including, without limitation, the properties owned by the Absorbed Company listed in Exhibit 9.1 hereto will be transferred to the Surviving Company.

9.2.                           Cancellation of Investment. Upon implementation of the Transaction, the investment of the Surviving Company in the Absorbed Company will be cancelled and substituted by the assets and liabilities that compose the equity of the Absorbed Company, which shall be absorbed by the Surviving Company. The Transaction shall be implemented by means of accounting entries that substitute (i) the amounts registered by the Surviving Company in its financial statements by way of investment in the Absorbed Company for (ii) a line-by-line allocation of the assets and liabilities to be absorbed.

SECTION 10

VALUATION OF THE BOOK VALUE OF THE NET EQUITY OF THE ABSORBED COMPANY TO BE TRANSFERRED TO THE SURVIVING COMPANY

10.1.                    Valuation Company. As set forth in article 226 of the Corporation Law, the Parties engaged PRICEWATERHOUSE COOPERS AUDITORES INDEPENDENTES professional service firm established in the Capital City of the State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torino tower, Água Branca, enrolled with the Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“Valuation Company”), for preparation of the valuation report of the book value of the Absorbed Company’ shareholder’s equity (“Accounting Valuation Report”).

10.2 Ratification of the Engagement of the Valuation Company. The choice of the Valuation Company to appraise the value of the net equity of the Absorbed Company shall be ratified by the special shareholders meeting of the partner Surviving Company.

10.3 Declaration of the Valuation Company. Pursuant to the provisions of the applicable law, the Valuation Company declared: (i) not to be the holder, directly or indirectly, of any security or derivative referenced in security issued by the Absorbed Company or the Company; (ii) not to be aware of any conflict of interests, whether direct or indirect, that reduces its independence required for performance of its duties; and (iii) that the Absorbed Company, the Company, their controlling shareholders, partners, shareholders or managers, did not, in any way: (a) direct, limit, raise difficulties or perform any acts that has or may have compromised the access, use or knowledge of the relevant information, goods, documents or work methodologies for the quality of its respective conclusions, (b) restrict, in any way, its ability to determine the conclusions submitted independently, or (c) determine the methodologies used for preparation of the valuation report of the Absorbed Company’s net equity value to be merged into the Company.

10.4 Valuation Criterion. The net equity of the Absorbed Company was appraised by its book value.

10.5 Base Date. The Parties defined the date September 30, 2017 as the base date for valuation of the net equity of the Absorbed Company (“Base Date”).

10.6 Accounting Valuation Report. The Valuation Company prepared the Accounting Valuation Report, which is an integral part of this Protocol as Exhibit 10.6., for the purpose of determining, on the Base Date, the book value of the net equity of the Absorbed Company to be merged into the Surviving Company.

10.7 Attributed Value. According to the Accounting Valuation Report prepared by the Valuation Company, the book value of the net equity of the Absorbed Company on the Base Date corresponds to six billion, eight hundred and twenty-five million, two hundred and twenty-four thousand, six hundred and eight Reais and eighty-six cents (R$6,825,224,608.86).

10.8 Equity Changes. The equity changes relating to the net equity of the Absorbed Company that occur between the Base Date and the Effective Date of the Transaction shall be absorbed by the Surviving Company.

SECTION 11

TREATMENT OF THE SECURITIES OF ONE OF THE PARTIES HELD BY THE OTHER PARTY

11.1.                    Treatment of the Shares of the Absorbed Company Held by the Surviving Company. The shares issued by the Absorbed Company and held by the Surviving Company will be extinguished at the time of implementation of the Transaction.

11.2.                    Treatment of the Shares of the Surviving Company Held by the Absorbed Company. The Absorbed Company is not the holder of shares issued by the Surviving Company.

SECTION 12

INEXISTENCE OF CAPITAL INCREASE

12.1.                    Inexistence of Capital Increase in the Surviving Company. The Transaction will not result in capital increase of the Surviving Company, because: (i) upon implementation of the Transaction, the investment of the Surviving Company in the Absorbed Company will be cancelled and substituted by the assets and liabilities that compose the property of the Absorbed Company, which shall be absorbed by the Surviving Company; (ii) the Surviving Company is the holder of all shares issued by the Absorbed Company; (iii) in view of the application of the equity method, the book value of the investment of the Surviving Company in the Absorbed Company corresponds to the full amount of the net equity of the Absorbed Company on the Base Date; and (iv) the Transaction shall not imply any increase in the net equity of the Surviving Company.

SECTION 13

DISSOLUTION OF THE ABSORBED COMPANY

13.1.                    Dissolution of the Absorbed Company. Upon implementation of the Transaction, on the Effective Date (as defined in Section 18.1 below), the Absorbed Company shall be dissolved by operation of law and for all purposes, without the need for liquidation procedure.

SECTION 14

SUCCESSION AND BRANCHES

14.1.                    Succession to Property, Rights and Obligations. On the Effective Date (as defined in Section 18.1 below), the Surviving Company shall succeed the Absorbed Company, universally and without interruption, to all property, rights, claims, authority, powers, immunities, actions, exceptions, duties, obligations, subjections, liens and liabilities of the Absorbed Company, whether equity or non-equity in nature.

14.2.                    Annotation of the Succession. Pursuant to the provisions of article 234 of the Corporation Law, the certificate of merger registered with the Registry of Companies shall be a document appropriate for annotation, in the competent public and private records, of the universal succession of the Surviving Company to all property, rights, claims, authority, powers, immunities, actions, exceptions, duties, obligations, subjections, liens and liabilities of the Absorbed Company.

14.3.                    Business Establishments and branches of the Absorbed Company. On the Effective Date (as defined in Section 18.1 below), within the scope of the Transaction, the Surviving Company shall succeed, without interruption, to all property and rights relating to the business establishments of the Absorbed Company, so that the activities performed by the Absorbed Company in its business establishments and branches shall be exploited, without interruption, by the Surviving Company, in the business establishments and branches as identified below:

Business Establishment and Branch of the Absorbed Company	Business Establishment and Branch of the Company

Rural property called “Horto Ana Rosa”, located at Highway MS 124, Km 37, access on the left at Km 15, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0002-80, State Enrollment No. 28.271.579-7, and

Rural property called “Horto Ana Rosa”, located at Highway MS 124, Km 37, access on the left at Km 15, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0611-80, in process with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124096.

of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035846-1.

Rural property called “Horto Flor da Serra”, located at Highway BR 262, Km 67, access on the right at Km 01, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0004-41, State Enrollment No. 54900124118, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124118.

Rural property called “Horto Flor da Serra”, located at Highway BR 262, Km 67, access on the right at Km 01, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0619-37, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035854-2.

Rural property called “Horto Barra do Moeda”, located at Highway BR 158, Km 298, access on the left at Km 08, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0003-60, State Enrollment No. 28.271.580-0, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124100.

Rural property called “Horto Barra do Moeda”, located at Highway BR 158, Km 298, access on the left at Km 08, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0621-51, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035856-9.

Rural property called “Horto Nova Palmito”, located at Highway BR 158, Km 288, access on the right at Km 01, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0005-22, State Enrollment No. 28.271.582-7, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124126.

Rural property called “Horto Nova Palmito”, located at Highway BR 158, Km 288, access on the right at Km 01, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0616-94, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035851-8.

Rural property called “Horto Pontal”, located at Highway BR 158, Km 30, access on the right at Km 01, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0007-94, State Enrollment No. 28.271.583-5, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124142.

Rural property called “Horto Pontal”, located at Highway BR 158, Km 30, access on the right at Km 01, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0623-13, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035858-5.

Rural property called “Horto Rio Verde B”, located at Highway BR 158, Km 301, access on the right at Km 54, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0008-75, State Enrollment No. 28.271.584-3, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124151.

Rural property called “Horto Rio Verde B”, located at Highway BR 158, Km 301, access on the right at Km 54, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0613-41, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035848-8.

Rural property called “Horto Santa Luzia”, located at Highway BR 158, Km 312, access on the left at Km 04, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0009-56, State Enrollment No. 28.271.585-1, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900124169.

Rural property called “Horto Santa Luzia”, located at Highway BR 158, Km 312, access on the left at Km 04, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0618-56, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035853-4.

Rural property called “Horto Buriti”, located at Highway BR 158, Km 292, access on the right at Km 04, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0010-90, State Enrollment No. 28.294.841-4, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900151085.

Rural property called “Horto Buriti”, located at Highway BR 158, Km 292, access on the right at Km 04, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0612-60, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035847-0.

Rural property called “Horto Estradão”, located at Highway BR 158, Km 301, access on the right at Km 15, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0011-70, State Enrollment No. 28.294.842-2, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900151093.

Rural property called “Horto Estradão”, located at Highway BR 158, Km 301, access on the right at Km 15, Rural Zone, Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0610-07, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035845-3.

Rural property called “Horto Matão”, located at Highway MS 112, Km 28, access on the right at Km 09, Municipality of Selvíria, State of Mato Grosso do Sul, Postal Code 79590-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0012-51, State Enrollment No. 28.294.956-9, and with

Rural property called “Horto Matão”, located at Highway MS 112, Km 28, access on the right at Km 09, Rural Zone, Municipality of Selvíria, State of Mato Grosso do Sul, Postal Code 79590-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0620-70, in process its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900151107.

of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035855-1.

Rural property called “Fazenda Ema”, located at Highway BR-262, Km 130, Access on the Left, No number, Rural Zone, Municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0019-28, State Enrollment No. 28.356.540-3, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900264211.

Rural property called “Fazenda Ema”, located at Highway BR-262, Km 130, Access on the Left, No number, Rural Zone, Municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79680-000, in process of registration under the National Corporate Taxpayers Register (CNPJ) and obtaining of the State Enrollment, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”).

Rural property called “Horto Brasileira”, located at Highway BR 158, Km 326, access on the right at Km 30, Rural Zone, Municipality of Brasilândia, State of Mato Grosso do Sul, Postal Code 79670-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0014-13, State Enrollment No. 28.337.926-0, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900225313.

Rural property called “Horto Brasileira”, located at Highway BR 158, Km 326, access on the right at Km 30, Rural Zone, Municipality of Brasilândia, State of Mato Grosso do Sul, Postal Code 79670-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0614-22, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035849-6.

Rural property called “Horto Barra do Moeda”, located at Highway BR 158, Km 298, access on the left at Km 08, Industrial Area, Rural Zone of the Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0015-02, State Enrollment No. 28.343.038-9, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900237028.

Rural property called “Horto Barra do Moeda”, located at Highway BR 158, Km 298, access on the left at Km 08, Industrial Area, Rural Zone of the Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0615-03, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035850-0.

Closed Warehouse, called “Depósito Fechado de Jupiá”, at the address Rua Alfa, no number, with the coordinates 20º47’30.63” S 51º38’15.18” W, Shed VCP/MS, Jardim Progresso, Postal Code 79640-390, in the Municipality of Três Lagoas, State of Mato Grosso do Sul, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0018-47, State Enrollment No. 28.351.150-8, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul

Closed Warehouse, called “Depósito Fechado de Jupiá”, at the address Rua Alfa, no number, with the coordinates 20º47’30.63” S 51º38’15.18” W, Shed VCP/MS, Jardim Progresso, Postal Code 79640-390, in the Municipality of Três Lagoas, State of Mato Grosso do Sul, in process of registration under the National Corporate Taxpayers Register (CNPJ) and obtaining of the State Enrollment, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”).

(JUCEMS) under State Registration Number — NIRE 54900258238.

Rural property called “Fazenda Santa Clara”, located at Highway BR-262, right margin at Km 617, in the Municipality of Ribas do Rio Pardo, State of Mato Grosso do Sul, Postal Code 79180-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0020-61, State Enrollment No. 28.386.806-6, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900306984.

Rural property called “Fazenda Santa Clara”, located at Highway BR-262, right margin at Km 617, Rural Zone, in the Municipality of Ribas do Rio Pardo, State of Mato Grosso do Sul, Postal Code 79180-000, in process of registration under the National Corporate Taxpayers Register (CNPJ) and obtaining of the State Enrollment, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”).

Rural property called “Fazenda Santa Verginia”, located at Bataguassu to Brasilândia Road, Km 17, Rural Zone, No number, in the Municipality of Santa Rita do Pardo, State of Mato Grosso do Sul, Postal Code 79690-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0022-23, State Enrollment No. 28.391.879-9, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900312933.

Rural property called “Fazenda Santa Verginia”, located at Bataguassu to Brasilândia Road, Km 17, Rural Zone, No number, in the Municipality of Santa Rita do Pardo, State of Mato Grosso do Sul, Postal Code 79690-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0617-75, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035852-6.

Rural property called “Fazenda Douradinho”, located at Highway BR 267, Km 135, on the right + Km 10 main house, No number, Rural Zone, Municipality of Nova Andradina, State of Mato Grosso do Sul, Postal Code 79750-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0023-04, State Enrollment No. 28.400.663-7, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900326730.

Rural property called “Fazenda Douradinho”, located at Highway BR 267, Km 135, on the right + Km 10 main house, No number, Rural Zone, Municipality of Nova Andradina, State of Mato Grosso do Sul, Postal Code 79750-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0604-50, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035805-4.

Rural property called “Fazenda Nossa Senhora Aparecida”, located at Highway BR 163, Km 24, on the right at Km 11, No number, Rural Zone, Municipality of Jaraguari, State of Mato Grosso do Sul, Postal Code 79440-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0024-95, State Enrollment No. 28.400.707-2, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900326721.

Rural property called “Fazenda Nossa Senhora Aparecida”, located at Highway BR 163, Km 24, on the right at Km 11, No number, Rural Zone, Municipality of Jaraguari, State of Mato Grosso do Sul, Postal Code 79440-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0603-70, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035804-6.

Closed warehouse called “Depósito Fechado de Aparecida do Taboado”, located in the rural property called Fazenda Boa Esperança, located at Highway BR 158, km 143.5, right margin, Rural Zone, in the Municipality of Aparecida do Taboado, State of Mato Grosso do Sul, Postal Code 79570-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0025-76, State Enrollment No. 28.419.890-0, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900346676.

Closed warehouse called “Depósito Fechado de Aparecida do Taboado”, located in the rural property called Fazenda Boa Esperança, located at Highway BR 158, km 143.5, right margin, Rural Zone, in the Municipality of Aparecida do Taboado, State of Mato Grosso do Sul, Postal Code 79570-000, in process of registration under the National Corporate Taxpayers Register (CNPJ) and obtaining of the State Enrollment, and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”).

Management Office, located in the urban property located at Avenida Benevenuto Ottoni, 493 — Lots of Nova Água Clara, in the Municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 36.785.418/0026-57, without state enrollment, with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 54900357601.

Management Office, located in the urban property located at Avenida Benevenuto Ottoni, 493 - Lots of Nova Água Clara, in the Municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the National Corporate Taxpayers Register (CNPJ) No. 60.643.228/0622-32, in process of obtaining the State Enrollment and with its articles of incorporation filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under State Registration Number NIRE 5490035857-7.

SECTION 15

RIGHT OF THE CREDITORS

15.1.                    Objection to the Transaction. Pursuant to the provisions of article 1.122 of the Civil Code and of article 232 of the Corporation Law, the creditor of the Absorbed Company or of the Surviving Company before the Effective Date of the Transaction and which is adversely affected by conduction of the Transaction may claim annulment of the Transaction in court.

15.2.                    Term for Annulment: Annulment of the Merger shall be requested (i) by the creditors of the Absorbed Company, within the term of ninety (90) days after publication of the corporate acts of the Absorbed Company and of the Surviving Company in the newspapers commonly used by the companies; and (ii) by the creditors of the Surviving Company, within up to sixty (60) days after publication of the corporate acts of the Absorbed Company and of the Surviving Company in the newspapers commonly used by the companies.

15.2.1.                             After elapse of the term referred to in Section 15.2 above, the right to object to the transaction shall be extinguished by peremption.

15.3.                    Consignment, Payment or Guarantee. The consignment in payment or the guarantee of enforcement of illiquid debts adversely affect annulment of the Transaction.

SECTION 16

COMPETITION DEFENSE AND GOVERNMENT AUTHORIZATIONS

16.1.                    Antitrust Authorities. The implementation of the Transaction will not be subject to analysis by the antitrust authorities, either in Brazil or abroad.

16.2.                    Authorizations of Government Authorities. Implementation of the Transaction will also not be subject to the approval of any other government authority, either in Brazil or abroad.

SECTION 17

CORPORATE ACTS AND AMENDMENT TO THE BY-LAWS

17.1.                    Amendment to the Articles of Association of the Absorbed Company. An amendment to the articles of association of the Absorbed Company shall be conducted to resolve and approve, among other matters: (i) the Protocol; (ii) the Transaction, in accordance with the terms and conditions of this Protocol; and (iii) authorization for the managers to perform all actions required to implement the Transaction.

17.2.                    Special Shareholders’ Meeting of the Surviving Company. A special shareholders’ meeting of the Surviving Company shall be conducted to resolve and approve, the following matters: (i) the Protocol; (ii) ratification of the appointment of the Valuation Company to prepare the Accounting Valuation Report; (iii) the Accounting Valuation Report; (iv) the Transaction; and (v) authorization for the managers to perform all actions required to implement the Transaction.

17.3.                    Amendment to the By-laws of the Surviving Company. Since the Transaction will be carried out without capital increase, there shall be no amendment to the By-laws of the Surviving Company.

SECTION 18

DOCUMENTS AVAILABLE TO THE SHAREHOLDERS

18.1                       Documents. This Protocol and Justification and the Accounting Valuation Report prepared under the terms of the applicable laws shall be made available to the shareholders of the Surviving Company and the partners of the Absorbed Company, as follows:

To the shareholders of the Surviving Company:

Rua Fidêncio Ramos, No. 302, 3rd and 4th (in part) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia

São Paulo — SP

Postal Code: 04551-010

To the partners of the Absorbed Company:

Rua Fidêncio Ramos, No. 302, Tower B, 3rd floor, suite 32, Vila Olímpia Corporate Building, Tower B, Vila Olímpia

São Paulo — SP

Postal Code 04551-010

SECTION 18 (sic)

OTHER CONDITIONS APPLICABLE TO THE TRANSACTION

18.1.                    Effective Date. The amendment to the articles of association of the Absorbed Company and the resolution of the special shareholders meeting of the Surviving Company that approves the Transaction shall only become effective on December 31, 2017, included (“Effective Date”). Therefore, the Transaction shall only produce effects (whether civil, corporate, accounting or tax) and shall only become effective upon dissolution of the Absorbed Company, transfer of the equity of the Absorbed Company to the Surviving Company and succession by the Surviving Company in all the assets, properties, rights, claims, powers, immunities, actions, exceptions, duties, obligations, subjections and liabilities, on the Effective Date.

18.2.                    Dependent Business. This Protocol is executed in the context of the corporate restructuring of the Surviving Company and of the Absorbed Company, as informed in the preamble hereof. The events described in this Protocol, as well as the other connected matters submitted to the partners or shareholders of the Parties are reciprocally dependent legal transactions, and it is the intention of the Parties that one business be not effective if the others are also not effective.

18.3.                    Implementation of the Transaction. Once the Transaction is approved and, after the Effective Date, the managers of the Surviving Company shall perform all actions, registrations and annotations required for perfect regularization, formalization and implementation of the Transaction and of the provisions of this Protocol.

18.4.                    Costs and Expenses. The Surviving Company shall incur the direct or indirect expenses resulting from execution of this Protocol and from consummation of the Transaction, including, without limitation, expenses with publications, legal and financial advisors, registrations and annotations required.

18.5.                    Taxes. Each of the Parties shall timely pay all taxes levied as a result of the Transaction and for which it is defined as taxpayer by the tax law. In addition, the Parties mutually authorize each other to withhold and pay in the name and on account of the other Party all taxes for which the tax law determines the payment at source.

18.6.                    Approvals. This instrument of Protocol contains the conditions required by the Corporation Law and by the applicable CVM regulation for the proposed merger of the Absorbed Company into the Surviving Company and it shall be submitted to the shareholders of the Parties for analysis and approval.

18.7.                    Entire Agreement. This instrument of Protocol is the only and entire agreement between the Parties with respect to the Transaction that is the subject matter hereof, replacing and superseding, for all effects, any other documents signed before the date hereof.

18.8.                    Survival of Sections. In case any section, provision, term or condition of this instrument of Protocol be deemed invalid or unenforceable, the other sections, provisions, terms and conditions not affected shall remain valid and in full force.

18.9.                    Exhibits. This private instrument of Protocol contains two (2) exhibits, the numbering of which is attributed according to the section to which such exhibit refers and they are an integral and inseparable part hereof.

18.10.             Applicable Law. This instrument of Protocol shall be governed, construed and applied in accordance with the applicable law of the Federative Republic of Brazil.

18.11.             Jurisdiction. The parties elect the Courts of the Judicial District of São Paulo, State of São Paulo, to settle any matters resulting from this Protocol, hereby waiving any other, however privileged it is or may become.

18.12.             Documents available to the shareholders of the Parties. All documents relating to the Transaction shall be provided to the shareholders of the Parties for consultation.

IN WITNESS WHEREOF, the Parties execute this Protocol in six (6) counterparts of same contents and form, in the presence of the two (2) witnesses identified below.

[Signature page follows]

(Signature page of the Private Instrument of Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A., executed by Fibria-MS Celulose Sul Mato-Grossense Ltda. and by Fibria Celulose S.A. on November 16, 2017)

São Paulo, November 16, 2017.

Absorbed Company:

FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA.

Name: Marcelo Strufaldi Castelli	Name: Guilherme Perboyre Cavalcanti
Title: Chief Executive Officer	Title: Officer

Surviving Company:

FIBRIA CELULOSE S.A.

Name: Marcelo Strufaldi Castelli	Name: Guilherme Perboyre Cavalcanti
Title: Chief Executive Officer	Title: Officer

Witnesses:

1.	2.
Name:	Name:
ID (RG):	ID (RG):
Taxpayer Card (CPF/MF):	Taxpayer Card (CPF/MF):

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. INTO FIBRIA CELULOSE S.A.

Exhibit 9.1

List of the properties of Absorbed Entity to be transferred to the Surviving Entity due to the Transaction

List of the properties of Absorbed Entity to be transferred to the Surviving Entity due to the Transaction

Table Summary

Document	N.º of Title Record	Property Name	Total Area
Title Record	481	Fazenda São Marcos	5.970,18
Title Record	12380	Fazenda Boa Esperança	71,82
Title Record	7923	Fazenda Boa Esperança	5,48
Title Record	7355	Fazenda Boa Esperança	34,14
Title Record	12381	Fazenda Boa Esperança	9,20
Title Record	6412	Fazenda Cristo Redentor	1.089,82
Title Record	8945	Fazenda Guará Suiá	4.257,13
Title Record	6456	Fazenda Vale do Gerivá	2.114,35
Title Record	7424	Fazenda Paraíso	1.181,22
Title Record	7462	Fazenda Bom Jesus	1.414,42
Title Record	4239	Horto Rio Verde B	10.572,89
Title Record	4238	Fazenda Gameleira	773,91
Title Record	4224	Horto Rio Verde B Gleba Primavera	3.146,00
Title Record	4174	Horto Rio Verde B Gleba Barreiro	2.910,45
Title Record	35000	HORTO NOVA PALMITO	2.081,20
Title Record	43072	Fazenda Esperança	480,26
Title Record	47281	Fazenda Barra do Moeda	5.460,73
Title Record	34021	Fazenda Buriti	4.019,75
Title Record	66314	Horto Santa Luzia	3.673,07
Title Record	35001	Horto Estradão	6.040,37
Title Record	22209	Fazenda Pontal ou Faria II	1.137,50
Title Record	45506	Horto Matão	16.832,76
Title Record	22210	Fazenda da Ana Rosa	1.801,51
Title Record	14502	Fazenda Palmito e Estância Brasil	516,91
Title Record	48774	Fazenda Laguna	568,57
Title Record	33213	Fazenda Santa Rosa	504,49
Title Record	49634	Vila Santa Rita	0,02
TOTAL AREA			76.385,48

List of the properties of Absorbed Entity to be transferred to the Surviving Entity due to the Transaction

Description of the Properties

1.              SÃO MARCOS FARM — Title Record: 481

A TRACT OF LAND named SÃO MARCOS FARM, located in this city of Água Clara, State of Mato Grosso do Sul, with a surface area of five thousand, and nine hundred and seventy hectares, one thousand, seven hundred and fifty square meters (5,970ha.1,750m²), totaling a perimeter of forty-four thousand, seventy-eight meters and nine centimeters (44,078.09m), containing the following improvements: a brick, tile-roofed main house; several brick, tile-roofed houses for employees, a tile-roofed masonry garage; a mechanic workshop building; a storeroom for storage; several warehouses for storage; a stable with several partitions, with trunk for cattle containment; artificial pasture with panicum maximum grass and brachiaria, all of them surrounded by barbed and plain wire, with several pasture divisions, in accordance with coordinates georeferenced to the Brazilian Geodesic System. The property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912034.789720-3, AT.: 6,018.5000ha, MR.: 40.0000, NMR.: 92.70, MF.: 35.0000ha, NMF.: 111.95, FMP 2.0000ha, Name: São Marcos Farm, Location: Estrada 3 Lagoas to Arapuã, KM 80, right 2, on behalf of Amoracyr José Costa, Brazilian, CCIR 2003/2004/2005. NIRF 2.464.122-7. The property is certified under law 10.267 of August 28, 2001 and Decree 4.449 of October 30, 2002. The area of the property under this title record was demarcated, and such demarcation is the subject of certification number 160610000083-88 of the INCRA, dated October 27, 2006, executed by Mr. YODI NAKAMURA, Land Surveyor Engineer, enrolled with the Regional Council of Engineers and Architects (CREA) under No. 4980/D-MS, with Accreditation Code with the INCRA-ABT, Service Order SR-16 (MS), G/No. 110/2003 of December 11, 2003, certifying that the polygon relating to the specifications/map of the property described above did not overly until then any other polygon contained in the georeferenced record and that its execution was carried out in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties, approved by the INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003. Previous title, title record 480 of Book 2 — General Register, dated January 5, 2007 of this Registry. The property was purchased by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with head offices at Rodovia MS 395, Km 20, Horto Barra do Moeda, rural zone, in the City of Três Lagoas, State of Mato Grosso do Sul, from ELVIRA COSTA, by means of the Public Deed of Purchase and Sale drawn up on the 21st Notary Office of São Paulo, State of São Paulo, on book 3028, page 295/306, on May 14, 2007. AMOUNT: nineteen million, two hundred and forty-two thousand, one hundred and forty-eight Reais and seventy-six cents (R$19,242,148.76) in cash, of the assignor. VALUATION: R$19,242,148.76, Property Transfer Tax (ITBI) paid by means of payment slip number 038/2007. Corporate Name VCP CELULOSE Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 21, 2011. The Property is registered with the INCRA under No. 912.026.011.266-8 relating to fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 8667357-2.

2.              BOA ESPERANÇA FARM

2.1.         BOA ESPERANÇA FARM — Title Record: 12380

A tract of land with an area of (seventy-one hectares, eighty-two ares and forty-six centiares (71.82.46 hectares), located in the property Córrego do Campo, in this city and judicial district, named Boa Esperança Farm, within the following limits and boundaries:- “It starts at a marker on the left margin of Córrego do Campo and next to another tract of land owned by Gumercindo de Seta; it continues along the border of said tract of land towards NE 42° 37’ for a distance of 860.00 meters; it continues along the border of the right-of-way of Ferronorte towards SE 58° 30’ for a distance of 1,341.60 meters; it continues along the border of the tract of land of Ferronorte towards SW 36° 54’ for a distance of 400.55 meters, until a marker on the left margin of Córrego do Campo; it continues through the shaft of the aforementioned stream until it meets the marker where this description started. Previous title, title record No. 6.248 of December 20, 1991, book No. 2, of this Registry. INCRA — CCIR 1998/1999 — Registered under No. 909017.011070-8, with an area of 242.4 ha, tax module: 40.0 ha, minimum parcel fraction: 3.0 has, located at estrada Aparecida to Lagoinha, km 01, named Nova Esperança Farm, and registered with the Federal Revenue Office under No. 05305543. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001 -07, State Registration Number (NIRE) 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of three million Reais (R$3,000,000.00), duly settled in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 402/2016 on the valuation amount of R$3,000,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2016, and registered with the Federal Revenue Office under NIRF No. 8794713-7.

2.2.         BOA ESPERANÇA FARM — Title Record: 7923

A tract of land with an area of five hectares, forty-seven ares and seventy-eight centiares (05.47.78 hectares), located on the Property Córrego do Campo, in this city and judicial district, with the following description: — “The initial point of this description is located at the point of Córrego do Campo, aligned with the border fender of the property of Ennio Tozzi, coordinates N-2022663.117 and E-488004.470. Starting at this point, it continues along the aforementioned stream for approximately 175 meters, up to point 4, coordinates N-2022787.155 and E-487883.433. Then it deflects to the right and continues along the border of Ennio Tozzi with azimuth 18°29’18” and distance of 400.55 meters, where it reaches the border fence of the railway right-of-way, left side of the axis. At this point, it deflects to the right and continues along the railway fence for approximately 178 meters, up to coordinates N-

2022978.633 and E-488314.188. At this point, it deflects to the right and continues along the border of Ennio Tozzi with azimuth 198°28’07” and distance of 442.13 meters, where it reaches the initial point and encloses an area of 5.47.78 ha. The aforementioned azimuths are referenced to the true north. Previous title, title record 1.924, book No. 2 of this Registry. INCRA — Property Code: 909017.004960.0; area: 7.2 ha; minimum parcel fraction: 3.0 ha. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001-07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five hundred thousand Reais (R$500,000.00), duly settled, in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 399/2016 on the valuation amount of R$500,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

2.3.         BOA ESPERANÇA FARM — Title Record: 7355

A tract of land with an area of thirty-four hectares, thirteen ares and eighty-four centiares (34.13.84 hectares), located on the property Córrego do Campo, in this city and judicial district, within the following limits and boundaries: — “It starts at a marker on the left margin of Córrego do Campo and on the margin of the former Boiadeira, along the border of Edilson Alves de Lima; it continues along the margin of Boiadeira towards NE 21°45’ for a distance of 923.00 meters until the margin of Ferronorte railway. It continues along the border of the railway with the following directions and distances: SE 54º15’ and 336.70 meters; SE 55°18’ and 126.60 meters; SE 58°13’ and 93 meters; it continues along the border of the tract of land of Ennio Tozzi towards SW 42°37’ for a distance of 860.00 meters until a marker on the left margin of Córrego do Campo; at this point it continues through the shaft of the aforementioned stream, until it meets the marker on the margin of the former Boiadeira, where this description started. Previous title, title record 6475, book No. 2 of this Registry. INCRA — Property code (blank); total area: 86.8 ha; tax module: 40.0; No. of tax modules: 1.99. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001-07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidêncio Ramos, 302, Tower 8, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five two million Reais (R$2,000,000.00), duly settled, in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 400/2016 on the valuation amount of R$2,000,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

2.4.         BOA ESPERANÇA FARM — Title Record: 12381

A tract of land with an area of nine hectares and twenty ares (09.20.00 hectares), located on the property Córrego do Campo, in this city and judicial district, named Boa Esperança Farm, within the following limits and boundaries: — “It starts at a marker on the left margin of Córrego do Campo along the border of the tract of land of Ferronorte; it continues along the border of said tract of land towards NE 36° 58’ for a distance of 442.13 meters; it continues along the border of Ferronorte right-of-way towards SE 76° 05’ for a distance of 206.40 meters; it continues along the margin of road BR 158 towards SW 36° 58’ for a distance of 377.00 meters; it continues along the margin of the road towards SW 51° 44’ for a distance of 160.00 meters until a marker on the left margin of Córrego do Campo; it continues through the shaft of the above stream until it meets the marker where this description started”. Previous title, title record No. 6.248 of December 20, 1991, book No. 2. INCRA — CCIR 1998/1999 — Registered under No. 909017.011070-8, with an area of 242.4 ha, tax module: 40.0 ha; minimum parcel fraction: 3.0 ha, located at estrada Aparecida to Lagoinha, km 01, named Nova Esperança Farm, and registered with the Federal Revenue Office under No. 05305543. Purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001 -07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five hundred thousand Reais (R$500,000.00), duly settled in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 401/2016 on the valuation amount of R$500,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

3.              CRISTO REDENTOR FARM — Title Record: 6412

RURAL PROPERTY named CRISTO REDENTOR FARM, with an area of 1,089.8161 hectares, perimeter: 15,056.61m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. The property under this title record was certified in accordance with approval of the INCRA under Certificate No. 160509000049-28 dated September 28, 2005, proceeding No. 54290001360/2004-71, which indicates the certified area of 1,089.8161 ha, INCRA code 9120260036031, that the polygon relating to the specifications/layout of the property Cristo Redentor Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance

INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003. Previous title, title record 555, entry 01 of this real estate registry. The property was purchased by TOLSTOI EMPREENDIMENTOS AGRÍCOLAS LTDA., a limited business company with head offices at Rodovia SP 340, Km 171, part, in the city and judicial district of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ/MF under No. 04.099.686/0001-70, NIRE 35.216.567.652. Tolstoi Empreendimentos Agrícolas Ltda. was merged into CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, on July 14, 2006, and the property became the subject of this title record, in the amount of R$4,000,525.07. The Corporate Name CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA. changed to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on April 8, 2009. The Corporate Name VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 26, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

4.              GUARÁ SUIÁ FARM — Title Record: 8945

RURAL PROPERTY named “GUARÁ-SUIÁ FARM”, with an area of 4,257.1334 hectares, perimeter: 29,122.46m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. North: To part of the land of Tereré Farm of Volney Waldivil Maia and Rio Verde Farm of Vimaal Agropecuária Ltda., and part of the waters of an Unnamed Stream; East: To part of the waters of Ribeirão do Meio; South: To part of the waters of Córrego Travesso; West: To part of the land of J & B Farm of Gilberto Silva Barreto Júnior, São Pedro Farm of Georgeta Maria Junqueira Franco Zampiere and Toriba Farm of Agropecuária Gerivá S.A. Property certified in accordance with approval of the INCRA under Certificate No. 160704000052-53 dated April 12, 2007, proceeding No. 54290.000100/2005-60, which indicates a certified area of 4,257.1334 ha, INCRA code 912.026.011.223-4, that the polygon that defines the limits of the rural property Guará Suiá Farm do not overlay any other polygon contained in the INCRA georeferenced record, that its execution was carried out in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties, approved by the INCRA by means of Ordinance INCRA/P/No. 1101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Cleiton Gomes Barbosa, enrolled with the INCRA under code ACD, Technical Liability Annotation (ART) No. 000042E Regional Council of Engineers and Architects/ Mato Grosso do Sul Chapter (CREA-MS). CCIR-2006/2007/2008/2009, which indicates property code 912.026.011.223-4, total area 4,257.1334 ha, Rural module 10.0161, No. of Rural Modules 286.09, tax module 35.0000, No. of Tax modules 121.6323, FMP 2.0000, registered area 4,971.2300 ha, measured area 4,257.1334 ha, land classification: large producing property, Guará Suiá Farm. Previous Title, title record 2039, book 02, entry 01, of this real estate registry. The Property was purchased by Agropecuária Guará Suiá Ltda., which sold the area to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF, under No. 36.785.418/0001-07, with head offices in the Capital City of the State of São

Paulo, at Rua Fidêncio Ramos, 302, Tower B, 3rd Floor, Suite 32, District Vila Olímpia, in accordance with the 58th amendment to and restatement of the articles of association filed with the Commercial Registry of the State of São Paulo — JUCESP under No. 493.615/14-7, identified through NIRE 35.225.356.634, for a price of R$13,545,325.92, under the certificate issued on August 20, 2015 relating to the Public Deed of Purchase and Sale drawn up on book 0560, page 043, on July 18, 2005, by the 2nd Notary Office and Protest Office of Deeds and Notes of the judicial district of Mogi Guaçu, State of São Paulo, and Public Deed of Re-Ratification drawn up on book 262, pages 068/069/070/071, on July 22, 2015, by the 3rd Notary and Protest Office of the judicial district of Três Lagoas, State of Mato Grosso do Sul. Property Transfer Tax paid in the amount of R$270,906.66 by means of DAM No. 00615849, on August 9, 2005, in accordance with the property valuation in the amount of R$13,545,325.92 set forth in the ITBI Information Payment Slip No. 048/005 issued by the Municipality of Brasilândia, State of Mato Grosso do Sul. The Property is registered with the INCRA under No. 912.026.011.223-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8666650-9.

5.              VALE DO GERIVÁ FARM — Title Record: 6456

RURAL PROPERTY named “VALE DO GERIVÁ FARM”, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, with an area of 2,114.3457 hectares, in accordance with coordinates georeferenced to Brazilian Geodesic System. The property under this title record was certified in accordance with approval of the INCRA under Certificate No. 160602000048-33 dated February 24, 2006, proceeding No. 54290.000694/2005-17, which indicates the certified area of 2,114.3457 ha, INCRA code 912.026.789.410-6, that the polygon relating to the specifications/layout of the property Vale do Gerivá Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Dejamiro da Silva Sobrinho, enrolled with the INCRA under code AD5, ART No. 000712 CREA/MS; Letters of consent of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 9120267804106, total area 2,182.8000 ha, rural module 38.9640, No. of rural modules 45.37, tax module 35.0000, No. of tax modules 62.36, FMP 2.0000, registered area 2,182.8000 ha, land classification: large producing property, Vale do Geriva Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous title, title record No. 0237, book 02, entry 01, of this real estate registry. The property was purchased by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, established in the City of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS. 395, Km 20, Horto Barra do Moeda, rural zone, in accordance with the deed of purchase and sale drawn up on pages 365/375, Book No. 3037, on

July 2, 2007, for a price of SIX MILLION, EIGHT HUNDRED AND FOURTEEN THOUSAND, EIGHT HUNDRED AND THIRTY-TWO REAIS AND NINETY-NINE CENTS (R$6,814,832.99). This purchase and sale was agreed upon with the AD MENSURAM Clause. Property Transfer Tax paid in the amount of R$136,296.99, by means of payment slip No. 229312007, in accordance with the property valuation in the amount of R$6,814,832.99, in accordance with ITBI Payment Slip No. 053/2007 issued by the Municipality of Brasilândia, State of Mato Grosso do Sul. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 26, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8493115-9.

6.              PARAÍSO FARM — Title Record: 7424

RURAL PROPERTY named “PARAÍSO FARM”, with an area of 1,181.2180 hectares, Perimeter: 17,122.067m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Property certified in accordance with approval of the INCRA under Certificate No. 160712000031-90 dated December 19, 2007, proceeding No. 54290.003841/2007-64, which indicates the certified area of 21,181.2180 ha, INCRA code 9120260035906, that the polygon relating to the specifications/layout of the property Paraíso Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Fábio Figueiredo dos Santos, enrolled with the INCRA under code AGH, ART No. 932857 CREA/MS; letters of consents of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 9120260035906, total area 1,210.0000 ha, rural module 40.0000, No. of rural modules 23.00, tax module 35.0000, No. of tax modules 34.57, FMP 2.0000, registered area 1,210.0000 ha, land classification: large producing property, Paraíso Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous title, title record 1.171, book 02, entry 01, of this real estate registry. The property was purchased by VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., with head offices in the City of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the CNPJ/MF under No. 36.785.418/0001-07, for a price of FOUR MILLION, NINE HUNDRED AND TWO THOUSAND, ONE HUNDRED AND SEVENTY-TWO REAIS AND FIFTY CENTS (R$4,902,172.50), in accordance with the Public Deed of Purchase and Sale drawn up on book 186, pages 187/188/189, on February 21, 2008, by the 3rd Notary and Protest Office of the judicial district of Três Lagoas, State of Mato Grosso do Sul. Property Transfer Tax paid in the amount of R$98,043.45, on May 28, 2008, by means of payment slip No. 1465/2008, in accordance with the property valuation in the amount of R$4,902,172.50, in accordance with ITBI Payment Slip No. 058/2008 issued on May 21, 2008 by the local Municipality. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS

CELULOSE SUL MATOGROSSENSE LTDA. on December 8, 2010. Mortgage under R.11 in favor of FINANCIADORA DE ESTUDOS E PROJETOS — FINEP, in the amount of R$4,825,963.00. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

7.              BOM JESUS FARM — Title Record: 7462

RURAL PROPERTY named “BOM JESUS FARM”, with an area of 1,414.4168 hectares, Perimeter: 15,740.56m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Property certified in accordance with approval of the INCRA under Certificate No. 160804000018-32 dated April 7, 2008, Proceeding No. 54290.001358/2004-01, which indicates the certified area of 1,414.4168 ha, INCRA code 9120260108717, that the polygon relating to the specifications/layout of the property Bom Jesus Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Dejamiro da Silva Sobrinho, enrolled with the INCRA under code AD5, ART No. 11004434 CREA/MS; letters of consents of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 912.026.010.871-7, total area 1,414.4168 ha, rural module 40.0011, No. of rural modules 28.10, tax module 35.0, No. of tax modules 40.4119, FMP 2.0000, registered area 1,386.6600 ha, land classification: large producing property, Bom Jesus Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous titles, title record 0822 and title record 3.577, both of them on book 02, entries 01, of this real estate registry. The property was purchased by means of the Public Deed of Purchase and Sale drawn up on book 52, pages 160/162, on June 17, 2008, by the 1st Notary Office and Civil Registry of Natural Persons of this city and judicial district of Brasilândia, State of Mato Grosso do Sul, by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., with head offices in the city of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the CNPJ/MF under No. 36.785.418/0001-07, for a price of SIX MILLION, SEVEN HUNDRED AND TWENTY-ONE THOUSAND, FOUR HUNDRED AND SEVEN REAIS AND SIXTY-FOUR CENTS (R$6,721,407.64). Property Transfer Tax paid in the amount of R$134,428.15 by means of Payment Slip No. 1942/2008, on June 17, 2008, in accordance with the property valuation in the amount of R$6,721,407.64, in accordance with ITBI Information Payment Slip No. 065/2008 issued on June 17, 2008 by the local Municipality. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on December 8, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

8.              HORTO RIO VERDE B — Title Record: 4239

Rural Property named HORTO RIO VERDE B, with a total area of 10,572.8855 hectares or 4.368,96 “alqueires Paulista”, located in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Certification on CCIR-1996/1997, which indicates property code 912026.0011266-8, total area 11,346.9 ha; rural module 54.4; No. of rural modules 168.50; tax module 35; No. of tax modules 324.19; FMP 3.0; possession area 0.0 ha. Previous titles in accordance with Title Record 4229 (area of 311,30.55 ha), 4230 (area of 242.00 ha), 4231 (area of 121.00 ha), 4232 (area of 832.48 ha), 4233 (6,649.04.00 ha), 4234 (area of 242.00 ha), 4235 (area of 600.00 ha), 4236 (area of 81,80.00 ha) and 4237 (area of 726.00 ha), all of them registered on book 02 of the Real Estate Registry of the Judicial District of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL RIO VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1.622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the General Taxpayers Register of the Ministry of Finance (CGC/MF) under No. 46.837.8521/0001-39, associated with the majority shareholder TRÊS LAGOAS AGROFLORESTAL LTDA. on June 26, 1992. Right of way in favor of TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA — BRASIL S.A, enrolled with the CGC/MF under No. 01.891.441/0001-93, with an affected area of 64,578.20m². The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8. The property was acquired by incorporation for the amount of CR$ 176,032,774.12 on June 26, 1991.

9.              GAMALEIRA FARM — Title Record: 4238

Rural Property with an area of seven hundred and seventy-three hectares and ninety-one ares (773.91.00 ha), or 319.79 “alqueires paulistas”, located in Gameleira Farm, in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, described as follows: “It starts in the thalweg of Ribeirão do Sapê in the beginning of the Road of access to the city of Três Lagoas, State of Mato Grosso do Sul, along the border, at this point, of the land of Mendes Caldeira, the materialized point of which is characterized by a hardwood marker, referred to herein as marker I, towards 28° 30’ NE for a distance of 3,570.00 m, then it continues to marker II towards 39° 23’ SE for a distance of 3,750.00 m, then it continues to marker III which is established on the slope of the left margin of Ribeirão do Sapê; from marker III, the border characterized and physically constituted by the thalweg of the stream continues towards upstream marker I, which is the start and end of this description which characterized the property that encloses an area of 773.91 ha or 319.70 “alqueires” and which has the following boundaries: from marker I to marker II it adjoins the Road of access to the city of Três Lagoas, from marker II to marker III, the land of Supermercados Lides do Carrão Ltda., from marker III to marker I the land of Mendes Caldeira. Previous titles, title record 0454, book 02, page 01 of the Real Estate Registry of the city of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL RIO VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1.622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CGC/MF under No. 46.837.8521/0001-39, merged into CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., with head offices at Rodovia MS 395, Km 20, Horto Barra do Moeda, rural zone of the city of Três Lagoas, State of Mato Grosso Do Sul, with its Articles of Association filed and registered under No. 54 2 0044080 7, in session of July 5, 1991, and 15th and latest amendment to the articles of association filed and registered under No. 54137149 in session of July 4, 2003 with the Commercial Registry of the State of Mato Grosso do Sul (JUCEMS), enrolled with the CNPJ No. 36.785.418/0001-07, in the amount of SIXTY-SIX THOUSAND, THREE HUNDRED AND FIFTY-ONE REAIS AND EIGHTY-FIVE CENTS (R$66,351.85) on January 26, 2004. Change of the corporate name of Chamflora — Três Lagoas Agroflorestal Ltda. to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 20, 2009. Change of the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. on April 12, 2010. The Property is registered with the INCRA under No. 000.043.065.013-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

10.       HORTO RIO VERDE B GLEBA PRIMAVERA — Title Record: 4224

A Rural Property named “HORTO RIO VERDE B GLEBA PRIMAVERA”, with a total area of 3,146.00 hectares or 1,300.00 “alqueires paulistas”, located in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, with the following description: It starts on marker M-one (01), on the left margin of Ribeirão do Sapé in the confluence of Córrego da Cabeceira Limpa, the materialized point of which is characterized by a Hardwood marker referred to herein as marker No. 1, in accordance with title record No. 3.215 and title record No. 3.216. From this marker it continues through the thalweg of Ribeirão do Sapé up to marker M-two (02), identical do marker 2 on the left side of said Ribeirão do Sapé, in accordance with title record No. 3.215 and marker No. 1 of title record No. 3.216. From this marker it continues along the riverbed of Ribeirão do Sapé on an ascendant direction, passing through the estuary of Córrego Cabeceira Comprida, a tributary of its left margin, on the border of Ricardo Rezende Barbosa, running a distance of 3,200.00 meters up to marker M-three (03), like a non-numbered marker on the left side of the aforementioned Ribeirão do Sapé, in accordance with title record No. 3.206. From this marker, it continues towards NW for a distance of 4,150.00 meters, reaching marker M-four (04), on the road between Brasilândia and the District of Arapuá. From this marker, it continues towards NE on the border of the land of Agroflorestal Rio Verde Ltda., successor of Luiz Fiusa Lima, Armando Navarro Moreira Sampaio and Guido César Rando, for a distance of 4,200.00 meters up to marker M-five (05) identical to marker No. 3 of title record No. 3.215. From this marker, it deflects to the right towards 69° 30’ NE along the border of the State Road that connects Brasilândia and the district of Arapuá for a distance of 2,429.00 meters up to marker M-six (06), identical to marker No. 4 in accordance with title record No. 3.215, identical to marker II of title record No. 3.216. From this marker, it continues along the same border above towards 69° 30’ NE for a distance of 441.00 meters until it reaches marker M-seven (07), identical to marker No. III of title record 3.216. From this marker, it deflects to the right along the border of Agroflorestal Rio Verde Ltda., successor of Luiz Fiúza Lima et al, and continues toward 30° 00’ SE for a distance of 5,492.00 meters until it reaches marker M-08 (eight), identical to marker No. IV of title record No. 3.216 on the right side of Ribeirão do Sapé. From this marker, it continues through the thalweg of the aforementioned Ribeirão do Sapé up to marker M-one (01), the start and end point of this description. Specifications prepared and signed by Cartographer Engineer Denílson de Jesus CREA 240210-D/SP, Initials MS 9361, CCIR-1996/1997, indicating property code 912050.004936.5, total area 3,146,0 ha; rural module 55.8; No. of rural modules 44.43; tax module 35; No. of tax modules 89.88; FMP 3.0; possession area 0.0 ha. Previous titles, title record 3.206 (area of 1,694,00,00 hectares or 700.00 “alqueires paulistas”), Title Record 3.215 (area of 1,210,00,00 hectares or 500 “alqueires paulistas”) and Title Record 3.216 (area of 242,00,00 hectares or

10 “alqueires paulistas”), all of them on book 2, entry 1, of the judicial district of Brasilândia, State of Mato Grosso do Sul. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at Rodovia SP-340, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at Rodovia SP 340, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$4,600,821.48. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

11.       HORTO RIO VERDE B GLEMA BARREIRO — Title Record: 4174

RURAL PROPERTY with an area of 2,910.4530 ha or 1,202.67 “alqueires paulistas”, named HORTO RIO VERDE “B” GLEBA BARBEIRO, located in the city and judicial district of Brasilândia, State of Mato Grosso do Sul, with the following description: It starts on marker M-one (01) identical to marker M-P1, on the right margin of Rio Verde and close to the Ferryboat that serves the road Três Lagoas to Arapuá (ferryboat TL-03) in accordance with title record No. 3.164. From this marker it continues on the margin of the aforementioned Rio Verde, in different directions and distances which, for purposes of lashing of the next marker, was found 54°30’ NW and a distance of 2950.00 meters, reaching at marker M-two (02) identical marker MP-2 of title record No. 3.164, identical to marker MP-1 of title record No. 3.165. From this marker, it continues in different directions and distances along the margin of aforementioned Rio Verde and crossing the bar of Córrego Lajeado, with 245.00 meters from MP-1 as well as the bar of Córrego Bom que Dói with 2,250.00 meters and 42°15 NW of line resulting in departure from MP-1, and then it enters the path around a riparian forest that is 700.00 meters long and 150.00 meters wide, serving the property as native Reserve, to lash Lagoa da Mutuca (on reverse topographic profiling), one resulting from 2,190.00 meters and 43°00’SE totalizing 5,387.00 meters up to marker M-three (03), identical to marker MP-2 on the right margin of Rio Verde, next to a fence on the border of the land of Paulo Mendonça, in accordance with title record No. 3.165 identical to marker “F”, in accordance with title record No. 3.166. From this marker, it continues along the margin of Rio Verde above up to marker M-four (04), identical to marker No. 33 by the waters of the aforementioned Rio Verde, in accordance with title record No. 3.166. From this marker, it continues along the fence on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, which was the successor of Wilson Felizari, up to marker M-five (05), identical to marker No. 28 in accordance with title record No. 3.166. From this marker, it continues along the border of the land of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e

Importação, in the following directions and distances: 00°03’SE — 1,068.00 meters marker M-six (06), 01º00’ SE — 477.00 meters marker M-seven (07), 03°00’SW — 711.00 meters marker M-eight (08), 24°34’SW — 51.00 meters marker M-nine (09), 40°55’’ SW — 659.00 meters, marker M-ten (10) identical to marker No. 16 in accordance with title record No. 3.166. of this marker, it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A. Agropecuária e Florestal, in the following magnetic directions and distances: 47°28’30”SE — 960.00 meters marker M-eleven (11) identical to marker No. 15 of title record No. 3.166, 47°28’30”SE — 585.00 meters marker M-twelve (12) identical to marker M-P8 of title record No. 3.164, identical to marker No. 14 of title record No. 3.166, 47°28’30”SE — 403.00 meters, marker M-thirteen (13) identical to marker No. 13 of title record No. 3.166; 47°28’30”SE — 340.00 meters marker M-fourteen (14), identical to marker No. 12 of title record No. 3.166. From this marker, it goes down the thalweg of Córrego Bom que Dói, up to marker M-fourteen A (14A), which is identical to marker No. 5 of title record No. 9.541. From this marker, it continues along the border of the land of Agroflorestal Rio Verde Ltda., in accordance with title record No. 9.541, in the following directions and distances: 45°25’ NW — 1,862.00 meters marker M-fourteen B (14B), identical to marker No. 4; 08°00’NE — 1,700.50 meters marker M-fourteen C (14C), identical to marker No. 3; 61°30’SE — 1,912.50 meters marker M-fourteen D (14D), identical to marker No. 2; 44°20’SW — 1,593.50 meters marker M-fourteen E (14E), identical to marker No. 1; 40°00’SE — 1,001.00 meters marker M-fourteen F (14F), identical to marker No. 0, placed on the left side of Córrego Bom que Dói. From this marker, it goes up through the shaft of the aforementioned stream towards 45°00’SW, for a distance of 200.00 meters up to marker M-fourteen A (14-A). From this marker, it does up through the thalweg of Córrego Bom que Dói, and reaches at marker M-fourteen (14) again. From this marker, it continues towards 47°28’30”SE, for a distance of 1,113.00 meters, reaching marker M-fifteen (15), identical to No. 11 of title record 3.166. From this marker, it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S/A Comércio e Importação, up to marker M-sixteen (16), identical to marker No. 11 of title record No. 3.165. From this marker, it continues towards 40°00’NE for a distance of 1,620.00 meters, up to marker M-seventeen (17) identical to marker MP-12 on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in accordance with title record No. 3.165. From this marker, it deflects to the right towards 74°00’SE and continues for a distance of 1,400.00 meters, reaching to marker M-eighteen (18), identical to marker MP-13 also placed on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in accordance with title record No. 3.165, identical to Marker MP-10 in accordance with title record No. 3.164. From this marker, it deflects to the right in the magnetic direction of 74°30’SE for a distance of 150.00 meters up to marker M-nineteen (19) identical to marker MP-14 of title record No. 3.165, identical to marker MP-3 of title record No. 3.164. From this marker it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, towards 70°46’SE for a distance of 2.122,70 meters, reaching to marker M-twenty (20) identical to marker MP-11 in accordance with title record No. 3.164. From this marker, it deflects to the left, in magnetic direction of 55°16’NE and continues for a distance of 464.10 meters until it reaches marker M-twenty-one (21) identical to marker MP-12 of title record No. 3.164. From this marker, it continues in the magnetic direction of 87°07’NE for a distance of 689.30 meters, reaching marker M-twenty-two (22), identical to marker MP-13 of title record No. 3.164. From this marker, it continues towards 86°52’N E for a distance of 435,00 metros, reaching marker M-one (01), which is the start and end point of this description. Specifications prepared and signed by Cartographer Engineer Denilson de Jesus, CREA 240210-D/SP, Initials MS 9361. Previous title record: title record 3.164 (remaining area of 350.8345 ha), Title Record 3.165 (area of 1,637.41.00 has), and Title Record 3.166 (area of 922,20.85 ha), all of them on book 02, entry 1, judicial district of Brasilândia, State of Mato Grosso do Sul. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at Rodovia SP-340, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at Rodovia SP 340, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$4,305,845.95. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. Perpetual Right of Way for construction of Bolivia-Brazil Gas Pipeline (GASBOL) on a 3,647.02 m wide range of land, with an affected area of 72,940.40 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. Perpetual Right of Way for construction of the Bolivia-Brazil Gas Pipeline BrasiI (GASBOL), on a 2,974.19 m wide range of land, with an affected area of 59,483.80 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. Perpetual Right of Way for construction of the Bolivia-Brazil Gas Pipeline BrasiI (GASBOL), on a 2,340.48 m wide range of land, with an affected area of 46,809.60 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

12.       HORTO NOVA PALMITO — Title Record: 35000

PROPERTY Tract of rural land named HORTO NOVA PALMITO, located at Moeda Farm, former name of Extension of Nova Palmito, with a total area of two thousand and eighty-one hectares and twenty ares (2,081.20.00 ha), or 859.92 “alqueires paulistas”, in this city and judicial district, with the following description: “It starts at marker M-one (01), placed on the axis of a dam next to the border fence on the Headwater of Córrego do Ouro, along the border of Santa Rosa Ranch, and the land of Retiro do Ouro Ranch, owned by Mr. Gilberto Durval, where it continues along the fenced border in magnetic direction 34°44’38” SW for a distance of 1,435.00 meters, reaching marker M-two (02), placed by the border of said property of Gilberto Durval (Retiro do Ouro Ranch) and Barra do Moeda Farm, owned by Maria Lúcia de Abreu Sampaio Dória and this tract of land. From this marker, it continues along the border of said property of Maria Lúcia de Abreu Sampaio Dóris (Barra do Moeda Farm), in the following magnetic directions and distances: 34°44’38”SW 1,742.31 meters marker M-three (03), 65°35’39”SW 239.16 meters marker M-four (04), 29°08’27”SW 803.42 meters marker M-five (05), 01°43’20”SE 375,11 meters marker M-six (06), 30°50’27”SE 408.40 meters marker M-seven (07), 58°58’04”SW 703,33 meters marker M-eight (08); 42°50’30”NW 1,803.13 meters marker M-nine (09), 14°32’20”NW 1,826.02 meters reaching marker M-ten (10), placed by the border of the property of Maria Lúcia de Abreu Sampaio Dória (Barra do Moeda Farm), by Road MS-395 and this tract of land. West marker, it crosses said Road Rodovia MS-395 towards 14°32’20”NW for a distance of 76.72 meters reaching marker M-eleven (11), identical to marker No. 03 placed on the alignment of the margin of the State Road, from Três Lagoas to Brasilândia within the limit of 35.00 meters from its axis, in accordance with title record No. 22.212, from which it continues on the right along its alignment for a distance of 996.13 meters up to marker M-twelve (12), placed on the side of Road MS-395, where it adjoins the land of Mário Borges, successor of João Bravo Caldeira and his wife Iria Figueiredo Bravo Caldeira. From this marker, it continues along the border of said property of Mário Borges or successor, towards 10°56’ NW for a distance of 1,765.60 meters reaching marker M-thirteen (13), identical to marker No. 05 in accordance with title record No. 22.212, placed on the border of Mario Borges, Orestes Prata Tíbery Júnior and João Costa Moura, successors of João Bravo Caldeira and his wife Iria Figueiredo Bravo Caldeira. From this marker, it continues along the border of the property of the successors of João Caldeira and his wife, towards 85°16’SE for a distance of 935.00 meters, reaching marker M-fourteen (14), identical to marker No. 01 of title record No. 22.212, placed on the margin of a fence of the Municipal Road that connects the District of Arapuã and Road MS-395, along the border of the property of Orestes Preta Tibery Junior and João Costa Moura, the aforementioned successors of João Bravo Caldeira and his wife, Iria Figueiredo Bravo Caldeira. From this marker, it crosses the Municipal Road and continues along the border of the aforementioned property of Orestes Prata Tibery Júnior and João Costa Mouro, in the following directions and distances: 52°36’30”NE 4,180.80 meters marker M-fifteen (15), 40°41’54”SE 2,451.63 meters, reaching marker M-sixteen (16), placed on the margin of Road MS-395 along the border of the property of Orestes Prata Tibery Júnior and João Costa Moura and this tract of land. From this marker, it continues along the border of the aforementioned Road MS-395 in the direction from Três Lagoas to Brasilândia towards 65°00’32” SW for a distance of 136.68 meters, reaching marker M-seventeen (17), placed on its right margin. From this marker, it deflects to the left and crosses the Road towards 30°24’54” SE for a distance of 77.71 meters reaching marker M-eighteen (18), placed on the left side of the aforementioned Road Rodovia MS-395, along the border of Santa Rosa Ranch and this tract of land. From this marker, it continues along the border of the aforementioned Santa Rosa Ranch, in the following directions and distances: 30°24’54” SE 68,15 meters marker M-nineteen (19), 08°27’29”SE 132.26 meters marker M-twenty (20), 16°44’11”SW 134.77 meters marker M-twenty-one (21), 32°48’41”SW 182.74 meters reaching marker M-twenty-two (22). From this marker, the border continues along a fence built on the axis of a dam towards 10°33’48”SE for a distance of 244.34 meters, reaching marker M-one (01), the start and end point of this description. Previous Title, title record 22211 and 22212, Book 2, page 1, judicial district of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CGC/MF under No. 46.837.8521/0001-39. it was merged into CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., with head offices at Road MS 395, Km 20, Horto Barra do Moeda, rural zone of the city of Três Lagoas, State of Mato Grosso do Sul, on July 4, 2003, and became the property set forth in this title record, in the amount of R$1,678,765.15. Change of the corporate name of Chamflora — Três Lagoas Agroflorestal Ltda. to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 20, 2009. Change of the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. on April 12, 2010. The Property is registered with the INCRA under No. 912.034.024.180-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264690-0.

13.       PART — ESPERANÇA FARM — 1 ALQUEIRE — Title Record: 43072

Property: a tract of rural land in this City and Judicial District, named Esperança Farm, with a total area of 480.26.48 ha (four hundred and eighty hectares, twenty-six ares and forty-eight centiares), or 198.46 alqueires, being 291.03.54 ha of São Marcos Farm (Title Record 6.055), and 189.22.94 ha of Esperança Ranch (Title Record 31.903), with the following measures and boundaries: It starts at marker M-one (01), identical to marker No. 01 of title record No. 6.055 placed next to a wire tightener by a gate on the margin of Laudelino Peres Municipal Road, on the border of Nove de Julho Farm, owned by Anésia Nicolau Zanata, and continues along its border through the wire, in magnetic direction 25°47’51” NE, for a distance of 4,647.90 meters, reaching marker M-two (02), identical to marker 02 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 6.055. From this marker, it continues along the margin of said Ribeirão Moeda, along the border of the land of Chamflora — Três Lagoas Agroflorestal Ltda., successor of the former owners of Santa Rosa Farm and Elias Saheli until it reaches marker M-three (03), identical to marker 03 placed on the right side of Ribeirão Moeda, on the border of the remaining part of Guará Farm, owned by Dr. Dirceu Garcia Dias, successor of Jose Lopes, in accordance with title record No. 6.055. From this marker, it continues along the border of said Guará Farm, in magnetic direction 25°47’00” SW, for a distance of 1,207.08 meters, up to marker M-four (04), identical to marker 01 of title record No. 31.903, placed by the border fence. From this marker, it deflects to the left and continues along the border of Guará Farm in accordance with title record No. 31.903, in the following magnetic directions and distances: 65°19’34”SE 500.42 meters marker M-five (5), identical to marker 02 35°29’42” SW 520.93 meters marker M-six (6), identical to marker M-03 64°48’41”SE 617.86 meters marker M-seven (07), identical to marker M-04 35°31’05”NE 527.21 meters marker M-eight (8), identical to marker 05 65°16’09”SE 467.83 meters marker M-nine (9), identical to marker 06 46°40’46”SE 56.82 meters marker M-ten (10), identical to marker 07 placed by the fence, the place on the border of Guará Farm and the range that limits MS-395 Road and the Tract of Land described herein. From this marker, it deflects to the right and continues along the border of the range of MS-395 Road in magnetic direction 43°21’28”SW, for a distance of 1,662.63 meters, reaching marker M-eleven (11), identical to marker 08, placed by the fence, the place on the border of the range the limits MS-395 Road and Estancia Bom Jesus, owned by the Successors of Eurípedes Oliveira, in accordance with title record No. 31.903. From this marker, it deflects to the right and on the border of said Estância Bom Jesus, it continues in magnetic direction 65°57’41” NW, for a distance of 1,119.96 meters, reaching marker M-12(doze), identical to marker 00 of title record No. 31.903, placed by the border fence. From this marker, it deflects to the left, and on the same border above, it continues in magnetic direction 25°47’00” SW, for a distance of 590.40 meters, reaching marker M-thirteen (13), placed by the fence on the border of Estância Bom Jesus, the property of Paulo Cezar Vemek, successor of José Lopes in accordance with title record No. 6.055. From This Marker, it continues along the border of the property of Paulo Cezar Vemek in magnetic direction 25°47’00”SW, for a distance of 404.32 meters, reaching marker M-fourteen (14), placed by the fence, on the border of the owner of Sítio Duas Rosas and the land of Paulo Cezar Vemek, successor of José Lopes, in accordance with title record No. 6055. From this marker, it continues along the border of the land of said Duas Rosas Ranch, in magnetic direction 25°47’00” SW, for a distance of 768.34 meters, reaching marker M-fifteen (15), identical to marker 04 placed on the margin of Laudelino Peres Municipal Road, on the border of Duas Rosas Ranch and the plot of land described herein. From this marker, it deflects to the right and continues along the margin of the aforementioned road, in magnetic direction 64°25’45”NW, for a distance of 628.50 meters, reaching marker M-one (01), the start and end point of this description. Previous titles, title record 6055 and 31903, book 2, page 1 of this judicial district. Perpetual rights of way to Transportadora Brasileira Gasoduto Bolívia Brasil S/A —TBG, being the first one with an area of 12,564.80 m2. (AV.06/M.6.055 and R.08/M.6.055), and the other one with 18,878.60 m2. (R.03IM.31.903 and R .06/M.31.903), the paths of which are stated in the respective aforementioned title records. This property was purchased for the amount of R$191,480.00 under a Deed of Purchase and Sale by the former owner ALEXANDRE MARCHINI CANEVA, enrolled with the Individual Taxpayers Register (CPF) under No. 772.162.611-0. Property owned by INTERNATIONAL PAPER DO BRASIL LTDA., with head offices at Rodovia SP 340, Km 171, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ/MF under No. 52.736.949/0001-58, on February 8, 2013, from debtors ALEXANDRE MARCHINI CANEVA and OLMIRA THAIS FRANCO LOZANO CANEVA, pursuant to the SPECIAL MORTGAGE CLAUSE. The Property is registered with the INCRA under No. 806.064.015.067-1 in relation to fiscal year 2015/2016.

14.       BURITI FARM — Title Record: 34021

PROPERTY: A tract of land with an area of 4019.75.26 ha (four thousand and nineteen hectares, seventy-five ares and twenty-six centiares), i.e., 1661.05 “alqueires Paulista”, a place named BURITI FARM, separated from Moeda farm, in this City and Judicial District, located within the following limits and boundaries: It starts at marker M-one (01), which is identical to marker No. 04 of title record No. 31.214 placed on the left margin of Ribeirão Moeda, on the border of the land of Gastoni Sartori, Ribeirão Moeda and this Tract of Land. From this marker, the border continues along a wire fence towards 36°51’ NE for a distance of 3,346.20 meters, reaching marker M-two (02), which is identical to marker No. 03 of Title Record No. 31.214 and 31.213, in this extension it adjoins the land of Mr. Gastoni Sartori. From this marker, the border continues along a wire fence towards 36°51’ NE for a distance of 3,184.60 meters, reaching marker M-three (03), which is identical to marker No. 04 of Title Record No. 31.213, by the municipal road that connects Arapuá and MS 395 Road, in this extension it adjoins the land of Mr. Gastoni Sartori. From this marker, it continues along the aforementioned municipal road, towards MS-395 Road, for a distance of 2,640.00 meters measured as radio, reaching marker M-four (04), which is identical to marker No. 01 of title record No. 31.213, which is identical to marker No. 2 of title record No. 1.285, placed on the margin of a wire fence on the border of the land owned by Mr. Gastoni Sartori, by a municipal road, from where it deflects to the right, along the border of the land of Mr. Gastoni Sartori along the wire fence, on the margin of the road towards 36°51’ SE for a distance of 497.20 meters up to marker M-five (05), which is identical to marker No. three (3) of title record No. 1.285. From this point, it deflects to the left and continues towards 81°43’ SE for a distance of 1,003.30 meters up to marker M-six (06), which is identical to marker No. four (4) of title record No. 1.285. From this point, it deflects to the left and continues towards 65°54’ NE for a distance of 412.70 meters up to marker M-seven (07), which is identical to marker No. five (5) of title record No. 1.285. From this point, it deflects to the right and continues towards 50°26’SE for a distance of 43.80 meters up to marker M-eight (08), which is identical to marker No. six (06) of title record No. 1285, identical to marker No. two (2) of title record No. 2.150, placed on the margin of a wire fence on the border of Elias Shelli or Saheli Farms, which is currently owned by Empreendimentos Agrícolas Mogi Guaçu Ltda. and Gastoni Sarbori or Sartori, by the municipal road, from which it deflects to the right and continues along the wire fence along the border of Gastoni, on the margin of the aforementioned road on the right, towards 51°41’ SE for a distance of 343.30 meters up to marker M-nine (09), which is identical to marker No. 3 of title record 2150, identical to marker No. 2 of title record 1.661, placed on the margin of a municipal road by a wire fence, from which it deflects to the right and continues along the wire fence, on the margin of the aforementioned municipal road, until it reaches marker M-ten (10), which is identical to marker No. 3 of title record No. 1.661, identical to marker. two (2) of title record 178, located on the border of Santa Angela Farm, by a wire fence on the margin of a municipal road, from which it continues on the right along said wire fence, on the border of the aforementioned farm towards 22°56’SE for a distance of 837.60 meters up to marker M-eleven (11), which is identical to marker No. three (3) of title record No. 178. From this point, it deflects to the left and continues towards 51°08’ SE for a distance of 870.00 meters up to marker M-twelve (12), which is identical to marker No. four (4) of title record No. 178, placed on the border of the remaining land of the sellers, along which it continues on the right towards 39°17’ SW, for a distance of 5,153.20 meters up to M-thirteen (13), which is identical to marker No. five (5) of title record No. 178, placed on the left margin of Ribeirão Moeda through the shaft from which it goes up along the border of Guará farm, until it reaches marker M-fourteen (14), which is identical to marker No. one (01) of title record No. 178, which is identical to marker No. 4 of title record No. 1.661, placed on the margin of Ribeirão Moeda, through the shaft from which it goes up along the border of Guará Farm, until it reaches marker M-fifteen (15), which is identical to marker No. 1 of title record No. 1661, identical to marker No. 04 of title record No. 2150, placed on the left margin of Ribeirão through the shaft from which it goes up along the border of Guará Farm, until it reaches marker M-sixteen 16), which is identical to marker No. 1 of title record No. 2.150, identical to marker No. 7 of title record No. 1.285, placed on the left margin of Ribeirão Moeda. From this marker, the border goes up through the shaft of the aforementioned Ribeirão Moeda, crossing the estuary of Retirinho tributary of its left margin, along the border of Guará, Nove de Julho and Cambotá Farms, duly committed to Messrs. José Lopes, Anézio Nicola Zanata, Ernesto Dalla Marta, until it reaches marker M-17 (seventeen), which is identical to marker No. 1 of title record 1285, identical to marker No. 01 of title record 31.214, placed on the left margin do Ribeirão Moeda. From this marker the border continues along the left margin of Ribeirão Moeda downstream for a distance of 2,640.00 meters measured as radio, until it reaches marker M-one (01), which is identical to marker No. 04 of title record 31214, the start and end point of this description. Property registered with the INCRA on behalf of Empreendimentos Agrícolas Mogi Guaçu Ltda., with a total area of 4019.7ha, named HORTO BURITI, under No. 912042.001279-7 — Rural Module: 57.5ha. — No. of Rural Modules: 55.41. — Tax module: 35ha. — No. of Tax Modules: 114.84. — Minimum parcel fraction: 3.0ha — No. of the property with the Federal Revenue Office: 2700216-0. Previous titles, title records 178, 1285, 1661, 2150, 31213 and 31214, all of them on book 2, page 1 of this real estate register. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at SP-340 Highway, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at SP 340 Highway, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$6,521,056.17. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. The Property is registered with the INCRA under No. 912.042.001.279-7 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 2700216-0.

15.       HORTO ESTRADÃO — Title Record: 35001

PROPERTY A tract of rural land named HORTO ESTRADÃO, located at Moeda Farm, with a total area of 6,040.37.40 ha (six thousand and forty hectares, thirty-seven ares and forty centiares), or 2,496.02 “alqueires paulistas”, in this city and judicial district, with the following description: It starts at marker M-one (01), identical to marker No. 05 of title record No. 3.017 placed on the right margin of Ribeirão Moeda on the border of Santo Egídio do Matula Farm, owned by Dr. Munif Thomé, along the border of which it continues towards 25°38’06”SW, crossing the Range of Petrobrás Fertilizantes S.A. Petrofértil for a distance of 5,320.00 meters until it reaches marker M-two (02), identical to marker No. 6 of title record No. 3.017 placed on the margin of Laudelino Peres Road. From this marker, it continues on the right along the wire fence on the margin of said road, towards 64°05’NW for a distance of 1,904.60 meters until it reaches marker M-three (03), identical to marker No. 7 of title record No. 3.017 placed at the junction of the Municipal Roads, on the border of the land of the Estate of Senador Vitorino. From this marker, it continues along the fence on the margin of the aforementioned road towards 38°49’NW for a distance of 610.70 meters until it reaches marker M-four (04), identical to marker No. 01 in accordance with title record No. 3.017, identical to marker No. 6 of title record No. 14.441, placed by the wire fence tightener on the margin of the Municipal Road, on the border of the land belonging to the estate of Senador Vitorino. From this marker, it deflects to the right and continues along the wire fence on the margin of the aforementioned road on the left, along the border of the land of the estate of Senador Vitorino, towards 60°30’NW for a distance of 242.80 meters until it reaches marker M-five (05), identical to marker No. 07 of title record No. 14.441. From this marker, it deflects to the right and continues towards 46°44’10” NW for a distance of 864.59 meters until it reaches marker M-six (06), identical to a marker with no number, in accordance with title record No. 3.775. From this marker, it continues towards 76°59’SW for a distance of 3,380.00 meters up to marker M-seven (07), identical to a marker with no number, placed on the right margin of Córrego Cabeceira Alta, in accordance with title record No. 3.775, while adjoining in this path part No. 29 owned by Luiz C. Tortado. From this marker, it continues downstream on the margin of the aforementioned stream until its mouth on the left margin of Córrego do Arame, reaching marker M-08 (eight), identical to a marker with no number of title record No. 3.775 placed on the left margin of Córrego do Arame, by the border of the land of Luiz C. Tortado, AIIi Djabak and this Tract of Land. From this marker, it goes upstream through Córrego do Arame along the border of the land of Alli Djabak and the estate of lrineu Thomé up to marker M-nine (09), identical to another marker with no number, of title records No. 3.775 and 3.702. From this marker, it continues upstream through Córrego do Arame up to marker M-ten (10) placed on its headwater. From this marker, it continues in magnetic direction of (year 1972) 72°24’NE along the border of the land of the successors of Pedro Bentivol for a distance of 566.29 meters; until it reaches marker M-eleven (11), identical to marker No. 01 of title record No. 10.573. From this marker, it deflects to the left towards 67°03’12”NW for a distance of 1,899.80 meters, until it reaches M-twelve (12), identical to marker No. 02 along the border of the land of Alencar José do Nascimento, in accordance with title record No. 10.573, placed by the border fence on the side of the municipal road of access to MS-395 Highway. From this marker, it continues along the border of the land of Lucio Donaire Sanches, towards 03°35’21”NE for a distance of 595.39 meters until it reaches marker M-thirteen (13), identical to marker No. 03 of title record No. 10.573. From this marker, it continues along the same border above towards 86°35’10”NE for a distance of 2.20 meters until it reaches marker M-fourteen (14), identical to marker No. 04 of title record No. 10.573. From this marker, it continues along the same border above, towards 03°51’32”NE for a distance of 260.83 meters, until it reaches marker M-fifteen (15), identical to marker No. 05 of title record No. 10.573. From this marker, it continues along the border of the land of the successors of José Mendes, for a distance of 1,465.00 meters, until it reaches marker M-sixteen (16), in accordance with title record No. 3.220. From this marker, it deflects to the left and along the border of the land of José de Almeida Primo and continues towards 94°00’SW for a distance of 610.00 meters, until it reaches marker M-seventeen (17) placed on the Headwaters of Córrego do Veado, in accordance with title record No. 2.166. From this marker, it goes downstream Córrego do Veado for the following distances: 430.00 meters; 550.00 meters and turns right 100.00 meters and continues along a fence down the floodplain for a distance of 500,00 meters, up to marker M-eighteen (18), placed at the junction of Córrego do Veado and Córrego Atoladeira or Atoleiro, in accordance with title record No. 2.166. From this marker, it goes upstream through Córrego Atoladeira for a distance of 200.00 meters until it reaches marker M-nineteen (19), identical to a marker with no number in accordance with title record No. 2.166, identical to marker No. 17, placed on the left margin of the aforementioned stream, in accordance with title record No. 14.676. From this marker, it goes upstream through Córrego Atoladeira for a coordinate distance of 2,849.61 meters up to marker M-twenty (20), identical to marker No. 01 placed on the left side of the aforementioned Córrego Atoladeira by the border fence of Barra Bonita Farm. From this marker, it continues along the border of the aforementioned Barra Bonita Farm in magnetic direction 64°08’13”-NE for a distance of 1,726.26 meters, until it reaches marker M-twenty-one (21), identical to marker No. 02 of title record No. 14.676. From this marker, it continues along the same border above in magnetic direction 65°24’59”NE for a distance of 634.91 meters up to marker M-twenty-two (22), identical to marker No. 03 placed on the margin of the municipal road, in accordance with title record No. 14.676. From this marker, it continues on the same direction and crosses the aforementioned municipal road for a distance of 10.00 meters, where marker M-twenty-three (23) is placed, identical to marker No. 07 in accordance with title record No. 2.935. From this marker, it continues towards 31°48’10”-NW for a distance of 86.30 meters, until it reaches marker M-twenty-four (24), identical to marker No. 08 placed on the border of the land of Santo Antônio Farm, in accordance with title record No. 2.935. From this marker, it continues along the border of the aforementioned Santo Antônio Farm, towards 47°37’07”NE, for a distance of 1,567.00 meters until it reaches marker M-twenty-five (25), identical to marker No. 09 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 2.935. From this marker, it goes downstream said Ribeirão Moeda until it reaches marker M-twenty-six (26), identical to marker No. 01 of title record 2.935, identical to marker No. 02 of title record No. 15.234. From this marker, it continues downstream the shaft of Ribeirão Moeda until it reaches marker M-twenty-seven (27), identical to marker No. 01 placed on the left margin of Ribeirão Moeda, by the border of Bonanza Farm, in accordance with title record No. 25.598. From this Marker, it continues along the border of said Bonanza Farm, towards 33°29’NE for a distance of 4,479.40 meters until it reaches marker M-twenty-eight (28), identical to marker No. 02, placed by a wire fence tightener on the margin of a municipal road on the border of the land of Sunau Miura, in accordance with title record No. 25.598. From this marker, it continues along the border of the land of Sunau Miura through the wire fence on the right, always on the margin of the aforementioned road, for a distance of 933.20 meters on marker M-29, identical to marker No. 03 at the right and continues along the wire fence towards 35°39’20~SW for a distance of 4,439.80 meters along the border of the land of Gastone Sartori, reaching marker M-thirty (30), identical to marker No. four (04), placed on the left margin of Ribeirão Moeda, in accordance with title record No. 25.598. From this marker, it goes downstream Ribeirão Moeda until it reaches marker M-thirty-one (31), identical to marker No. 03 placed on its right margin, in accordance with title record No. 7.564. From this marker, it continues along the wire fence on the border of Planalto Farm owned by Dr. Roberto Basptistela et al, towards 47°15’SW for a distance of 4,593.50 meters until it reaches marker M-thirty-two (32), identical to marker No. 04 of title record No. 7.564. From this marker, it deflects to the right and continues towards 42°40’NW for a distance of 77.60 meters until it reaches marker M-thirty-three (33), identical to marker 05 placed by a wire fence tightener by the border of Planalto Farm and in accordance with title record No. 7.564. From this marker, it continues along the margin of the former municipal road for a distance of 287.00 meters up to marker M-thirty-four (34), identical to marker No. 02 of title record No. 8.154. From this marker, it continues towards 52°03’04” SW for a distance of 334.44 meters along the margin of Arapuã-Brasilândia municipal road up to marker M-thirty-five (35), identical to marker No. 3 of title record No. 8.154. From this marker, it continues towards 05°24’21”SE for a distance of 317.46 meters along the margin of the municipal road up to marker M-thirty-six (36), identical to marker No. 4 of title record No. 8.154. From this marker, it continues towards 73°01’54. SE for a distance of 803.51 meters, along the border of the municipal road up to marker M-thirty-seven (37), identical to marker No. 5 da title record No. 8.154. From this marker, it continues towards 73°53’36”SE for a distance of 508.21 meters along the border of the municipal road up to marker M-thirty-eight (38), identical to marker No. 5 of title record No. 8.154. From this marker, it continues towards 48°32’1S”SE for a distance of 6.64 meters along the border of the municipal road up to marker M-thirty-nine (39), identical to marker No. 7 of title record No. 8.154. From this marker, it continues towards 47°29’42”SE for a distance of 361.56 meters along the border of the municipal road up to marker M-forty (40), identical to marker No. 8 of title record No. 8.154. From this marker, it continues towards 15°43’13”SE for a distance of 10.48 meters up to marker M-forty-one (41), identical to marker No. 9 of title record No. 8.154. From this marker, it continues for broken lines for a distance of 1,010.00 meters until it reaches marker M-forty-two (42), identical to marker No. 1 of title record No. 618, placed by a wire fence on the border of Santa Maria Farm on the margin of the municipal road of access to MS-395 Highway. From this marker, it deflects to the left along the border of Santa Maria Farm towards 47°28’08”NE for a distance of 3,980.90 meters up to marker M-forty-three (43), identical to marker No. 2 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 618. From this marker, it continues through the shaft of said Ribeirão Moeda up to marker M-forty-four (44), identical to marker No. 3 of title record No. 618 and to marker No. 2 of title record No. 3.698 placed on the right margin of Ribeirão Moeda. From this marker, it continues downstream through the shaft of the aforementioned Ribeirão Moeda until it reaches marker M-forty-five (45), identical to marker No. 3 of title record No. 3.698 and to marker No. 2 of title record No. 4.621, also placed on the right side of Ribeirão Moeda. From this marker, it continues downstream through the shaft of said Ribeirão, along the border of Granada Farm up to marker M-forty-six (46), identical to marker No. 3 of title record No. 4.621, identical to marker No. 02 of title record No. 14.441, placed on the right margin of Ribeirão Moeda. From this marker, it goes downstream through the water stream of said Ribeirão Moeda until it reaches Córrego Matuta, tributary of its right margin, where marker M-forty-seven (47) is placed. From this marker, it continues through the water stream until it reaches marker M-one (01), identical to marker No. 5 of title record No. 3.017, which is the start and end point of this description. Property registered with the INCRA under No. 9120340054517, Rural Module: 57.1ha — No. of Rural Modules: 82.33. — Tax module: 35ha — No. of Tax Modules: 172.58. — Minimum parcel fraction: 3.0ha — Total area of the property: 6,040.4ha, registered on behalf of Empreendimentos Agrícolas Mogi Guaçu Ltda. — No. of the property with the Federal Revenue Office: 3097411-9. Previous titles, title records 618, 2166, 2935, 3017, 3220, 3698, 3702, 3775, 4621, 7564, 8154, 10573, 14441, 14676, 15234, 15256, 25598, all of them on book 2, page 1 of this real estate register. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at SP-340 Highway, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at SP 340 Highway, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$9,068,556.83. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. Perpetual Right of Way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP, with an affected area of 9,899.00 m2. Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 30,401.90 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 6,000.00 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 12,035.00 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 21,374.80 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL —

PETROFÉRTIL GROUP with an affected area of 17,629.40 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 47,494.4 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 32,282.40 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 8,000.00 m². The Property is registered with the INCRA under No. 912.034.008.451-7 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 3097411-9.

16.       PONTAL OR FARIA II FARM — Title Record: 22209

PROPERTY: A tract of rural land composed of a part of share number II of the property named “PONTAL FARM” or “FAIA II”, located in this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, with a total area of 1,137.50.05 ha (one thousand, one hundred and thirty-seven hectares, fifty ares and five centiares), separated from a larger area of 1,485.00.00 hectares; the first area is encompassed within the following limits and boundaries: it starts on marker No. 1 placed on the right margin of Paraná River, in the lake formed by Júpia Dam, in the expropriation line made by CESP, and on the place on the border if the remaining area of the property of Calil João Abud, along the border of which it continues in the following directions and distances: 42°28’28”NW for 1,690.00 meters up to marker No. two (02); 35º39’34” NE and 445.20 meters up to marker No. three (03) placed on the corner of the border of the land of José Abdala Abud, along the border of which it continues towards 42°28’28”NW for a distance of 10,142.56 meters up to marker No. 04, placed on the corner of the fence. From marker No. four (04) the border continues on the left along the border of the remaining area of the land of Calil João Abud towards 46°34’42”SW for 1,104.42 meters up to marker No. five (05), placed on the corner of the fence. From marker No. five (05), the border continues on the left along the fence and along the border of the land of Luiz Quinalha towards 43º37’45”SE, for 11,728.82 meters up to marker No. six (06), placed on the margin of Paraná River (lake formed by Jupiá Dam), and continues through this lake upstream for a distance of 515.00 meters up to marker No. one (01), the start and end point of this description. Previous titles, title records R.05/M. 19.008; R.03/M. 18.209; R. 04/M.19.376; R.03/20.559; R.03/M.22.560 and R.01/M22.208, all of them of this Real Estate Registry. Property registered with the INCRA under No. 9120340042601. Total area: 1485.0ha, minimum parcel fraction: 3.0ha; Tax module: 35.0; No. of tax modules: 33.37. Property owned by AGROFLORESTAL RIO VERDE LTDA., with head offices at SP-340 Highway, Km 171, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 46.837.852/0001-39. Merged into CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, on October 2, 2003. This property had the assets transferred, as the former EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., in favor of AGROFLORESTAL RIO VERDE LTDA., merged into CHAMFLORA —TRÊS LAGOAS AGROFLORESTAL LTDA. in the amount of R$508,519.38. Corporate Name CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA. changed to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 24, 2009. Corporate Name VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on February

12, 2010. The Property is registered with the INCRA under No. 912.034.024.139-6 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264688-9.

17.       LAGUNA FARM — Title Record: 48774

Rural Property, named “LAGUNA FARM”, with an area of 568.5652 ha (five hundred and sixty-eight hectares, fifty-six ares and fifty-two centiares) — Perimeter: 12,043.35 m, located in this City and Judicial District of Três Lagoas, State of Mato Grosso do Sul. All coordinates described herein are georeferenced to the Brazilian Geodesic System from the Geodesic points of the RBMC (Brazilian Continuous Monitoring Network); geodesic point of Brasília with coordinates N 8.234.791,574 m and E 191.946,760 m (located on time zone 45° W.Gr), geodesic point of Presidente Prudente with coordinates E 457,915,947 m and N 7,553,888.233 m (located on time zone 51° W .Gr), and geodesic point of Cuiabá with coordinates E 599,791.608 m and N 8,280,082.107 m (located on time zone 57° W.Gr), and the coordinates of this property are represented in the UTM System, referenced to Central Meridian 51 W .Gr”, having SAD-69 as datum. All azimuths and distances, area and perimeter were calculated on the UTM projection plan. Specifications prepared and signed on January 9, 2008 by Cartographer Engineer Mário Mauricio Vasquez Beltrão, CREA 1.577/D-MS, Enrolled with the INCRA under Code: AAC — ART No. 001856 E. Previous Registrations: Title Records No. 28.847 and 28.858, both of them on book 02, page 01 of this Real Estate Registry. There is a Legal Reserve of twenty percent (20%) in the property under this title record, where no close cut is permitted, intended for forest replacement, as provided for by Law 4.771 of September 15, 1965, as amended by Law 7.803 of July 18, 1989, the content and penalties of which are fully acknowledged. The property was purchased under the public deed of purchase and sale drawn up on book 215, page 167, on February 29, 2008, and under the public deed of re-ratification drawn up on book 215, page 285, on May 12, 2008, both of them by the 2nd Notary Office and Civil Registry of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul. The owners CLÁUDIO FERNANDO GARCIA DE SOUZA, Brazilian, farmer, bearer of identity card (RG) No. 425.471-SSP/MS and enrolled with the CPF/MF under No. 002.581.641-15, married under universal community property ruling, before the effectiveness of Law 6.515/77, to LEDIR GARCIA DE SOUZA, Brazilian, teacher, bearer of identity card (RG) No. 424.590-SSP/MS and enrolled with the CPF/MF under No. 464.744.711-15, domiciled at Rua Orestes Prata Tibery, 728, Downtown, in this City of Três Lagoas, State of Mato Grosso do Sul. The property under this title record was sold to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, KM 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul, for a price of NINE MILLION, SEVEN HUNDRED AND SEVEN THOUSAND, EIGHT HUNDRED AND NINETY-EIGHT REAIS (R$9,707,898.00), being five million Reais (R$5,000,000.00) for the undeveloped land, and four million, seven hundred and seven thousand, eight hundred and ninety-eight Reais (R$4,707,898.00) for the improvement; and as follows: for the property under title record No. 28.847, payment of the amount of eight million, five hundred and fifty-four thousand, six hundred and ninety-five Reais (R$8,554,695.00), being four million, four hundred and six thousand, fifty-six Reais (R$4,406,056.00) for the undeveloped land, and four million, one hundred and forty-eight thousand, six hundred and thirty-nine Reais (R$4,148,639.00) for the improvements; and for the property under title record No. 28.858, payment of the amount of one million, one hundred and fifty-three thousand, two hundred and three Reais (R$1,153,203.00), being five hundred and ninety-three thousand, nine hundred and forty-four Reais (R$593,944.00) for the undeveloped land, and five hundred and fifty-nine thousand, two hundred and fifty-nine Reais (R$559,259.00) for the improvements; paid as follows: on January 15, 2008, the amount of one million, nine hundred and forty-one thousand, five hundred and seventy-nine Reais and sixty cents (R$1,941,579.60) and the amount of seven million, seven hundred and sixty-six thousand, three hundred and eighteen Reais and forty cents (R$7,766,318.40). The Deed contains Debt Clearance Certificates of the Municipal and State Finance Offices and the payment of the ITBI relating to the property under title record 28.847, in the amount of R$171,093.90 on 2% of the property valuation amount of R$8,554.695.00, in accordance with Payment Slip No. 53159455, and relating to the property under title record 28.858, in the amount of R$23,064.06 on 2% of the property valuation amount of R$1,153,203.00, in accordance with Payment Slip No. 53159448, both of them issued on February 29, 2008 by the local Municipality. Corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on February 12, 2010. An entry for the property states the assignment for consideration of use of a rural area, by means of a public deed of assignment for consideration drawn up on book 81, pages 83/85, on October 20, 2011, by the 4th Notary Office and Registry of Deeds and Documents of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul. The owner FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, assigned the part of 0.7046ha of the property under this title record to COMPANHIA DE GÁS DO ESTADO DO MATO GROSSO DO SUL-MSGÁS, enrolled with the CNPJ under No. 02.741.676/0001-03. The assignment for consideration of use of a rural area hereby established is intended to enable the assignee MSGAS to occupy an area of 0.7046ha (seventy ares and forty-six centiares), for a term of twenty (20) years, which may be extended upon new agreement between the parties, intended for construction of the Measurement and Secondary Pressure Reduction Station (EMRS-2) for expansion of the natural gas distribution system and performance of all services and works relating to the business purpose of assignee MSGAS. The Property is registered with the INCRA under No. 912.034.020.192-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 4238306-4.

18.       HORTO SANTA LUZIA — Title Record: 66314

Rural Property named “HORTO SANTA LUZIA” with an area of three thousand, six hundred and seventy-three hectares and seven ares (3,673.0700ha), Perimeter: 28,435.03 m, located in this city and Judicial District of Três Lagoas, State of Mato Grosso do Sul, in accordance with the following description: It starts on Marker AAC-M-C423, (border of the Successors of Senador Vitorino and this tract of land). From this marker, it continues along the border of the same successors of Senador Vitorino, with the following directions and distances: 55°20’ NW 134.81 meters — marker M-two (2), 44°52’ NW 588.20 meters — marker M-three (3), 59°38’ NW 559.30 meters — marker M-four (4), 47°30’ NW 997.30 meters, until it reaches marker M-five (5), identical to marker No. ten (10) of title record No. 21.826 placed by the border of the land of Edvaldo Ferreira Viana, successor of Senador Vitorino and this tract of land. From this marker, it continues along the border of the aforementioned land of Edvaldo Ferreira Viana, in the following directions and distances, which are identical to the markers mentioned in title record No. 21.826, as listed below: 42°54’ SW 657.00 meters, marker M-six (6), identical to marker No. 09, 14°58’ NW 488.00 meters, marker M-seven (7), identical to marker No. 08, 89°55’ NW 145.00 meters, marker M-eight (8), identical to marker No. 07, 41°45’SW 338.00 meters, marker M-nine (9), identical to marker No. 06, 43°03’ NW 629.00 meters, marker M-ten (10), identical to marker No. 05, 34°15’ NE 896.00 meters, marker M-eleven (11), identical to marker No. 04, 36°58’ NW 1,867.00 meters, marker M-twelve (12), identical to marker No. 03, placed by the border of the land of Edvaldo Ferreira Viana and the land owned by Dr. Hermínio and this tract of land. From this marker, it continues along the border of said land of Dr. Hermínio in the following directions and distances: 41°44’ NE 1,535.00 meters, marker M-thirteen (13), identical to marker No. two (02) of title record No. 21.826; 72°00’ NE 16.00 meters, marker M-14 identical to marker No. one (01) of title record No. 21.826, identical to marker with no number of title record No. 21.355; 08°00’ NW 932.43 meters, marker M-15 identical to marker No. two (02) of title records No. 21.355 and 21.526, placed by the municipal road on the border of the land of the successors of Senador Vitorino. From this marker, it continues along the border of the land of Mr. Hermínio, successor of Senador Vitorino, with the following directions and distances: 08°00’ NW 306.60 meters, marker M-sixteen (16). 09°30’ NE 541.00 meters, marker M-seventeen (17), 32°00’ NE 53.40 meters, marker M-eighteen (18) identical to marker No. six A (6A) of title record No. 21.526, identical to marker No. one (01) of title record No. 21.915, placed by the public corridor and this tract of land. From this marker, it continues along the margin of the public corridor, towards 33º04’ NE, and for a distance of 672.80 meters until it reaches marker M-nineteen (19), identical to marker No. four (04) of title record No. 21.915 and to marker No. one (1) of title record No. 24.009, placed by the public corridor. From this marker, it continues along said public corridor towards 12°26’ NE 148.45 meters, reaching marker M-twenty (20), identical to marker No. six A (6A) of title record No. 24.009, placed by the fence of the public corridor, on the border of the land of José Aparecido Marques, Jorge Elias and his wife, from which it continues along the border of 68°00’ NE 3,550.05 meters until it reaches marker M-twenty-one (21), identical to marker No. three A (3A) of title record No. 24.009, 44°10’ NW 1,101.05 meters until it reaches marker M-twenty-two (22), identical to marker No. two A (2A) of title record No. 24.009 placed by the border of the land of José Aparecido Marques, Jorge Elias and his wife and the land of Barra do Moeda Farm. From this marker, it continues along the border of said Barra do Moeda Farm in the following directions and distances: 57°22’ NE 30.00 meters. marker M-twenty-three (23), identical to marker No. two (2) of title record No. 24.009; 44°05’ SE 2,428.00 meters, marker M-twenty-four (24), identical to marker No. four (4) of title record No. 24.009, identical to marker No. four B (4B) of title record No. 21.526. From this marker, it continues along the border of Barra do Moeda Farm in the following directions and distances: 45º04’ SE 1,470.57 meters, marker M-twenty-five (25), identical to marker four A (4A) of title record No. 21.526; 17°01’ SW 216,00 meters, until it reaches marker M-twenty-six (26), identical to marker No. three (3) of title records No. 21.355 and No. 21.526. From this marker, it continues along a fence on the border of Barra do Moeda Farm towards 17°01’ SW for a distance of 6,819.60 meters until it reaches marker ACD-M-B122. It continues along the border of the Reservoir of the Hydroelectric Power Plant. Engineer Sergio Motta (Porto Primavera), Specifications dated January 28, 2013, signed and prepared by Land Surveyor Engineer Walter Lourenço, enrolled with the CREA/SP under No. 5060754810/D, Initials/MS No. 11782, and ART payment slip No. 11423796. Debt Clearance Certificate Relating to Rural Land Tax issued on June 11, 2013 by the Brazilian Federal Revenue Office,

effective until December 8, 2013, certificate control code: 3420.B5EB.0BD7.CD69, indicating NIRF 0.264.696-0, Horto Santa Luzia, City of Três Lagoas, State of Mato Grosso do Sul, area of 3,706.2ha, on behalf of Fibria-MS Celulose Sul Mato-Grossense Ltda. CCIR- 2006/2007/2008/2009, indicating property code 912.034.024.171-0, total area of 3,673.0700ha, rural module 10.7013, No. of rural modules 264.59, tax module 35.0000, No. of tax modules 104.9448, FMP 2.0000, registered area 3,690.7300ha, land classification: large producing property, Horto Santa Luzia, City of Três Lagoas, State of Mato Grosso do Sul, on behalf of Fibria-MS Celulose Sul Mato Grossense Ltda., person code 04.671.655-6. Previous Title Record: Title Record No. 34.023, book 02, of this Real Estate Registry. Owner: FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, Km 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul. The Property is registered with the INCRA under No. 912.034.024.171-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264696-0. The property was acquired by incorporation for the amount of CR$ 391,931,486.96 on em June 26, 1991.

19.       BARRA DO MOEDA FARM — Title Record: 47281

Rural Property named “BARRA DO MOEDA FARM”, with an area of five thousand, four hundred and sixty hectares, seventy-three ares and twenty-one centiares (5,460.7321 ha), Perimeter: 41,388.83 m, located in this city and judicial district of Três Lagoas-. All coordinates are georeferenced to the Brazilian Geodesic System, from the network closing of the marks of the Geodesic Network of Mato Grosso do Sul, being marks MS 22 and MS 35, with the following coordinates: MS 22, N — 7,704,014,261 m and E- 428,017.158 m and MS 35: N — 7,651,411.549 m and E — 393,552.059 m and are represented in the UTM System, referenced to the Central Meridian No. 51º00’Wgr, time zone -22, having SAD-69 as datum. All azimuths and distance, area and perimeter were calculated on the UTM projection plan. Specifications prepared and signed by Agronomic Engineer Fábio Figueiredo dos Santos, enrolled with the CREA under No. 7935/MS, registered with the INCRA under code: AGH. ART No. 911711. Previous title record: 34.022, book 02 of this Real Estate Registry. There is a record for the Property under this title record of a Perpetual Right of Way on a range of land that is 6,108.37 m wide by 20 m large, corresponding to an area of 120,367.40 m², in favor of Transportadora Brasileira de Gasoduto Bolívia Brasil S/A TBG, a joint-stock company enrolled with the CGC/MF under No. 01.891.441/0001-93, at Praia do Flamengo, 200, 25th floor, in the City of Rio de Janeiro, State of Rio de Janeiro. There is a record for the property under this title record of a right of way on a range of land with an area of 9.0693 ha, in favor of da CESP - Companhia Energética de São Paulo. The property under this title record was certified under law No. 10.267 of August 28, 2001 and Decree No. 4.449 of October 30, 2002, with approval of the INCRA in accordance with CERTIFICATION No. 160612000027-23, dated December 6, 2006, Case No. 54290.002582/2006-73, which indicates a certified area of 5,460.7321 ha, lNCRA code No. 9120340241808. By means of a Deed of Right of Way drawn up on book 192, pages 123/129 on October 8, 2008, by the 3rd Notary and Protest Office of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, the owner: VCP MS CELULOSE SUL MATOGROSSENSE LTDA., already identified, for the price of two hundred and eighty thousand, four hundred and seventy-one Reais and nineteen cents (R$280,471.19), received from ELEKTRO ELETRICIDADE E SERVIÇOS

S.A. resulting in a total area of 14.7406 ha. By the Deed of Right of Way drawn up on book 199, pages 142/150 on August 27, 2009, by the 3rd Notary and Protest Office of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, the owner: VCP MS CELULOSE SUL MATOGROSSENSE LTDA., already identified, for the price of three thousand, nine hundred and fifty-three Reais and eighty-one cents (R$3,953.81), received from ELEKTRO ELETRICIDADE E SERVIÇOS S.A. resulting in a total area of 6,482.00 m². By means of a deed of establishment of right of way drawn up on book 3333, pages 149/167, on February 10, 2012, and Notary Minutes drawn up on book 3344, pages 105/105, on April 27, 2012, established in favor of PETRÓLEO BRASILEIRO S/A — PETROBRAS on a perpetual and irrevocable basis, resulting in a total area of 262,548.42 m². There is a building for industrial purposes built on the property under this title record, with a built-up area of 74,125.59 m². Submission of implementation layout, specifications, ART No. 92221220070199574, prepared and signed by the technician in charge José Eduardo Corsini Garcia, enrolled with the CREA under No. 600691833. Certificate of occupancy No. 207/2010, issued on July 29, 2010, as well as License Permit No. 702/2009 issued on December 23, 2009 by the local Municipality. Debt Clearance Certificate Relating to Social Security Contributions and Third Parties No. 001042016-88888454, issued on April 19, 2016 by the Brazilian Federal Revenue Office, effective until October 16, 2016, on behalf of Fibria-MS Celulose Sul Mato-Grossense Ltda. By the public deed of constitution of joint MORTGAGE and amendment No. 01 to the Financing Agreement through the Opening of Credit Facility No. 16.2.0245.1, drawn up on book 15, pages 001/027, entry 001, on August 3, 2016, by the 28th Notary Office of the city of Rio de Janeiro, State of Rio de Janeiro, the parties: creditors NATIONAL ECONOMIC AND SOCIAL DEVELOPMENT BANK — BNDES, a federal government-owned company enrolled with the CNPJ/MF under No. 33.657.248/0001-89, with head offices in the city of Brasília, Federal District, and BANCO DO BRASIL S.A. with head offices in the city of Brasília, Federal District, enrolled with the CNPJ/MF No. 00.000.000/00001-91, by means of its branch Large Corporate/SP, by means of the agreement with the BNDES, a credit facility was extended in the total amount of R$2,347,524,000.00, and with BANCO DO BRASIL a credit facility was extended to the beneficiary in the total amount of R$831,478,000.00, provided that this joint mortgage guarantees the payment of any obligations arising out of the Financing Agreements of the property under this title record, including industrial units H1 and H2, as well as any and all buildings, facilities, machines, equipment, improvements, accessions or appurtenances that may be incorporated thereto or installed or operated therein on a permanent basis or that may be incorporated thereto or installed therein, with expected maturity date of December 2027. The Property is registered with the INCRA under No. 912.034.024.180-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264690-0. The property was acquired by incorporation for the amount of CR$ 596.417.715,76 on June 26, 1991.

20.       HORTO MATÃO — Title Record: 45506

Rural Property named HORTO MATÃO, with an area of 16,832.7626 ha, perimeter: 65,570.30 m, being an Area of MS-112 Highway (extracted): 42.4654 ha with the illiquid area of 16,790.2972 ha, located in the city of Selviria, judicial district of Três Lagoas, State of Mato Grosso do Sul, with the following description: Said tract of land is georeferenced to the Brazilian Geodesic System with Rectangular Plan coordinates relating to the UTM System — Datum SAD-69, from the network closing of geodesic points MS 21 and MS 22, the GPS Network of the State of Mato Grosso do Sul, whereby point MS 21 with coordinates East 455,853.878 m and North 7,748,227.308 m is located in Selviria — State of Mato Grosso do Sul, and point MS 22 with coordinates East 428,017.158 m and North 7,704,014.261 m is located in Três Lagoas — State of Mato Grosso do Sul. Datum SAD-69, relating to central meridian 51°00’WGr Fuso 22. All azimuths, distances, perimeter and area were calculated on the UTM projection plan. Specification sheets prepared and signed on July 30, 2005 by Agronomic Engineer Fábio Figueiredo dos Santos. enrolled with the CREA under No. 7935/MS, INCRA code: AGH, ART: 908165, Previous title record: Title record 35.002, book 02 of this real estate registry: OWNER: FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, Km 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul. This property was transferred the assets (sic) of the former owner INTERNATIONAL PAPER DO BRASIL for capital increase in favor of CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., in the amount of R$25,273,582.51. There is a Legal Reserve of twenty percent (20%) of the total area of the property under this title record, i.e., 3,382.09 ha. The purpose of this title record was certified under Law No. 10.267 of August 28, 2001 and Decree No. 4.449 of October 30, 2002, with approval of the INCRA un accordance with CERTIFICATION No. 160509.000010-74, dated September 8, 2005, Case No. 54290001303/2005-73, indicating the certified area of 16,832.7626 ha, INCRA code 9120421009609, and that the polygon relating to the Specifications/Layout of the property Horto Matão Farm does not overlay any other polygon contained in the Incra georeferenced record and that the execution was in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties approved by the Incra by means of Ordinance INCRA/P/No. 1.101 of November 03, 2003, published by the Federal Gazette on November 20, 2003. Title record 07/M.45506 states: a 1st degree mortgage relating to industrial note No. 40/00681-6, first amendment of rectification and ratification dated May 31, 2010 and second amendment of rectification and ratification dated February 21, 2014, whereby the lender is: BANCO DO BRASIL S.A., a government-controlled private company with head offices in the City of Brasília, Federal District. enrolled with the CNPJ/MF under No. 00.000.000/00001-91, with a credit amount of seventy-three million, twenty-one thousand and six hundred and forty-five Reais (R$73,021,645.00) maturing on December 1, 2017. The Property is registered with the INCRA under No. 912.042.100.960-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 1851360-3.

21.       SANTA ROSA FARM — Title Record: 33213

A tract of rural land, in the property Palmito Farm, located in this Municipality and Judicial District of Três Lagoas, State of Mato Grosso do Sul, with a total area of five hundred and four hectares, forty-nine ares and fifteen centiares (504,49,15), with the current name “SANTA ROSA FARM”, within the following perimeter: It starts at marker No. 01 on the left margin of Ribeirão Palmito and on the side of the State Road that connects Três Lagoas to Brasilândia, and then it continues downstream in a straight line for 415.20 meters, until marker No. 02 on its left margin, where the wire fence marker No. 02 commences-(59), then it continues to the Left, having as border the wire fence and confronting several properties with the following directions and distance: 32º54’26”NE - 342.00 meters until marker

No. 3 46°04’24” SE — 113.36 meters until marker No. 04; 30º 21’44 SE — 500.60 meters until marker No. 05; 45º16’58”SW — 308.10 meters until marker No. 06 on the left margin of Ribeirão Palmito, and it follows it downstream in a straight line for 2,122.90 meters until marker No. 07, on the left margin next to the commencement of the wire fence. From marker No. 07 it continues to the left, having the wire fence as border and confronting Antônio Honório Dias with the following directions and distances: 54º 12’ 25”NE-360.00 meters until marker No. 08; 34º45’ 55”SE-365.00 meters until marker No. 09. 60º23’25”NE-680.00 meters until marker No. 10 on the corner of the fence and next to Municipal Road TL-20. It follows this Road to the left with the following directions and distances: 30º04’21” NE -154.27meters; 22º45’01”NE — 80.55 meters until marker No. 11 on the border of the fence of marker No. 11 it continues to the left having the wire fence as border, confronting Muriol Bogon Tabox and subsequently Claudio Fernando Garcia de Souza with the following directions and distances: 36º58’47”NW_ 2,100.00 meters until marker No. 12, on the corner of the fence: l13º15’11”NE- 762.46 meters until marker No. 13; 16º08’00” NE-327.00 meters until marker No. 14, on the corner of the fence. From marker No. 14 it continues to the left, having the wire fence as border, along the border with Eduardo Antonio with the following directions and distances 61º00’00” NW-l.041.00 meters until marker No. 15, on the corner of the fence; 38º51’35”NE — 130.00 meters until marker No. 16;41º07’52”NW-190.73 meters until marker No. 17, on the corner of the side fence of State Road 119 Três Lagoas to Brasilândia, From marker No. 17, it continues to the left having as border the wire fence that follows the side of the Road in the direction to Brasilândia with the direction 33º58’20”SW and for a distance of 1,740.00 meters to the initial marker and end of this description”, according to the descriptive data sheet dated August 25, 1997 signed by land surveyor Manoel Alves de Queiróz, enrolled with the Regional Council of Engineers and Architects (CREA) under No. -63.458/TD-SP and Initials 751-MS. Previous Title Records: R.2/M.4.288, M.6.162, M. 6.413, M.6.885, M.7744, M 8.008, M 8.670, all books of this Registry. In accordance with the Public Deed of Purchase and Sale drawn up in book 215, page 273, on April 30, 2008, by the 2nd Notary Office and Civil Registry of this city and judicial district of Três Lagoas-MS, the owners UBALDO JUVENIZ DOS SANTOS, Brazilian, merchant, holder of Identity Card RG No. 119.463-SSP/MT and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 089.182.791 -91, and his wife ANÉSIA MARIA DE CARVALHO JUVENIZ DOS SANTOS, Brazilian, married under the mandatory system of separation of property, in accordance with article 1641, sole paragraph, item II of the Civil Code, resident and domiciled at Rua Paranaíba, No. 461. Downtown, in this city of Três Lagoas-MS, JOÃO JUVENIZ JUNIOR, Brazilian, merchant, holder of Identity Card RG No. 921.935-SSP/MG and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 088.944.501-04, and his wife ANITA QUEIROZ JUVENIZ, Brazilian, retired teacher, holder of Identity Card RG No. 090.419-SSP/MS and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 066.031.141- 00, married under the community property system, before effectiveness of Law 6.515/77, resident and domiciled at Av. Antonio de Souza Queiroz, No. 1.099, Downtown, in this city of Três Lagoas-MS, sold the property that is the subject matter of this title record to VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07 with its principal place of business at Rodovia MS 395, Km 20. Horto Barra do Moeda, Rural Zone, in this city of Três Lagoas-MS, for the price of FOURTEEN MILLION, FIVE HUNDRED AND NINETY-TWO THOUSAND, SEVEN HUNDRED AND

TWENTY-FOUR REAIS AND THIRTY-EIGHT CENTS (R$14,592,724.38). Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912.034.020.192-0 relating to the fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 4238306-4.

22.       PALMITO FARM AND ESTÂNCIA BRASIL — Title Record: 14502

An area of land with a remaining area of five hundred and sixteen hectares, ninety-one ares and fifteen centiares (516,9115ha), with the name “Casa Branca”, subsequently named “Palmito Farm” and “Estância Brasil”, in the municipality of Três Lagoas and with the following limits and borders: It starts at marker No. 01, on the right margin of Ribeirão Palmito, next to a wire fence, within the boundaries of the land owned by Manoel Mendes, which it borders along the aforementioned wire fence in the direction 76°25’00”SW and for a distance of 490.00 meters until marker No. 02, from which it deflects to the left and the border continues in marker No. 03, in the direction 44°47’00”SW and for a distance of 2,107.00 meters, and then it deflects to the left and follows in the direction 29º20’00’’SW, until it reaches marker No. 03-A, on the border of land belonging to gleba do ouro, then it follows bordering the direction 56°20’00”SW, and for a distance of 465.00 meters, until marker No. 03-B, on the margin of a private road, near a cattle grid in the border of the remaining land of seller, from where it deflects to the right and continues bordering said road, in the direction Três Lagoas until it reaches marker No. 08 (equal to that of the original description), on the margin of state road MS-395, which goes from the city of Três Lagoas to Brasilândia, from where it continues bordering it in the direction Três Lagoas, until it reaches marker No. 09, on the right margin of Ribeirão Palmito, next to the bridge, bordering the other side of the road until the public corridor that leads to the Municipal slaughtering house, with the land owned by Orestes Prata Tibery Junior, and from then to Ribeirão Palmito with Julio Ferreira Xavier. From this last marker, follows along Ribeirão Palmito stream, bordering on the left margin the successors of Salim Felício, until it reaches marker No. 01, where it began. Previous title record: Title Record 5.937, judicial district of Três Lagoas. In accordance with the Public Deed of Purchase and Sale drawn up in book 88, pages 099/100, on April 23, 2008 by the 3rd Notary Public and Protest Office of this city and judicial district of Três Lagoas-MS, the owners SERGIO PAULO ABUJAMRA, Brazilian, retired mechanical engineer, holder of Identity Card RG No. 2.996.722-SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 036.496.018-34, and his wife VERA LÚCIA MONTEIRO ABUJAMRA, Brazilian, housewife, holder of Identity Card RG No. 4.727.462-SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 203.172.298-00, married under the community property system, before effectiveness of Law 6.515/77, resident and domiciled at rua

Armando Sales de Oliveira, No. 274, district Higienópolis, in the city of Araçatuba-SP, sold the property that is the subject matter of this title record to VCP- MS CELULOSE SUL MATO-GROSSENSE LTDA, with its principal place of business at Road MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001 -07, for the price of SIX MILLION SEVEN HUNDRED AND FIFTY-FIVE THOUSAND SEVEN HUNDRED AND THIRTY-TWO REAIS AND SIXTY-ONE CENTS (R$6.755.732,61), paid by means of cashier’s check No. 702494.0, of Banco Real, Branch 0337, Account No. 855555.0. Change in the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Road MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Instrument of Attachment dated September 12, 2012 is annotated under number 47/M14.502, extracted from the case records of tax execution proceeding No. 0000679-15.2009.8.12.0021, brought by the State of Mato Grosso do Sul against Votorantim Celulose e Papel S.A, issued by the Office of the Clerk of the Tax and Public Registry Court of this Judicial District of Três Lagoas/MS, duly signed by the Honorable Judge of the respective Court, Ms. Aline Beatriz de Oliveira Lacerda. The Property is registered with the INCRA under No. 912.034.020.192-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 4238306-4.

23.       ANA ROSA FARM — Title Record: 22210

Tract of rural land composed of the remainder of “ANA ROSA FARM”, former Areias Gordas Farm, located in the municipality and judicial district of Três Lagoas, with a total area of 1,801.51,00ha, i.e. 744.42 “alqueires Paulista”, within the following borders, limits and confrontations: It starts at marker zero (0), on the confluence of streams Galheiro and Lagoa, where it borders the land owned by Mr. Bunifacio Antonio Genta, Guilherme Fernando Gregio and others: from then it follows Lagoa stream, upstream, for a distance of 4,538.85 meters, arriving at marker M-43, on other confluence of Lagoa and Fortuna streams, confronting, until this point, land owned by Mr. Guilherme Fernando Gregio and others; from that marker it follows Fortuna stream, upwards, for a distance of 1,626.15 meters, reaching marker M-60, next to the fence on the right margin of Fortuna stream, confronting, until this point, land owned by Agropecuária Fortaleza Ltda. From then it follows the fence in the directions and for the distances of 23°06’56”SE, 1,056.94 meters (marker M-61); 22°39’56”SE, and during this route it crosses a servitude road, 1,779.90 m (marker M-62); 00°09’46”SE, 3,016.31 meters, (marker M-63) and 00°59’08”SE, 458.75 meters reaching marker M-64, next to the fence that divides the land of Monte Alegre Farm, confronting from marker M-60 to marker M-64 land owned by Agro Pecuária Fortaleza Ltda. From that marker if deflects to the left and continues along the fence in the direction 08º55’28’’SE and for a distance of 273.66 meters, reaching mark M-65, on the embankment of the aforementioned dam, which is currently dry, arriving at marker M-66, on the embankment of the aforementioned Ranieri; from then it continues along Galheiro stream, upstream, crossing another two dams, for a distance of 7,748.36 meters, reaching marker M-0 (zero), on the confluence of Galheiro stream, reaching until this point Lagoa stream, initial and final point of this description, confronting, until this point, land owned by Mr. Palmiro Ranieri, Mr. Adir Pires Maia and Mr. Bunifácio Antonio Genta, according to the specifications dated October 8, 1988. Previous Record: M.8.196 of the judicial district of Três Lagoas. By a request dated October 2, 2003 and Private Instrument registered with the Commercial Registry of the State of Mato Grosso do Sul - JUCEMS, under State Registration Number (NIRE) 54.2.0044080-7, on July 5, 1991, and 15th and last Amendment to the Articles of Association filed and registered under No. 54137149, on July 4, 2003 with the Commercial Registry of the State of Mato Grosso do Sul - JUCEMS, the owner AGROFLORESTAL RIO VERDE LTDA, already identified, was merged into CHAMFLORA TRÊS LAGOAS LTDA, headquartered at Rodovia MS 395. Km 20. Horto Barra do Moeda, rural zone of this Municipality. enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, and the property contained in this title record, in the amount of five hundred and fifty-three thousand, six hundred and thirteen Reais and twenty-nine cents (R$553,613.29), was transferred to the property of Absorbing company. Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912.034.024.147-7 relating to the fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 0264693-5.

24.       URBAN PROPERTY — Title Record: 49634

Urban Property created by “Tract of land No. ten (10), of block No. one hundred and four (104)”, of the development named “VILA SANTA RITA”, located in the second urban zone of this city and with Arca de Três Lagoas/MS, with a total area of two hundred square meters (200.00m), located on the even side of rua Marechal Teodoro da Fonseca at thirty meters (30.00m) from Rua 13 de Junho crossing, with the following measures and borders: measuring ten meters (10.00m) facing East to Rua Marechal Deodoro da Fonseca; following twenty meters (20.00m) to the South confronting allotment No. 11 of Block 104 of the development named Vila Santa Rita; following ten meters (10.00m) to the West, confronting allotment No. 6 (title record No. 30.052) of Block 104 of the development named Vila Santa Rita; following for twenty meters (20.00m) to the North confronting allotment No. 9 of Block 104 of the development named Vila Santa Rita. Specifications dated June 2, 2008, prepared and signed by Engineer Marcos Antonio Morila Guerra, enrolled with the Regional Council of Engineers and Architects of the State of Mato Grosso do

Sul (CREA/MS) under No. 1169, ART Form No. 25100000769220001112. Previous title record 18.879, book 02, of this Real Estate Registry. In accordance with the Public Deed of Purchase and Sale drawn up in book 189, pages 187/188/189/190/191/192/193/194/195/196, on June 30, 2008, by the 3rd Notary and Protest Office of this City and Judicial District of Três Lagoas/MS, owner GUERRA EMPREENDIMENTOS IMOBILIÁRIOS LTDA, already identified, sold the property that is the subject matter of this title record to VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry (CNPJ) under No. 36.785.418/0001-07, with its principal place of business in this Municipality of Três Lagoas/MS, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, for the price pf TWO MILLION, TWO HUNDRED AND FORTY-FOUR THOUSAND REAIS (R$2,244,000.00), jointly with the properties included in title records No. 48.958 to 48.967, 49.631 to 49.633, 49.635 to 49.730, totaling a total area of 2.44ha, all of book 02, page 01, of this real estate registry. On the property that is the subject matter of this title record, a residential masonry building has been built with the following rooms: 02 bedrooms, 02 bathrooms, 01 porch, 01 circulation area, one (01) suite, one (01) living room, one (01) kitchen. 01 laundry, totaling a built area of eighty-two square meters and eighty-nine square centimeters (82,88rna), equivalent to the property of this registration to R$ 20,587,16. Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010.

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. INTO FIBRIA CELULOSE S.A.

Exhibit 10.6.

Accounting Valuation Report of the Net Equity of Fibria-MS Celulose Sul Mato-Grossense Ltda.

Fibria-MS Celulose Sul

Mato-Grossense Ltda.

Report on the net book equity value

based on the accounting records

at September 30, 2017

(A free translation of the original in Portuguese)

Report on the net book equity value based on the accounting records

To the Quotaholders and Management

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Information on the audit firm

1                                        PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated August 23, 2017, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 142.449, at October 25, 2017, represented by its undersigned partner, Mr. Luciano Jorge Moreira Sampaio Junior, Brazilian, married, accountant, holder of Identity Card No. 03300322-71, enrolled in the Individual Taxpayers Register (CPF) under No. 633.026.755-34 and the Regional Accounting Council of the State of Bahia under No. 1BA018245/O-1 “S” SP, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda. (the “Company”) to proceed with the report of the net book equity value at September 30, 2017, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below.

The objective of the report

2                                        The objective of the report of the net book equity value at September 30, 2017 of Fibria-MS Celulose Sul Mato-Grossense Ltda. is its merger into Fibria Celulose S.A. on December 31, 2017.

Management’s responsibility for the accounting information

3                                        Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, www.pwc.com/br

Scope of the work and responsibility of the independent auditors

4                                        Our responsibility is to express a conclusion on the net book equity value of the Company at September 30, 2017, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON) and approved by the Brazilian Federal Accounting Council through CTA 20/2014 (R1), which establishes that audit review procedures be applied to the balance sheet. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement.

5                                        An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the quotaholders’ equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6                                        Based on the work performed, we conclude that the amount of R$ 6,825,224,608.86, according to the balance sheet at September 30, 2017, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of the Company, according to accounting practices adopted in Brazil.

São Paulo, November 3, 2017

PricewaterhouseCoopers	Luciano Jorge Moreira Sampaio Junior
Auditores Independentes	Contador CRC 1BA018245/O-1 “S” SP
CRC 2SP000160/O-5

Attachment I to report on the net book equity value

based on the accounting records
issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Balance sheet	(A free translation of the original in Portuguese)
at September 30, 2017

Brazilian Reais
Assets

Current
Cash and cash equivalents	25,965,638.37
Marketable securities	786,896,009.34
Derivative financial instruments	1,064,091.61
Trade accounts receivable, net	946,824,911.91
Inventory	482,711,658.60
Recoverable taxes	6,748,478.69
Other assets	60,052,081.74

2,310,262,870.26

Non-current
Derivative financial instruments	28,697,022.98
Recoverable taxes	322,117,499.19
Advances to suppliers	200,923,707.93
Other assets	15,553,593.39

Biological assets	1,792,247,913.45
Property, plant and equipment	8,544,126,841.38
Intangible assets	15,165,394.20

10,918,831,972.52

Total assets	13,229,094,842.78

Liabilities and Quotaholders’ equity

Current
Loans and financing	123,538,963.20
Trade payables	1,100,350,824.60
Payroll, profit sharing and related charges	59,483,026.98
Taxes payable	21,834,782.34
Relates parties	959,247,738.66
Other payables	45,866,322.52

2,310,321,658.30

Non-current
Loans and financing	3,488,602,616.99
Deferred taxes	433,605,270.14
Provision for legal proceeds, net	52,535,896.77
Other payables	118,804,791.72

4,093,548,575.62

Total liabilities	6,403,870,233.92

Quotaholders’ equity
Share capital	6,279,239,884.00
Retained earnings	545,984,724.86

6,825,224,608.86

Total liabilities and quotaholders’ equity	13,229,094,842.78

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Fibria-MS Celulose Sul Mato-Grossense Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated November 3, 2017.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

1                                        Basis of preparation and summary of significant accounting policies

The balance sheet at September 30, 2017 was prepared with the objective of report of the net book equity value at September 30, 2017 of the Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Company” or “Fibria-MS”) to be used in the merger into Fibria Celulose S.A. on December 31, 2017.

The balance sheet at September 30, 2017 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC).

The preparation of this balance sheet requires the use of certain critical accounting estimates and also requires management to exercise its judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity, as well as areas where assumptions and estimates are significant to the balance sheet are disclosed in Note 2.

The main accounting policies applied in the preparation of this balance sheet are presented below.

1.1                              Segregation of assets and liabilities between current and non-current

Current assets or liabilities are those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

1.2                              Foreign currency translation

(a)                                Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian Real.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

2.4                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.5                              Financial assets

2.5.1                    Classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired.

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if the Company has transferred substantially all risks and rewards of ownership.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise the financial assets held for trading and the derivative financial instruments, including embedded derivatives and are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit or loss. Changes in fair value are recognized in the profit or loss, depending of the results obtained, for non-derivative instruments and for derivative instruments.

(b)                                Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, comprise the trade account receivables, related parties receivables and cash and cash equivalents and are carried at amortized cost using the effective interest method.

2.5.2                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

2.5.3                    Impairment of financial assets Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             where the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•             the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the statement of profit or loss.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit or loss.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

2.6                              Derivative financial instruments

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the statement of profit or loss.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

2.7                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business, less a provision for impairment, if necessary.

The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment, our Treasury Department examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment. The recognition and reversal of a provision for trade receivables is recorded in the statement of profit or loss.

2.8                              Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory. Imports in transit are stated at the accumulated cost of each import.

The net realizable value is the estimated sales price in the normal course of business, less selling expenses.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

2.9                              Current and deferred income tax

Taxes on income comprise current and deferred tax. Tax is recognized in the statement of profit or loss.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized, based on projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, may change.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and the intention to compensate them when calculating current taxes.

2.10                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Land is not depreciated. Annual depreciation rates are described below:

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized in the statement of profit or loss.

2.11                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

2.12                       Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value of the biological assets is estimated by Company’s management and the counter entry of the valuation is recorded in the profit or loss.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

2.13                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.14                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the  invoiced amount.

2.15                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method.

2.16                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods. Contributions represent net costs and are recorded in the statement of profit or loss in the period in which they are due.

(b)                                Profit-sharing and bonus plans

The provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the statement of profit or loss.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

2.17                       Contingent assets and liabilities

Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as possible or remote losses are not accrued.

2.18                       Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate and recorded in the statement of profit or loss. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the statement of profit or loss.

2.20                       Dividend distribution

Dividend distribution to the Company’s Quotaholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in Quotaholders’ equity as “Additional dividends proposed” until approval by the Quotaholders at the general meeting.

The tax benefit of interest on Quotaholders’ equity is recognized in statement of profit or loss.

2                                        Critical accounting estimates and assumptions

The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

(a)                                Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If the Company operates at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized.

(b)                                Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria-MS uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company.

(c)                                 Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets.

The Company reviewed the assumptions used in the calculating of the fair value of biological assets and concluded as appropriate changing, from 2016, the assumption called “actual planted area”, so that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates of their fair value. The purpose of this change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology to the Company’s forest management, which considers continuous forest inventories with the purpose of estimate the volume of timber stock or future production projections, represented by the average annual growth (“IMA”), from the third year of planting.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is now supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

Attachment II to report on the net book equity value

based on the accounting records

issued on November 3, 2017

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Notes to the balance sheet
at September 30, 2017	(A free translation of the original in Portuguese)
All amounts in reais unless otherwise stated

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows:

Assumptions used	Impact on fair value of the biological assets
Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

(d)                                Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed.

(e)                                 Review of the useful lives and recoverability of property, plant and equipment

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount.

(f)                                  Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment.

*          *          *

Attachment III to report on the net book equity value

based on the accounting records

issued on November 3, 2017

1.              SÃO MARCOS FARM — Title Record: 481

A TRACT OF LAND named SÃO MARCOS FARM, located in this city of Água Clara, State of Mato Grosso do Sul, with a surface area of five thousand, and nine hundred and seventy hectares, one thousand, seven hundred and fifty square meters (5,970ha.1,750m²), totaling a perimeter of forty-four thousand, seventy-eight meters and nine centimeters (44,078.09m), containing the following improvements: a brick, tile-roofed main house; several brick, tile-roofed houses for employees, a tile-roofed masonry garage; a mechanic workshop building; a storeroom for storage; several warehouses for storage; a stable with several partitions, with trunk for cattle containment; artificial pasture with panicum maximum grass and brachiaria, all of them surrounded by barbed and plain wire, with several pasture divisions, in accordance with coordinates georeferenced to the Brazilian Geodesic System. The property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912034.789720-3, AT.: 6,018.5000ha, MR.: 40.0000, NMR.: 92.70, MF.: 35.0000ha, NMF.: 111.95, FMP 2.0000ha, Name: São Marcos Farm, Location: Estrada 3 Lagoas to Arapuã, KM 80, right 2, on behalf of Amoracyr José Costa, Brazilian, CCIR 2003/2004/2005. NIRF 2.464.122-7. The property is certified under law 10.267 of August 28, 2001 and Decree 4.449 of October 30, 2002. The area of the property under this title record was demarcated, and such demarcation is the subject of certification number 160610000083-88 of the INCRA, dated October 27, 2006, executed by Mr. YODI NAKAMURA, Land Surveyor Engineer, enrolled with the Regional Council of Engineers and Architects (CREA) under No. 4980/D-MS, with Accreditation Code with the INCRA-ABT, Service Order SR-16 (MS), G/No. 110/2003 of December 11, 2003, certifying that the polygon relating to the specifications/map of the property described above did not overly until then any other polygon contained in the georeferenced record and that its execution was carried out in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties, approved by the INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003. Previous title, title record 480 of Book 2 — General Register, dated January 5, 2007 of this Registry. The property was purchased by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with head offices at Rodovia MS 395, Km 20, Horto Barra do Moeda, rural zone, in the City of Três Lagoas, State of Mato Grosso do Sul, from ELVIRA COSTA, by means of the Public Deed of Purchase and Sale drawn up on the 21st Notary Office of São Paulo, State of São Paulo, on book 3028, page 295/306, on May 14, 2007. AMOUNT: nineteen million, two hundred and forty-two thousand, one hundred and forty-eight Reais and seventy-six cents (R$19,242,148.76) in cash, of the assignor. VALUATION: R$19,242,148.76, Property Transfer Tax (ITBI) paid by means of payment slip number 038/2007. Corporate Name VCP CELULOSE Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 21, 2011. The Property is registered with the INCRA under No. 912.026.011.266-8 relating to fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 8667357-2.

2.              BOA ESPERANÇA FARM

2.1.         BOA ESPERANÇA FARM — Title Record: 12380

A tract of land with an area of (seventy-one hectares, eighty-two ares and forty-six centiares (71.82.46 hectares), located in the property Córrego do Campo, in this city and judicial district, named Boa Esperança Farm, within the following limits and boundaries:- “It starts at a marker on the left margin of Córrego do Campo and next to another tract of land owned by Gumercindo de Seta; it continues along the border of said tract of land towards NE 42° 37’ for a distance of 860.00 meters; it continues along the border of the right-of-way of Ferronorte towards SE 58° 30’ for a distance of 1,341.60 meters; it continues along the border of the tract of land of Ferronorte towards SW 36° 54’ for a distance of 400.55 meters, until a marker on the left margin of Córrego do Campo; it continues through the shaft of the aforementioned stream until it meets the marker where this description started. Previous title, title record No. 6.248 of December 20, 1991, book No. 2, of this Registry. INCRA — CCIR 1998/1999 — Registered under No. 909017.011070-8, with an area of 242.4 ha, tax module: 40.0 ha, minimum parcel fraction: 3.0 has, located at estrada Aparecida to Lagoinha, km 01, named Nova Esperança Farm, and registered with the Federal Revenue Office under No. 05305543. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001 -07, State Registration Number (NIRE) 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of three million Reais (R$3,000,000.00), duly settled in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 402/2016 on the valuation amount of R$3,000,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2016, and registered with the Federal Revenue Office under NIRF No. 8794713-7.

2.2.         BOA ESPERANÇA FARM — Title Record: 7923

A tract of land with an area of five hectares, forty-seven ares and seventy-eight centiares (05.47.78 hectares), located on the Property Córrego do Campo, in this city and judicial district, with the following description: — “The initial point of this description is located at the point of Córrego do Campo, aligned with the border fender of the property of Ennio Tozzi, coordinates N-2022663.117 and E-488004.470. Starting at this point, it continues along the aforementioned stream for approximately 175 meters, up to point 4, coordinates N-2022787.155 and E-487883.433. Then it deflects to the right and continues along the border of Ennio Tozzi with azimuth 18°29’18” and distance of 400.55 meters, where it reaches the border fence of the railway right-of-way, left side of the axis. At this point, it deflects to the right and continues along the railway fence for approximately 178 meters, up to coordinates N-2022978.633 and E-488314.188. At this point, it deflects to the right and continues along the border of Ennio Tozzi with azimuth 198°28’07” and distance of 442.13 meters, where it reaches the initial point and encloses an area of 5.47.78 ha. The aforementioned azimuths are referenced to the true north. Previous title, title record 1.924, book No. 2 of this Registry. INCRA — Property Code: 909017.004960.0; area: 7.2 ha; minimum parcel fraction: 3.0 ha. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001-07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five hundred thousand Reais (R$500,000.00), duly settled, in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 399/2016 on the valuation amount of R$500,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

2.3.         BOA ESPERANÇA FARM — Title Record: 7355

A tract of land with an area of thirty-four hectares, thirteen ares and eighty-four centiares (34.13.84 hectares), located on the property Córrego do Campo, in this city and judicial district, within the following limits and boundaries: — “It starts at a marker on the left margin of Córrego do Campo and on the margin of the former Boiadeira, along the border of Edilson Alves de Lima; it continues along the margin of Boiadeira towards NE 21°45’ for a distance of 923.00 meters until the margin of Ferronorte railway. It continues along the border of the railway with the following directions and distances: SE 54º15’ and 336.70 meters; SE 55°18’ and 126.60 meters; SE 58°13’ and 93 meters; it continues along the border of the tract of land of Ennio Tozzi towards SW 42°37’ for a distance of 860.00 meters until a marker on the left margin of Córrego do Campo; at this point it continues through the shaft of the aforementioned stream, until it meets the marker on the margin of the former Boiadeira, where this description started. Previous title, title record 6475, book No. 2 of this Registry. INCRA — Property code (blank); total area: 86.8 ha; tax module: 40.0; No. of tax modules: 1.99. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001-07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidêncio Ramos, 302, Tower 8, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five two million Reais (R$2,000,000.00), duly settled, in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 400/2016 on the valuation amount of R$2,000,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

2.4.         BOA ESPERANÇA FARM — Title Record: 12381

A tract of land with an area of nine hectares and twenty ares (09.20.00 hectares), located on the property Córrego do Campo, in this city and judicial district, named Boa Esperança Farm, within the following limits and boundaries: — “It starts at a marker on the left margin of Córrego do Campo along the border of the tract of land of Ferronorte; it continues along the border of said tract of land towards NE 36° 58’ for a distance of 442.13 meters; it continues along the border of Ferronorte right-of-way towards SE 76° 05’ for a distance of 206.40 meters; it continues along the margin of road BR 158 towards SW 36° 58’ for a distance of 377.00 meters; it continues along the margin of the road towards SW 51° 44’ for a distance of 160.00 meters until a marker on the left margin of Córrego do Campo; it continues through the shaft of the above stream until it meets the marker where this description started”. Previous title, title record No. 6.248 of December 20, 1991, book No. 2. INCRA — CCIR 1998/1999 — Registered under No. 909017.011070-8, with an area of 242.4 ha, tax module: 40.0 ha; minimum parcel fraction: 3.0 ha, located at estrada Aparecida to Lagoinha, km 01, named Nova Esperança Farm, and registered with the Federal Revenue Office under No. 05305543. Purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001 -07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five hundred thousand Reais (R$500,000.00), duly settled in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 401/2016 on the valuation amount of R$500,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

3.              CRISTO REDENTOR FARM — Title Record: 6412

RURAL PROPERTY named CRISTO REDENTOR FARM, with an area of 1,089.8161 hectares, perimeter: 15,056.61m, located in this city and judicial district of Brasilândia, State of Mato Grosso do

Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. The property under this title record was certified in accordance with approval of the INCRA under Certificate No. 160509000049-28 dated September 28, 2005, proceeding No. 54290001360/2004-71, which indicates the certified area of 1,089.8161 ha, INCRA code 9120260036031, that the polygon relating to the specifications/layout of the property Cristo Redentor Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003. Previous title, title record 555, entry 01 of this real estate registry. The property was purchased by TOLSTOI EMPREENDIMENTOS AGRÍCOLAS LTDA., a limited business company with head offices at Rodovia SP 340, Km 171, part, in the city and judicial district of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ/MF under No. 04.099.686/0001-70, NIRE 35.216.567.652. Tolstoi Empreendimentos Agrícolas Ltda. was merged into CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, on July 14, 2006, and the property became the subject of this title record, in the amount of R$4,000,525.07. The Corporate Name CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA. changed to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on April 8, 2009. The Corporate Name VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 26, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

4.              GUARÁ SUIÁ FARM — Title Record: 8945

RURAL PROPERTY named “GUARÁ-SUIÁ FARM”, with an area of 4,257.1334 hectares, perimeter: 29,122.46m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. North: To part of the land of Tereré Farm of Volney Waldivil Maia and Rio Verde Farm of Vimaal Agropecuária Ltda., and part of the waters of an Unnamed Stream; East: To part of the waters of Ribeirão do Meio; South: To part of the waters of Córrego Travesso; West: To part of the land of J & B Farm of Gilberto Silva Barreto Júnior, São Pedro Farm of Georgeta Maria Junqueira Franco Zampiere and Toriba Farm of Agropecuária Gerivá S.A. Property certified in accordance with approval of the INCRA under Certificate No. 160704000052-53 dated April 12, 2007, proceeding No. 54290.000100/2005-60, which indicates a certified area of 4,257.1334 ha, INCRA code 912.026.011.223-4, that the polygon that defines the limits of the rural property Guará Suiá Farm do not overlay any other polygon contained in the INCRA georeferenced record, that its execution was carried out in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties, approved by the INCRA by means of Ordinance INCRA/P/No. 1101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Cleiton Gomes Barbosa, enrolled with the INCRA under code ACD, Technical Liability Annotation (ART) No. 000042E Regional Council of Engineers and Architects/ Mato Grosso do Sul Chapter (CREA-MS). CCIR-2006/2007/2008/2009, which indicates property code 912.026.011.223-4, total area 4,257.1334 ha, Rural module 10.0161, No. of Rural Modules 286.09, tax module 35.0000, No. of Tax modules 121.6323, FMP 2.0000, registered area 4,971.2300 ha, measured area 4,257.1334 ha, land classification: large producing property, Guará Suiá Farm. Previous Title, title record 2039, book 02, entry 01, of this real estate registry. The Property was purchased by Agropecuária Guará Suiá Ltda., which sold the area to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF, under No. 36.785.418/0001-07, with head offices in the Capital City of the State of São Paulo, at Rua Fidêncio Ramos, 302, Tower B, 3rd Floor, Suite 32, District Vila Olímpia, in accordance with the 58th amendment to and restatement of the articles of association filed with the Commercial Registry of the State of São Paulo — JUCESP under No.

493.615/14-7, identified through NIRE 35.225.356.634, for a price of R$13,545,325.92, under the certificate issued on August 20, 2015 relating to the Public Deed of Purchase and Sale drawn up on book 0560, page 043, on July 18, 2005, by the 2nd Notary Office and Protest Office of Deeds and Notes of the judicial district of Mogi Guaçu, State of São Paulo, and Public Deed of Re-Ratification drawn up on book 262, pages 068/069/070/071, on July 22, 2015, by the 3rd Notary and Protest Office of the judicial district of Três Lagoas, State of Mato Grosso do Sul. Property Transfer Tax paid in the amount of R$270,906.66 by means of DAM No. 00615849, on August 9, 2005, in accordance with the property valuation in the amount of R$13,545,325.92 set forth in the ITBI Information Payment Slip No. 048/005 issued by the Municipality of Brasilândia, State of Mato Grosso do Sul. The Property is registered with the INCRA under No. 912.026.011.223-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8666650-9.

5.              VALE DO GERIVÁ FARM — Title Record: 6456

RURAL PROPERTY named “VALE DO GERIVÁ FARM”, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, with an area of 2,114.3457 hectares, in accordance with coordinates georeferenced to Brazilian Geodesic System. The property under this title record was certified in accordance with approval of the INCRA under Certificate No. 160602000048-33 dated February 24, 2006, proceeding No. 54290.000694/2005-17, which indicates the certified area of 2,114.3457 ha, INCRA code 912.026.789.410-6, that the polygon relating to the specifications/layout of the property Vale do Gerivá Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Dejamiro da Silva Sobrinho, enrolled with the INCRA under code AD5, ART No. 000712 CREA/MS; Letters of consent of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 9120267804106, total area 2,182.8000 ha, rural module 38.9640, No. of rural modules 45.37, tax module 35.0000, No. of tax modules 62.36, FMP 2.0000, registered area 2,182.8000 ha, land classification: large producing property, Vale do Geriva Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous title, title record No. 0237, book 02, entry 01, of this real estate registry. The property was purchased by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, established in the City of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS. 395, Km 20, Horto Barra do Moeda, rural zone, in accordance with the deed of purchase and sale drawn up on pages 365/375, Book No. 3037, on July 2, 2007, for a price of SIX MILLION, EIGHT HUNDRED AND FOURTEEN THOUSAND, EIGHT HUNDRED AND THIRTY-TWO REAIS AND NINETY-NINE CENTS (R$6,814,832.99). This purchase and sale was agreed upon with the AD MENSURAM Clause. Property Transfer Tax paid in the amount of R$136,296.99, by means of payment slip No. 229312007, in accordance with the property valuation in the amount of R$6,814,832.99, in accordance with ITBI Payment Slip No. 053/2007 issued by the Municipality of Brasilândia, State of Mato Grosso do Sul. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 26, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8493115-9.

6.              PARAÍSO FARM — Title Record: 7424

RURAL PROPERTY named “PARAÍSO FARM”, with an area of 1,181.2180 hectares, Perimeter: 17,122.067m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Property certified in accordance with approval of the INCRA under Certificate No. 160712000031-90 dated December 19, 2007, proceeding No. 54290.003841/2007-64, which indicates the certified area of 21,181.2180 ha, INCRA code 9120260035906, that the polygon relating to the specifications/layout of the property Paraíso Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Fábio Figueiredo dos Santos, enrolled with the INCRA under code AGH, ART No. 932857 CREA/MS; letters of consents of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 9120260035906, total area 1,210.0000 ha, rural module 40.0000, No. of rural modules 23.00, tax module 35.0000, No. of tax modules 34.57, FMP 2.0000, registered area 1,210.0000 ha, land classification: large producing property, Paraíso Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous title, title record 1.171, book 02, entry 01, of this real estate registry. The property was purchased by VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., with head offices in the City of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the CNPJ/MF under No. 36.785.418/0001-07, for a price of FOUR MILLION, NINE HUNDRED AND TWO THOUSAND, ONE HUNDRED AND SEVENTY-TWO REAIS AND FIFTY CENTS (R$4,902,172.50), in accordance with the Public Deed of Purchase and Sale drawn up on book 186, pages 187/188/189, on February 21, 2008, by the 3rd Notary and Protest Office of the judicial district of Três Lagoas, State of Mato Grosso do Sul. Property Transfer Tax paid in the amount of R$98,043.45, on May 28, 2008, by means of payment slip No. 1465/2008, in accordance with the property valuation in the amount of R$4,902,172.50, in accordance with ITBI Payment Slip No. 058/2008 issued on May 21, 2008 by the local Municipality. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on December 8, 2010. Mortgage under R.11 in favor of FINANCIADORA DE ESTUDOS E PROJETOS — FINEP, in the amount of R$4,825,963.00. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

7.              BOM JESUS FARM — Title Record: 7462

RURAL PROPERTY named “BOM JESUS FARM”, with an area of 1,414.4168 hectares, Perimeter: 15,740.56m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Property certified in accordance with approval of the INCRA under Certificate No. 160804000018-32 dated April 7, 2008, Proceeding No. 54290.001358/2004-01, which indicates the certified area of 1,414.4168 ha, INCRA code 9120260108717, that the polygon relating to the specifications/layout of the property Bom Jesus Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Dejamiro da Silva Sobrinho, enrolled with the INCRA under code AD5, ART No. 11004434 CREA/MS; letters of consents of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 912.026.010.871-7, total area 1,414.4168 ha, rural module 40.0011, No. of rural modules 28.10, tax module 35.0, No. of tax modules 40.4119, FMP 2.0000, registered area 1,386.6600 ha, land classification: large producing property, Bom Jesus Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous titles, title record 0822 and title record 3.577, both of them on book 02, entries 01, of this real estate registry. The property was purchased by means of the Public Deed of Purchase and Sale drawn up on book 52, pages 160/162, on June 17, 2008, by the 1st Notary Office and Civil Registry of Natural Persons of this city and judicial district of Brasilândia, State of Mato Grosso do Sul, by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., with head offices in the city of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the CNPJ/MF under No. 36.785.418/0001-07, for a price of SIX MILLION, SEVEN HUNDRED AND TWENTY-ONE THOUSAND, FOUR HUNDRED AND SEVEN REAIS AND SIXTY-FOUR CENTS (R$6,721,407.64). Property Transfer Tax paid in the amount of R$134,428.15 by means of Payment Slip No. 1942/2008, on June 17, 2008, in accordance with the property valuation in the amount of R$6,721,407.64, in accordance with ITBI Information Payment Slip No. 065/2008 issued on June 17, 2008 by the local Municipality. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on December 8, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

8.              HORTO RIO VERDE B — Title Record: 4239

Rural Property named HORTO RIO VERDE B, with a total area of 10,572.8855 hectares or 4.368,96 “alqueires Paulista”, located in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Certification on CCIR-1996/1997, which indicates property code 912026.0011266-8, total area 11,346.9 ha; rural module 54.4; No. of rural modules 168.50; tax module 35; No. of tax modules 324.19; FMP 3.0; possession area 0.0 ha. Previous titles in accordance with Title Record 4229 (area of 311,30.55 ha), 4230 (area of 242.00 ha), 4231 (area of 121.00 ha), 4232 (area of 832.48 ha), 4233 (6,649.04.00 ha), 4234 (area of 242.00 ha), 4235 (area of 600.00 ha), 4236 (area of 81,80.00 ha) and 4237 (area of 726.00 ha), all of them registered on book 02 of the Real Estate Registry of the Judicial District of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL RIO VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1.622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the General Taxpayers Register of the Ministry of Finance (CGC/MF) under No. 46.837.8521/0001-39, associated with the majority shareholder TRÊS LAGOAS AGROFLORESTAL LTDA. on June 26, 1992. Right of way in favor of TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA — BRASIL S.A, enrolled with the CGC/MF under No. 01.891.441/0001-93, with an affected area of 64,578.20m². The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8. The property was acquired by incorporation for the amount of CR$ 176,032,774.12 on June 26, 1991.

9.              GAMALEIRA FARM — Title Record: 4238

Rural Property with an area of seven hundred and seventy-three hectares and ninety-one ares (773.91.00 ha), or 319.79 “alqueires paulistas”, located in Gameleira Farm, in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, described as follows: “It starts in the thalweg of Ribeirão do Sapê in the beginning of the Road of access to the city of Três Lagoas, State of Mato Grosso do Sul, along the border, at this point, of the land of Mendes Caldeira, the materialized point of which is characterized by a hardwood marker, referred to herein as marker I, towards 28° 30’ NE for a distance of 3,570.00 m, then it continues to marker II towards 39° 23’ SE for a distance of 3,750.00 m, then it continues to marker III which is established on the slope of the left margin of Ribeirão do Sapê; from marker III, the border characterized and physically constituted by the thalweg of the stream continues towards upstream marker I, which is the start and end of this description which characterized the property that encloses an area of 773.91 ha or 319.70 “alqueires” and which has the following boundaries: from marker I to marker II it adjoins the Road of access to the city of Três Lagoas, from marker II to marker III, the land of Supermercados Lides do Carrão Ltda., from marker III to marker I the land of Mendes Caldeira.

Previous titles, title record 0454, book 02, page 01 of the Real Estate Registry of the city of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL RIO VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1.622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CGC/MF under No. 46.837.8521/0001-39, merged into CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., with head offices at Rodovia MS 395, Km 20, Horto Barra do Moeda, rural zone of the city of Três Lagoas, State of Mato Grosso Do Sul, with its Articles of Association filed and registered under No. 54 2 0044080 7, in session of July 5, 1991, and 15th and latest amendment to the articles of association filed and registered under No. 54137149 in session of July 4, 2003 with the Commercial Registry of the State of Mato Grosso do Sul (JUCEMS), enrolled with the CNPJ No. 36.785.418/0001-07, in the amount of SIXTY-SIX THOUSAND, THREE HUNDRED AND FIFTY-ONE REAIS AND EIGHTY-FIVE CENTS (R$66,351.85) on January 26, 2004. Change of the corporate name of Chamflora — Três Lagoas Agroflorestal Ltda. to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 20, 2009. Change of the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. on April 12, 2010. The Property is registered with the INCRA under No. 000.043.065.013-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

10.       HORTO RIO VERDE B GLEBA PRIMAVERA — Title Record: 4224

A Rural Property named “HORTO RIO VERDE B GLEBA PRIMAVERA”, with a total area of 3,146.00 hectares or 1,300.00 “alqueires paulistas”, located in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, with the following description: It starts on marker M-one (01), on the left margin of Ribeirão do Sapé in the confluence of Córrego da Cabeceira Limpa, the materialized point of which is characterized by a Hardwood marker referred to herein as marker No. 1, in accordance with title record No. 3.215 and title record No. 3.216. From this marker it continues through the thalweg of Ribeirão do Sapé up to marker M-two (02), identical do marker 2 on the left side of said Ribeirão do Sapé, in accordance with title record No. 3.215 and marker No. 1 of title record No. 3.216. From this marker it continues along the riverbed of Ribeirão do Sapé on an ascendant direction, passing through the estuary of Córrego Cabeceira Comprida, a tributary of its left margin, on the border of Ricardo Rezende Barbosa, running a distance of 3,200.00 meters up to marker M-three (03), like a non-numbered marker on the left side of the aforementioned Ribeirão do Sapé, in accordance with title record No. 3.206. From this marker, it continues towards NW for a distance of 4,150.00 meters, reaching marker M-four (04), on the road between Brasilândia and the District of Arapuá. From this marker, it continues towards NE on the border of the land of Agroflorestal Rio Verde Ltda., successor of Luiz Fiusa Lima, Armando Navarro Moreira Sampaio and Guido César Rando, for a distance of 4,200.00 meters up to marker M-five (05) identical to marker No. 3 of title record No. 3.215. From this marker, it deflects to the right towards 69° 30’ NE along the border of the State Road that connects Brasilândia and the district of Arapuá for a distance of 2,429.00 meters up to marker M-six (06), identical to marker No. 4 in accordance with title record No. 3.215, identical to marker II of title record No. 3.216. From this marker, it continues along the same border above towards 69° 30’ NE for a distance of 441.00 meters until it reaches marker M-seven (07), identical to marker No. III of title record 3.216. From this marker, it deflects to the right along the border of Agroflorestal Rio Verde Ltda., successor of Luiz Fiúza Lima et al, and continues toward 30° 00’ SE for a distance of 5,492.00 meters until it reaches marker M-08 (eight), identical to marker No. IV of title record No. 3.216 on the right side of Ribeirão do Sapé. From this marker, it continues through the thalweg of the aforementioned Ribeirão do Sapé up to marker M-one (01), the start and end point of this description. Specifications prepared and signed by Cartographer Engineer Denílson de Jesus CREA 240210-D/SP, Initials MS 9361, CCIR-1996/1997, indicating property code 912050.004936.5, total area 3,146,0 ha; rural module 55.8; No. of rural modules 44.43; tax module 35; No. of tax modules 89.88; FMP 3.0; possession area 0.0 ha. Previous titles, title record 3.206 (area of

1,694,00,00 hectares or 700.00 “alqueires paulistas”), Title Record 3.215 (area of 1,210,00,00 hectares or 500 “alqueires paulistas”) and Title Record 3.216 (area of 242,00,00 hectares or 10 “alqueires paulistas”), all of them on book 2, entry 1, of the judicial district of Brasilândia, State of Mato Grosso do Sul. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at Rodovia SP-340, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at Rodovia SP 340, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$4,600,821.48. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

11.       HORTO RIO VERDE B GLEMA BARREIRO — Title Record: 4174

RURAL PROPERTY with an area of 2,910.4530 ha or 1,202.67 “alqueires paulistas”, named HORTO RIO VERDE “B” GLEBA BARBEIRO, located in the city and judicial district of Brasilândia, State of Mato Grosso do Sul, with the following description: It starts on marker M-one (01) identical to marker M-P1, on the right margin of Rio Verde and close to the Ferryboat that serves the road Três Lagoas to Arapuá (ferryboat TL-03) in accordance with title record No. 3.164. From this marker it continues on the margin of the aforementioned Rio Verde, in different directions and distances which, for purposes of lashing of the next marker, was found 54°30’ NW and a distance of 2950.00 meters, reaching at marker M-two (02) identical marker MP-2 of title record No. 3.164, identical to marker MP-1 of title record No. 3.165. From this marker, it continues in different directions and distances along the margin of aforementioned Rio Verde and crossing the bar of Córrego Lajeado, with 245.00 meters from MP-1 as well as the bar of Córrego Bom que Dói with 2,250.00 meters and 42°15 NW of line resulting in departure from MP-1, and then it enters the path around a riparian forest that is 700.00 meters long and 150.00 meters wide, serving the property as native Reserve, to lash Lagoa da Mutuca (on reverse topographic profiling), one resulting from 2,190.00 meters and 43°00’SE totalizing 5,387.00 meters up to marker M-three (03), identical to marker MP-2 on the right margin of Rio Verde, next to a fence on the border of the land of Paulo Mendonça, in accordance with title record No. 3.165 identical to marker “F”, in accordance with title record No. 3.166. From this marker, it continues along the margin of Rio Verde above up to marker M-four (04), identical to marker No. 33 by the waters of the aforementioned Rio Verde, in accordance with title record No. 3.166. From this marker, it continues along the fence on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, which was the successor of Wilson Felizari, up to marker M-five (05), identical to marker No. 28 in accordance with title record No. 3.166. From this marker, it continues along the border of the land of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in the following directions and distances: 00°03’SE — 1,068.00 meters marker M-six (06), 01º00’ SE — 477.00 meters marker M-seven (07), 03°00’SW — 711.00 meters marker M-eight (08), 24°34’SW — 51.00 meters marker M-nine (09), 40°55” SW — 659.00 meters, marker M-ten (10) identical to marker No. 16 in accordance with title record No. 3.166. of this marker, it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A. Agropecuária e Florestal, in the following magnetic directions and distances: 47°28’30”SE — 960.00 meters marker M-eleven (11) identical to marker No. 15 of title record No. 3.166, 47°28’30”SE — 585.00 meters marker M-twelve (12) identical to marker M-P8 of title record No. 3.164, identical to marker No. 14 of title record No. 3.166, 47°28’30”SE — 403.00 meters, marker M-thirteen (13) identical to marker No. 13 of title record No. 3.166; 47°28’30”SE — 340.00 meters marker M-fourteen (14), identical to marker No. 12 of title record No. 3.166. From this marker, it goes down the thalweg of Córrego Bom que Dói, up to marker M-fourteen A (14A), which is identical to marker No. 5 of title record No. 9.541. From this marker, it continues along the border of the land of Agroflorestal Rio Verde Ltda., in accordance with title record No. 9.541, in the following directions and distances: 45°25’ NW — 1,862.00 meters marker M-fourteen B (14B), identical to marker No. 4; 08°00’NE — 1,700.50 meters marker M-fourteen C (14C), identical to marker No. 3; 61°30’SE — 1,912.50 meters marker M-fourteen D (14D), identical to marker No. 2; 44°20’SW — 1,593.50 meters marker M-fourteen E (14E), identical to marker No. 1; 40°00’SE — 1,001.00 meters marker M-fourteen F (14F), identical to marker No. 0, placed on the left side of Córrego Bom que Dói. From this marker, it goes up through the shaft of the aforementioned stream towards 45°00’SW, for a distance of 200.00 meters up to marker M-fourteen A (14-A). From this marker, it does up through the thalweg of Córrego Bom que Dói, and reaches at marker M-fourteen (14) again. From this marker, it continues towards 47°28’30”SE, for a distance of 1,113.00 meters, reaching marker M-fifteen (15), identical to No. 11 of title record 3.166. From this marker, it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S/A Comércio e Importação, up to marker M-sixteen (16), identical to marker No. 11 of title record No. 3.165. From this marker, it continues towards 40°00’NE for a distance of 1,620.00 meters, up to marker M-seventeen (17) identical to marker MP-12 on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in accordance with title record No. 3.165. From this marker, it deflects to the right towards 74°00’SE and continues for a distance of 1,400.00 meters, reaching to marker M-eighteen (18), identical to marker MP-13 also placed on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in accordance with title record No. 3.165, identical to Marker MP-10 in accordance with title record No. 3.164. From this marker, it deflects to the right in the magnetic direction of 74°30’SE for a distance of 150.00 meters up to marker M-nineteen (19) identical to marker MP-14 of title record No. 3.165, identical to marker MP-3 of title record No. 3.164. From this marker it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, towards 70°46’SE for a distance of 2.122,70 meters, reaching to marker M-twenty (20) identical to marker MP-11 in accordance with title record No. 3.164. From this marker, it deflects to the left, in magnetic direction of 55°16’NE and continues for a distance of 464.10 meters until it reaches marker M-twenty-one (21) identical to marker MP-12 of title record No. 3.164. From this marker, it continues in the magnetic direction of 87°07’NE for a distance of 689.30 meters, reaching marker M-twenty-two (22), identical to marker MP-13 of title record No. 3.164. From this marker, it continues towards 86°52’N E for a distance of 435,00 metros, reaching marker M-one (01), which is the start and end point of this description. Specifications prepared and signed by Cartographer Engineer Denilson de Jesus, CREA 240210-D/SP, Initials MS 9361. Previous title record: title record 3.164 (remaining area of 350.8345 ha), Title Record 3.165 (area of 1,637.41.00 has), and Title Record 3.166 (area of 922,20.85 ha), all of them on book 02, entry 1, judicial district of Brasilândia, State of Mato Grosso do Sul. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at Rodovia SP-340, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at Rodovia SP 340, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$4,305,845.95. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. Perpetual Right of Way for construction of Bolivia-Brazil Gas Pipeline (GASBOL) on a 3,647.02 m wide range of land, with an affected area of 72,940.40 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. Perpetual Right of Way for construction of the Bolivia-Brazil Gas Pipeline BrasiI (GASBOL), on a 2,974.19 m wide range of land, with an affected area of 59,483.80 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. Perpetual Right of Way for construction of the Bolivia-Brazil Gas Pipeline BrasiI (GASBOL), on a 2,340.48 m wide range of land, with an affected area of 46,809.60 m(2), in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

12.       HORTO NOVA PALMITO — Title Record: 35000

PROPERTY Tract of rural land named HORTO NOVA PALMITO, located at Moeda Farm, former name of Extension of Nova Palmito, with a total area of two thousand and eighty-one hectares and twenty ares (2,081.20.00 ha), or 859.92 “alqueires paulistas”, in this city and judicial district, with the following description: “It starts at marker M-one (01), placed on the axis of a dam next to the border fence on the Headwater of Córrego do Ouro, along the border of Santa Rosa Ranch, and the land of Retiro do Ouro Ranch, owned by Mr. Gilberto Durval, where it continues along the fenced border in magnetic direction 34°44’38” SW for a distance of 1,435.00 meters, reaching marker M-two (02), placed by the border of said property of Gilberto Durval (Retiro do Ouro Ranch) and Barra do Moeda Farm, owned by Maria Lúcia de Abreu Sampaio Dória and this tract of land. From this marker, it continues along the border of said property of Maria Lúcia de Abreu Sampaio Dóris (Barra do Moeda Farm), in the following magnetic directions and distances: 34°44’38”SW 1,742.31 meters marker M-three (03), 65°35’39”SW 239.16 meters marker M-four (04), 29°08’27”SW 803.42 meters marker M-five (05), 01°43’20”SE 375,11 meters marker M-six (06), 30°50’27”SE 408.40 meters marker M-seven (07), 58°58’04”SW 703,33 meters marker M-eight (08); 42°50’30”NW 1,803.13 meters marker M-nine (09), 14°32’20”NW 1,826.02 meters reaching marker M-ten (10), placed by the border of the property of Maria Lúcia de Abreu Sampaio Dória (Barra do Moeda Farm), by Road MS-395 and this tract of land. West marker, it crosses said Road Rodovia MS-395 towards 14°32’20”NW for a distance of 76.72 meters reaching marker M-eleven (11), identical to marker No. 03 placed on the alignment of the margin of the State Road, from Três Lagoas to Brasilândia within the limit of 35.00 meters from its axis, in accordance with title record No. 22.212, from which it continues on the right along its alignment for a distance of 996.13 meters up to marker M-twelve (12), placed on the side of Road MS-395, where it adjoins the land of Mário Borges, successor of João Bravo Caldeira and his wife Iria Figueiredo Bravo Caldeira. From this marker, it continues along the border of said property of Mário Borges or successor, towards 10°56’ NW for a distance of 1,765.60 meters reaching marker M-thirteen (13), identical to marker No. 05 in accordance with title record No. 22.212, placed on the border of Mario Borges, Orestes Prata Tíbery Júnior and João Costa Moura, successors of João Bravo Caldeira and his wife Iria Figueiredo Bravo Caldeira. From this marker, it continues along the border of the property of the successors of João Caldeira and his wife, towards 85°16’SE for a distance of 935.00 meters, reaching marker M-fourteen (14), identical to marker No. 01 of title record No. 22.212, placed on the margin of a fence of the Municipal Road that connects the District of Arapuã and Road MS-395, along the border of the property of Orestes Preta Tibery Junior and João Costa Moura, the aforementioned successors of João Bravo Caldeira and his wife, Iria Figueiredo Bravo Caldeira. From this marker, it crosses the Municipal Road and continues along the border of the aforementioned property of Orestes Prata Tibery Júnior and João Costa Mouro, in the following directions and distances: 52°36’30”NE 4,180.80 meters marker M-fifteen (15), 40°41’54”SE 2,451.63 meters, reaching marker M-sixteen (16), placed on the margin of Road MS-395 along the border of the property of Orestes Prata Tibery Júnior and João Costa Moura and this tract of land. From this marker, it continues along the border of the aforementioned Road MS-395 in the direction from Três Lagoas to Brasilândia towards 65°00’32” SW for a distance of 136.68 meters, reaching marker M-seventeen (17), placed on its right margin. From this marker, it deflects to the left and crosses the Road towards 30°24’54” SE for a distance of 77.71 meters reaching marker M-eighteen (18), placed on the left side of the aforementioned Road Rodovia MS-395, along the border of Santa Rosa Ranch and this tract of land. From this marker, it continues along the border of the aforementioned Santa Rosa Ranch, in the following directions and distances: 30°24’54” SE 68,15 meters marker M-nineteen (19), 08°27’29”SE 132.26 meters marker M-twenty (20), 16°44’11”SW 134.77 meters marker M-twenty-one (21), 32°48’41”SW 182.74 meters reaching marker M-twenty-two (22). From this marker, the border continues along a fence built on the axis of a dam towards 10°33’48”SE for a distance of

244.34 meters, reaching marker M-one (01), the start and end point of this description. Previous Title, title record 22211 and 22212, Book 2, page 1, judicial district of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CGC/MF under No. 46.837.8521/0001-39. it was merged into CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., with head offices at Road MS 395, Km 20, Horto Barra do Moeda, rural zone of the city of Três Lagoas, State of Mato Grosso do Sul, on July 4, 2003, and became the property set forth in this title record, in the amount of R$1,678,765.15. Change of the corporate name of Chamflora — Três Lagoas Agroflorestal Ltda. to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 20, 2009. Change of the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. on April 12, 2010. The Property is registered with the INCRA under No. 912.034.024.180-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264690-0.

13.       PART — ESPERANÇA FARM — 1 ALQUEIRE — Title Record: 43072

Property: a tract of rural land in this City and Judicial District, named Esperança Farm, with a total area of 480.26.48 ha (four hundred and eighty hectares, twenty-six ares and forty-eight centiares), or 198.46 alqueires, being 291.03.54 ha of São Marcos Farm (Title Record 6.055), and 189.22.94 ha of Esperança Ranch (Title Record 31.903), with the following measures and boundaries: It starts at marker M-one (01), identical to marker No. 01 of title record No. 6.055 placed next to a wire tightener by a gate on the margin of Laudelino Peres Municipal Road, on the border of Nove de Julho Farm, owned by Anésia Nicolau Zanata, and continues along its border through the wire, in magnetic direction 25°47’51” NE, for a distance of 4,647.90 meters, reaching marker M-two (02), identical to marker 02 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 6.055. From this marker, it continues along the margin of said Ribeirão Moeda, along the border of the land of Chamflora — Três Lagoas Agroflorestal Ltda., successor of the former owners of Santa Rosa Farm and Elias Saheli until it reaches marker M-three (03), identical to marker 03 placed on the right side of Ribeirão Moeda, on the border of the remaining part of Guará Farm, owned by Dr. Dirceu Garcia Dias, successor of Jose Lopes, in accordance with title record No. 6.055. From this marker, it continues along the border of said Guará Farm, in magnetic direction 25°47’00” SW, for a distance of 1,207.08 meters, up to marker M-four (04), identical to marker 01 of title record No. 31.903, placed by the border fence. From this marker, it deflects to the left and continues along the border of Guará Farm in accordance with title record No. 31.903, in the following magnetic directions and distances: 65°19’34”SE 500.42 meters marker M-five (5), identical to marker 02 35°29’42” SW 520.93 meters marker M-six (6), identical to marker M-03 64°48’41”SE 617.86 meters marker M-seven (07), identical to marker M-04 35°31’05”NE 527.21 meters marker M-eight (8), identical to marker 05 65°16’09”SE 467.83 meters marker M-nine (9), identical to marker 06 46°40’46”SE 56.82 meters marker M-ten (10), identical to marker 07 placed by the fence, the place on the border of Guará Farm and the range that limits MS-395 Road and the Tract of Land described herein. From this marker, it deflects to the right and continues along the border of the range of MS-395 Road in magnetic direction 43°21’28”SW, for a distance of 1,662.63 meters, reaching marker M-eleven (11), identical to marker 08, placed by the fence, the place on the border of the range the limits MS-395 Road and Estancia Bom Jesus, owned by the Successors of Eurípedes Oliveira, in accordance with title record No. 31.903. From this marker, it deflects to the right and on the border of said Estância Bom Jesus, it continues in magnetic direction 65°57’41” NW, for a distance of 1,119.96 meters, reaching marker M-12(doze), identical to marker 00 of title record No. 31.903, placed by the border fence. From this marker, it deflects to the left, and on the same border above, it continues in magnetic direction 25°47’00” SW, for a distance of 590.40 meters, reaching marker M-thirteen (13), placed by the fence on the border of Estância Bom Jesus, the property of Paulo Cezar Vemek, successor of José Lopes in accordance with title record No. 6.055. From This Marker, it continues along the border of the property of Paulo Cezar Vemek in magnetic direction 25°47’00”SW, for a distance of 404.32 meters, reaching marker M-fourteen (14), placed by the fence, on the border of the owner of Sítio Duas Rosas and the land of Paulo Cezar Vemek, successor of José Lopes, in accordance with title record No. 6055. From this marker, it continues along the border of the land of said Duas Rosas Ranch, in magnetic direction 25°47’00” SW, for a distance of 768.34 meters, reaching marker M-fifteen (15), identical to marker 04 placed on the margin of Laudelino Peres Municipal Road, on the border of Duas Rosas Ranch and the plot of land described herein. From this marker, it deflects to the right and continues along the margin of the aforementioned road, in magnetic direction 64°25’45”NW, for a distance of 628.50 meters, reaching marker M-one (01), the start and end point of this description. Previous titles, title record 6055 and 31903, book 2, page 1 of this judicial district. Perpetual rights of way to Transportadora Brasileira Gasoduto Bolívia Brasil S/A —TBG, being the first one with an area of 12,564.80 m2. (AV.06/M.6.055 and R.08/M.6.055), and the other one with 18,878.60 m2. (R.03IM.31.903 and R .06/M.31.903), the paths of which are stated in the respective aforementioned title records. This property was purchased for the amount of R$191,480.00 under a Deed of Purchase and Sale by the former owner ALEXANDRE MARCHINI CANEVA, enrolled with the Individual Taxpayers Register (CPF) under No. 772.162.611-0. Property owned by INTERNATIONAL PAPER DO BRASIL LTDA., with head offices at Rodovia SP 340, Km 171, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ/MF under No. 52.736.949/0001-58, on February 8, 2013, from debtors ALEXANDRE MARCHINI CANEVA and OLMIRA THAIS FRANCO LOZANO CANEVA, pursuant to the SPECIAL MORTGAGE CLAUSE. The Property is registered with the INCRA under No. 806.064.015.067-1 in relation to fiscal year 2015/2016.

14.       BURITI FARM — Title Record: 34021

PROPERTY: A tract of land with an area of 4019.75.26 ha (four thousand and nineteen hectares, seventy-five ares and twenty-six centiares), i.e., 1661.05 “alqueires Paulista”, a place named BURITI FARM, separated from Moeda farm, in this City and Judicial District, located within the following limits and boundaries: It starts at marker M-one (01), which is identical to marker No. 04 of title record No. 31.214 placed on the left margin of Ribeirão Moeda, on the border of the land of Gastoni Sartori, Ribeirão Moeda and this Tract of Land. From this marker, the border continues along a wire fence towards 36°51’ NE for a distance of 3,346.20 meters, reaching marker M-two (02), which is identical to marker No. 03 of Title Record No. 31.214 and 31.213, in this extension it adjoins the land of Mr. Gastoni Sartori. From this marker, the border continues along a wire fence towards 36°51’ NE for a distance of 3,184.60 meters, reaching marker M-three (03), which is identical to marker No. 04 of Title Record No. 31.213, by the municipal road that connects Arapuá and MS 395 Road, in this extension it adjoins the land of Mr. Gastoni Sartori. From this marker, it continues along the aforementioned municipal road, towards MS-395 Road, for a distance of 2,640.00 meters measured as radio, reaching marker M-four (04), which is identical to marker No. 01 of title record No. 31.213, which is identical to marker No. 2 of title record No. 1.285, placed on the margin of a wire fence on the border of the land owned by Mr. Gastoni Sartori, by a municipal road, from where it deflects to the right, along the border of the land of Mr. Gastoni Sartori along the wire fence, on the margin of the road towards 36°51’ SE for a distance of 497.20 meters up to marker M-five (05), which is identical to marker No. three (3) of title record No. 1.285. From this point, it deflects to the left and continues towards 81°43’ SE for a distance of 1,003.30 meters up to marker M-six (06), which is identical to marker No. four (4) of title record No. 1.285. From this point, it deflects to the left and continues towards 65°54’ NE for a distance of 412.70 meters up to marker M-seven (07), which is identical to marker No. five (5) of title record No. 1.285. From this point, it deflects to the right and continues towards 50°26’SE for a distance of 43.80 meters up to marker M-eight (08), which is identical to marker No. six (06) of title record No. 1285, identical to marker No. two (2) of title record No. 2.150, placed on the margin of a wire fence on the border of Elias Shelli or Saheli Farms, which is currently owned by Empreendimentos Agrícolas Mogi Guaçu Ltda. and Gastoni Sarbori or

Sartori, by the municipal road, from which it deflects to the right and continues along the wire fence along the border of Gastoni, on the margin of the aforementioned road on the right, towards 51°41’ SE for a distance of 343.30 meters up to marker M-nine (09), which is identical to marker No. 3 of title record 2150, identical to marker No. 2 of title record 1.661, placed on the margin of a municipal road by a wire fence, from which it deflects to the right and continues along the wire fence, on the margin of the aforementioned municipal road, until it reaches marker M-ten (10), which is identical to marker No. 3 of title record No. 1.661, identical to marker. two (2) of title record 178, located on the border of Santa Angela Farm, by a wire fence on the margin of a municipal road, from which it continues on the right along said wire fence, on the border of the aforementioned farm towards 22°56’SE for a distance of 837.60 meters up to marker M-eleven (11), which is identical to marker No. three (3) of title record No. 178. From this point, it deflects to the left and continues towards 51°08’ SE for a distance of 870.00 meters up to marker M-twelve (12), which is identical to marker No. four (4) of title record No. 178, placed on the border of the remaining land of the sellers, along which it continues on the right towards 39°17’ SW, for a distance of 5,153.20 meters up to M-thirteen (13), which is identical to marker No. five (5) of title record No. 178, placed on the left margin of Ribeirão Moeda through the shaft from which it goes up along the border of Guará farm, until it reaches marker M-fourteen (14), which is identical to marker No. one (01) of title record No. 178, which is identical to marker No. 4 of title record No. 1.661, placed on the margin of Ribeirão Moeda, through the shaft from which it goes up along the border of Guará Farm, until it reaches marker M-fifteen (15), which is identical to marker No. 1 of title record No. 1661, identical to marker No. 04 of title record No. 2150, placed on the left margin of Ribeirão through the shaft from which it goes up along the border of Guará Farm, until it reaches marker M-sixteen 16), which is identical to marker No. 1 of title record No. 2.150, identical to marker No. 7 of title record No. 1.285, placed on the left margin of Ribeirão Moeda. From this marker, the border goes up through the shaft of the aforementioned Ribeirão Moeda, crossing the estuary of Retirinho tributary of its left margin, along the border of Guará, Nove de Julho and Cambotá Farms, duly committed to Messrs. José Lopes, Anézio Nicola Zanata, Ernesto Dalla Marta, until it reaches marker M-17 (seventeen), which is identical to marker No. 1 of title record 1285, identical to marker No. 01 of title record 31.214, placed on the left margin do Ribeirão Moeda. From this marker the border continues along the left margin of Ribeirão Moeda downstream for a distance of 2,640.00 meters measured as radio, until it reaches marker M-one (01), which is identical to marker No. 04 of title record 31214, the start and end point of this description. Property registered with the INCRA on behalf of Empreendimentos Agrícolas Mogi Guaçu Ltda., with a total area of 4019.7ha, named HORTO BURITI, under No. 912042.001279-7 — Rural Module: 57.5ha. — No. of Rural Modules: 55.41. — Tax module: 35ha. — No. of Tax Modules: 114.84. — Minimum parcel fraction: 3.0ha — No. of the property with the Federal Revenue Office: 2700216-0. Previous titles, title records 178, 1285, 1661, 2150, 31213 and 31214, all of them on book 2, page 1 of this real estate register. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at SP-340 Highway, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at SP 340 Highway, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$6,521,056.17. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. The Property is registered with the INCRA under No. 912.042.001.279-7 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 2700216-0.

15.       HORTO ESTRADÃO — Title Record: 35001

PROPERTY A tract of rural land named HORTO ESTRADÃO, located at Moeda Farm, with a total area of 6,040.37.40 ha (six thousand and forty hectares, thirty-seven ares and forty centiares), or 2,496.02

“alqueires paulistas”, in this city and judicial district, with the following description: It starts at marker M-one (01), identical to marker No. 05 of title record No. 3.017 placed on the right margin of Ribeirão Moeda on the border of Santo Egídio do Matula Farm, owned by Dr. Munif Thomé, along the border of which it continues towards 25°38’06”SW, crossing the Range of Petrobrás Fertilizantes S.A. Petrofértil for a distance of 5,320.00 meters until it reaches marker M-two (02), identical to marker No. 6 of title record No. 3.017 placed on the margin of Laudelino Peres Road. From this marker, it continues on the right along the wire fence on the margin of said road, towards 64°05’NW for a distance of 1,904.60 meters until it reaches marker M-three (03), identical to marker No. 7 of title record No. 3.017 placed at the junction of the Municipal Roads, on the border of the land of the Estate of Senador Vitorino. From this marker, it continues along the fence on the margin of the aforementioned road towards 38°49’NW for a distance of 610.70 meters until it reaches marker M-four (04), identical to marker No. 01 in accordance with title record No. 3.017, identical to marker No. 6 of title record No. 14.441, placed by the wire fence tightener on the margin of the Municipal Road, on the border of the land belonging to the estate of Senador Vitorino. From this marker, it deflects to the right and continues along the wire fence on the margin of the aforementioned road on the left, along the border of the land of the estate of Senador Vitorino, towards 60°30’NW for a distance of 242.80 meters until it reaches marker M-five (05), identical to marker No. 07 of title record No. 14.441. From this marker, it deflects to the right and continues towards 46°44’10” NW for a distance of 864.59 meters until it reaches marker M-six (06), identical to a marker with no number, in accordance with title record No. 3.775. From this marker, it continues towards 76°59’SW for a distance of 3,380.00 meters up to marker M-seven (07), identical to a marker with no number, placed on the right margin of Córrego Cabeceira Alta, in accordance with title record No. 3.775, while adjoining in this path part No. 29 owned by Luiz C. Tortado. From this marker, it continues downstream on the margin of the aforementioned stream until its mouth on the left margin of Córrego do Arame, reaching marker M-08 (eight), identical to a marker with no number of title record No. 3.775 placed on the left margin of Córrego do Arame, by the border of the land of Luiz C. Tortado, AIIi Djabak and this Tract of Land. From this marker, it goes upstream through Córrego do Arame along the border of the land of Alli Djabak and the estate of lrineu Thomé up to marker M-nine (09), identical to another marker with no number, of title records No. 3.775 and 3.702. From this marker, it continues upstream through Córrego do Arame up to marker M-ten (10) placed on its headwater. From this marker, it continues in magnetic direction of (year 1972) 72°24’NE along the border of the land of the successors of Pedro Bentivol for a distance of 566.29 meters; until it reaches marker M-eleven (11), identical to marker No. 01 of title record No. 10.573. From this marker, it deflects to the left towards 67°03’12”NW for a distance of 1,899.80 meters, until it reaches M-twelve (12), identical to marker No. 02 along the border of the land of Alencar José do Nascimento, in accordance with title record No. 10.573, placed by the border fence on the side of the municipal road of access to MS-395 Highway. From this marker, it continues along the border of the land of Lucio Donaire Sanches, towards 03°35’21”NE for a distance of 595.39 meters until it reaches marker M-thirteen (13), identical to marker No. 03 of title record No. 10.573. From this marker, it continues along the same border above towards 86°35’10”NE for a distance of 2.20 meters until it reaches marker M-fourteen (14), identical to marker No. 04 of title record No. 10.573. From this marker, it continues along the same border above, towards 03°51’32”NE for a distance of 260.83 meters, until it reaches marker M-fifteen (15), identical to marker No. 05 of title record No. 10.573. From this marker, it continues along the border of the land of the successors of José Mendes, for a distance of 1,465.00 meters, until it reaches marker M-sixteen (16), in accordance with title record No. 3.220. From this marker, it deflects to the left and along the border of the land of José de Almeida Primo and continues towards 94°00’SW for a distance of 610.00 meters, until it reaches marker M-seventeen (17) placed on the Headwaters of Córrego do Veado, in accordance with title record No. 2.166. From this marker, it goes downstream Córrego do Veado for the following distances: 430.00 meters; 550.00 meters and turns right 100.00 meters and continues along a fence down the floodplain for a distance of 500,00 meters, up to marker M-eighteen (18), placed at the junction of Córrego do Veado and Córrego Atoladeira or Atoleiro, in accordance with title record No.

2.166. From this marker, it goes upstream through Córrego Atoladeira for a distance of 200.00 meters until it reaches marker M-nineteen (19), identical to a marker with no number in accordance with title record No. 2.166, identical to marker No. 17, placed on the left margin of the aforementioned stream, in accordance with title record No. 14.676. From this marker, it goes upstream through Córrego Atoladeira for a coordinate distance of 2,849.61 meters up to marker M-twenty (20), identical to marker No. 01 placed on the left side of the aforementioned Córrego Atoladeira by the border fence of Barra Bonita Farm. From this marker, it continues along the border of the aforementioned Barra Bonita Farm in magnetic direction 64°08’13”-NE for a distance of 1,726.26 meters, until it reaches marker M-twenty-one (21), identical to marker No. 02 of title record No. 14.676. From this marker, it continues along the same border above in magnetic direction 65°24’59”NE for a distance of 634.91 meters up to marker M-twenty-two (22), identical to marker No. 03 placed on the margin of the municipal road, in accordance with title record No. 14.676. From this marker, it continues on the same direction and crosses the aforementioned municipal road for a distance of 10.00 meters, where marker M-twenty-three (23) is placed, identical to marker No. 07 in accordance with title record No. 2.935. From this marker, it continues towards 31°48’10”-NW for a distance of 86.30 meters, until it reaches marker M-twenty-four (24), identical to marker No. 08 placed on the border of the land of Santo Antônio Farm, in accordance with title record No. 2.935. From this marker, it continues along the border of the aforementioned Santo Antônio Farm, towards 47°37’07”NE, for a distance of 1,567.00 meters until it reaches marker M-twenty-five (25), identical to marker No. 09 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 2.935. From this marker, it goes downstream said Ribeirão Moeda until it reaches marker M-twenty-six (26), identical to marker No. 01 of title record 2.935, identical to marker No. 02 of title record No. 15.234. From this marker, it continues downstream the shaft of Ribeirão Moeda until it reaches marker M-twenty-seven (27), identical to marker No. 01 placed on the left margin of Ribeirão Moeda, by the border of Bonanza Farm, in accordance with title record No. 25.598. From this Marker, it continues along the border of said Bonanza Farm, towards 33°29’NE for a distance of 4,479.40 meters until it reaches marker M-twenty-eight (28), identical to marker No. 02, placed by a wire fence tightener on the margin of a municipal road on the border of the land of Sunau Miura, in accordance with title record No. 25.598. From this marker, it continues along the border of the land of Sunau Miura through the wire fence on the right, always on the margin of the aforementioned road, for a distance of 933.20 meters on marker M-29, identical to marker No. 03 at the right and continues along the wire fence towards 35°39’20~SW for a distance of 4,439.80 meters along the border of the land of Gastone Sartori, reaching marker M-thirty (30), identical to marker No. four (04), placed on the left margin of Ribeirão Moeda, in accordance with title record No. 25.598. From this marker, it goes downstream Ribeirão Moeda until it reaches marker M-thirty-one (31), identical to marker No. 03 placed on its right margin, in accordance with title record No. 7.564. From this marker, it continues along the wire fence on the border of Planalto Farm owned by Dr. Roberto Basptistela et al, towards 47°15’SW for a distance of 4,593.50 meters until it reaches marker M-thirty-two (32), identical to marker No. 04 of title record No. 7.564. From this marker, it deflects to the right and continues towards 42°40’NW for a distance of 77.60 meters until it reaches marker M-thirty-three (33), identical to marker 05 placed by a wire fence tightener by the border of Planalto Farm and in accordance with title record No. 7.564. From this marker, it continues along the margin of the former municipal road for a distance of 287.00 meters up to marker M-thirty-four (34), identical to marker No. 02 of title record No. 8.154. From this marker, it continues towards 52°03’04” SW for a distance of 334.44 meters along the margin of Arapuã-Brasilândia municipal road up to marker M-thirty-five (35), identical to marker No. 3 of title record No. 8.154. From this marker, it continues towards 05°24’21”SE for a distance of 317.46 meters along the margin of the municipal road up to marker M-thirty-six (36), identical to marker No. 4 of title record No. 8.154. From this marker, it continues towards 73°01’54. SE for a distance of 803.51 meters, along the border of the municipal road up to marker M-thirty-seven (37), identical to marker No. 5 da title record No. 8.154. From this marker, it continues towards 73°53’36”SE for a distance of 508.21 meters along the border of the municipal road up to marker M-thirty-eight (38), identical to marker No. 5 of title record No. 8.154. From this marker, it continues towards 48°32’1S”SE for a distance of 6.64 meters along the border of the municipal road up to marker M-thirty-nine (39), identical to marker No. 7 of title record No. 8.154. From this marker, it continues towards 47°29’42”SE for a distance of 361.56 meters along the border of the municipal road up to marker M-forty (40), identical to marker No. 8 of title record No. 8.154. From this marker, it continues towards 15°43’13”SE for a distance of 10.48 meters up to marker M-forty-one (41), identical to marker No. 9 of title record No. 8.154. From this marker, it continues for broken lines for a distance of 1,010.00 meters until it reaches marker M-forty-two (42), identical to marker No. 1 of title record No. 618, placed by a wire fence on the border of Santa Maria Farm on the margin of the municipal road of access to MS-395 Highway. From this marker, it deflects to the left along the border of Santa Maria Farm towards 47°28’08”NE for a distance of 3,980.90 meters up to marker M-forty-three (43), identical to marker No. 2 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 618. From this marker, it continues through the shaft of said Ribeirão Moeda up to marker M-forty-four (44), identical to marker No. 3 of title record No. 618 and to marker No. 2 of title record No. 3.698 placed on the right margin of Ribeirão Moeda. From this marker, it continues downstream through the shaft of the aforementioned Ribeirão Moeda until it reaches marker M-forty-five (45), identical to marker No. 3 of title record No. 3.698 and to marker No. 2 of title record No. 4.621, also placed on the right side of Ribeirão Moeda. From this marker, it continues downstream through the shaft of said Ribeirão, along the border of Granada Farm up to marker M-forty-six (46), identical to marker No. 3 of title record No. 4.621, identical to marker No. 02 of title record No. 14.441, placed on the right margin of Ribeirão Moeda. From this marker, it goes downstream through the water stream of said Ribeirão Moeda until it reaches Córrego Matuta, tributary of its right margin, where marker M-forty-seven (47) is placed. From this marker, it continues through the water stream until it reaches marker M-one (01), identical to marker No. 5 of title record No. 3.017, which is the start and end point of this description. Property registered with the INCRA under No. 9120340054517, Rural Module: 57.1ha — No. of Rural Modules: 82.33. — Tax module: 35ha — No. of Tax Modules: 172.58. — Minimum parcel fraction: 3.0ha — Total area of the property: 6,040.4ha, registered on behalf of Empreendimentos Agrícolas Mogi Guaçu Ltda. — No. of the property with the Federal Revenue Office: 3097411-9. Previous titles, title records 618, 2166, 2935, 3017, 3220, 3698, 3702, 3775, 4621, 7564, 8154, 10573, 14441, 14676, 15234, 15256, 25598, all of them on book 2, page 1 of this real estate register. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at SP-340 Highway, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at SP 340 Highway, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$9,068,556.83. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. Perpetual Right of Way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP, with an affected area of 9,899.00 m2. Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 30,401.90 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 6,000.00 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 12,035.00 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 21,374.80 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 17,629.40 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 47,494.4 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 32,282.40 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 8,000.00 m². The Property is registered with the INCRA under No. 912.034.008.451-7 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 3097411-9.

16.       PONTAL OR FARIA II FARM — Title Record: 22209

PROPERTY: A tract of rural land composed of a part of share number II of the property named “PONTAL FARM” or “FAIA II”, located in this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, with a total area of 1,137.50.05 ha (one thousand, one hundred and thirty-seven hectares, fifty ares and five centiares), separated from a larger area of 1,485.00.00 hectares; the first area is encompassed within the following limits and boundaries: it starts on marker No. 1 placed on the right margin of Paraná River, in the lake formed by Júpia Dam, in the expropriation line made by CESP, and on the place on the border if the remaining area of the property of Calil João Abud, along the border of which it continues in the following directions and distances: 42°28’28”NW for 1,690.00 meters up to marker No. two (02); 35º39’34” NE and 445.20 meters up to marker No. three (03) placed on the corner of the border of the land of José Abdala Abud, along the border of which it continues towards 42°28’28”NW for a distance of 10,142.56 meters up to marker No. 04, placed on the corner of the fence. From marker No. four (04) the border continues on the left along the border of the remaining area of the land of Calil João Abud towards 46°34’42”SW for 1,104.42 meters up to marker No. five (05), placed on the corner of the fence. From marker No. five (05), the border continues on the left along the fence and along the border of the land of Luiz Quinalha towards 43º37’45”SE, for 11,728.82 meters up to marker No. six (06), placed on the margin of Paraná River (lake formed by Jupiá Dam), and continues through this lake upstream for a distance of 515.00 meters up to marker No. one (01), the start and end point of this description. Previous titles, title records R.05/M. 19.008; R.03/M. 18.209; R. 04/M.19.376; R.03/20.559; R.03/M.22.560 and R.01/M22.208, all of them of this Real Estate Registry. Property registered with the INCRA under No. 9120340042601. Total area: 1485.0ha, minimum parcel fraction: 3.0ha; Tax module: 35.0; No. of tax modules: 33.37. Property owned by AGROFLORESTAL RIO VERDE LTDA., with head offices at SP-340 Highway, Km 171, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 46.837.852/0001-39. Merged into CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, on October 2, 2003. This property had the assets transferred, as the former EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., in favor of AGROFLORESTAL RIO VERDE LTDA., merged into CHAMFLORA —TRÊS LAGOAS AGROFLORESTAL LTDA. in the amount of R$508,519.38. Corporate Name CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA. changed to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 24, 2009. Corporate Name VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on February 12, 2010. The Property is registered with the INCRA under No. 912.034.024.139-6 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264688-9.

17.       LAGUNA FARM — Title Record: 48774

Rural Property, named “LAGUNA FARM”, with an area of 568.5652 ha (five hundred and sixty-eight hectares, fifty-six ares and fifty-two centiares) — Perimeter: 12,043.35 m, located in this City and Judicial District of Três Lagoas, State of Mato Grosso do Sul. All coordinates described herein are georeferenced to the Brazilian Geodesic System from the Geodesic points of the RBMC (Brazilian Continuous Monitoring Network); geodesic point of Brasília with coordinates N 8.234.791,574 m and E 191.946,760 m (located on time zone 45° W.Gr), geodesic point of Presidente Prudente with coordinates E 457,915,947 m and N 7,553,888.233 m (located on time zone 51° W .Gr), and geodesic point of Cuiabá with coordinates E 599,791.608 m and N 8,280,082.107 m (located on time zone 57° W.Gr), and the coordinates of this property are represented in the UTM System, referenced to Central Meridian 51 W .Gr”, having SAD-69 as datum. All azimuths and distances, area and perimeter were calculated on the UTM projection plan. Specifications prepared and signed on January 9, 2008 by Cartographer Engineer Mário Mauricio Vasquez Beltrão, CREA 1.577/D-MS, Enrolled with the INCRA under Code: AAC — ART

No. 001856 E. Previous Registrations: Title Records No. 28.847 and 28.858, both of them on book 02, page 01 of this Real Estate Registry. There is a Legal Reserve of twenty percent (20%) in the property under this title record, where no close cut is permitted, intended for forest replacement, as provided for by Law 4.771 of September 15, 1965, as amended by Law 7.803 of July 18, 1989, the content and penalties of which are fully acknowledged. The property was purchased under the public deed of purchase and sale drawn up on book 215, page 167, on February 29, 2008, and under the public deed of re-ratification drawn up on book 215, page 285, on May 12, 2008, both of them by the 2nd Notary Office and Civil Registry of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul. The owners CLÁUDIO FERNANDO GARCIA DE SOUZA, Brazilian, farmer, bearer of identity card (RG) No. 425.471-SSP/MS and enrolled with the CPF/MF under No. 002.581.641-15, married under universal community property ruling, before the effectiveness of Law 6.515/77, to LEDIR GARCIA DE SOUZA, Brazilian, teacher, bearer of identity card (RG) No. 424.590-SSP/MS and enrolled with the CPF/MF under No. 464.744.711-15, domiciled at Rua Orestes Prata Tibery, 728, Downtown, in this City of Três Lagoas, State of Mato Grosso do Sul. The property under this title record was sold to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, KM 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul, for a price of NINE MILLION, SEVEN HUNDRED AND SEVEN THOUSAND, EIGHT HUNDRED AND NINETY-EIGHT REAIS (R$9,707,898.00), being five million Reais (R$5,000,000.00) for the undeveloped land, and four million, seven hundred and seven thousand, eight hundred and ninety-eight Reais (R$4,707,898.00) for the improvement; and as follows: for the property under title record No. 28.847, payment of the amount of eight million, five hundred and fifty-four thousand, six hundred and ninety-five Reais (R$8,554,695.00), being four million, four hundred and six thousand, fifty-six Reais (R$4,406,056.00) for the undeveloped land, and four million, one hundred and forty-eight thousand, six hundred and thirty-nine Reais (R$4,148,639.00) for the improvements; and for the property under title record No. 28.858, payment of the amount of one million, one hundred and fifty-three thousand, two hundred and three Reais (R$1,153,203.00), being five hundred and ninety-three thousand, nine hundred and forty-four Reais (R$593,944.00) for the undeveloped land, and five hundred and fifty-nine thousand, two hundred and fifty-nine Reais (R$559,259.00) for the improvements; paid as follows: on January 15, 2008, the amount of one million, nine hundred and forty-one thousand, five hundred and seventy-nine Reais and sixty cents (R$1,941,579.60) and the amount of seven million, seven hundred and sixty-six thousand, three hundred and eighteen Reais and forty cents (R$7,766,318.40). The Deed contains Debt Clearance Certificates of the Municipal and State Finance Offices and the payment of the ITBI relating to the property under title record 28.847, in the amount of R$171,093.90 on 2% of the property valuation amount of R$8,554.695.00, in accordance with Payment Slip No. 53159455, and relating to the property under title record 28.858, in the amount of R$23,064.06 on 2% of the property valuation amount of R$1,153,203.00, in accordance with Payment Slip No. 53159448, both of them issued on February 29, 2008 by the local Municipality. Corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on February 12, 2010. An entry for the property states the assignment for consideration of use of a rural area, by means of a public deed of assignment for consideration drawn up on book 81, pages 83/85, on October 20, 2011, by the 4th Notary Office and Registry of Deeds and Documents of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul. The owner FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, assigned the part of 0.7046ha of the property under this title record to COMPANHIA DE GÁS DO ESTADO DO MATO GROSSO DO SUL-MSGÁS, enrolled with the CNPJ under No. 02.741.676/0001-03. The assignment for consideration of use of a rural area hereby established is intended to enable the assignee MSGAS to occupy an area of 0.7046ha (seventy ares and forty-six centiares), for a term of twenty (20) years, which may be extended upon new agreement between the parties, intended for construction of the Measurement and Secondary Pressure Reduction Station (EMRS-2) for expansion of the natural gas distribution system and performance of all services and works relating to the business purpose of assignee MSGAS. The Property is registered with the INCRA under No. 912.034.020.192-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 4238306-4.

18.       HORTO SANTA LUZIA — Title Record: 66314

Rural Property named “HORTO SANTA LUZIA” with an area of three thousand, six hundred and seventy-three hectares and seven ares (3,673.0700ha), Perimeter: 28,435.03 m, located in this city and Judicial District of Três Lagoas, State of Mato Grosso do Sul, in accordance with the following description: It starts on Marker AAC-M-C423, (border of the Successors of Senador Vitorino and this tract of land). From this marker, it continues along the border of the same successors of Senador Vitorino, with the following directions and distances: 55°20’ NW 134.81 meters — marker M-two (2), 44°52’ NW 588.20 meters — marker M-three (3), 59°38’ NW 559.30 meters — marker M-four (4), 47°30’ NW 997.30 meters, until it reaches marker M-five (5), identical to marker No. ten (10) of title record No. 21.826 placed by the border of the land of Edvaldo Ferreira Viana, successor of Senador Vitorino and this tract of land. From this marker, it continues along the border of the aforementioned land of Edvaldo Ferreira Viana, in the following directions and distances, which are identical to the markers mentioned in title record No. 21.826, as listed below: 42°54’ SW 657.00 meters, marker M-six (6), identical to marker No. 09, 14°58’ NW 488.00 meters, marker M-seven (7), identical to marker No. 08, 89°55’ NW 145.00 meters, marker M-eight (8), identical to marker No. 07, 41°45’SW 338.00 meters, marker M-nine (9), identical to marker No. 06, 43°03’ NW 629.00 meters, marker M-ten (10), identical to marker No. 05, 34°15’ NE 896.00 meters, marker M-eleven (11), identical to marker No. 04, 36°58’ NW 1,867.00 meters, marker M-twelve (12), identical to marker No. 03, placed by the border of the land of Edvaldo Ferreira Viana and the land owned by Dr. Hermínio and this tract of land. From this marker, it continues along the border of said land of Dr. Hermínio in the following directions and distances: 41°44’ NE 1,535.00 meters, marker M-thirteen (13), identical to marker No. two (02) of title record No. 21.826; 72°00’ NE 16.00 meters, marker M-14 identical to marker No. one (01) of title record No. 21.826, identical to marker with no number of title record No. 21.355; 08°00’ NW 932.43 meters, marker M-15 identical to marker No. two (02) of title records No. 21.355 and 21.526, placed by the municipal road on the border of the land of the successors of Senador Vitorino. From this marker, it continues along the border of the land of Mr. Hermínio, successor of Senador Vitorino, with the following directions and distances: 08°00’ NW 306.60 meters, marker M-sixteen (16). 09°30’ NE 541.00 meters, marker M-seventeen (17), 32°00’ NE 53.40 meters, marker M-eighteen (18) identical to marker No. six A (6A) of title record No. 21.526, identical to marker No. one (01) of title record No. 21.915, placed by the public corridor and this tract of land. From this marker, it continues along the margin of the public corridor, towards 33º04’ NE, and for a distance of 672.80 meters until it reaches marker M-nineteen (19), identical to marker No. four (04) of title record No. 21.915 and to marker No. one (1) of title record No. 24.009, placed by the public corridor. From this marker, it continues along said public corridor towards 12°26’ NE 148.45 meters, reaching marker M-twenty (20), identical to marker No. six A (6A) of title record No. 24.009, placed by the fence of the public corridor, on the border of the land of José Aparecido Marques, Jorge Elias and his wife, from which it continues along the border of 68°00’ NE 3,550.05 meters until it reaches marker M-twenty-one (21), identical to marker No. three A (3A) of title record No. 24.009, 44°10’ NW 1,101.05 meters until it reaches marker M-twenty-two (22), identical to marker No. two A (2A) of title record No. 24.009 placed by the border of the land of José Aparecido Marques, Jorge Elias and his wife and the land of Barra do Moeda Farm. From this marker, it continues along the border of said Barra do Moeda Farm in the following directions and distances: 57°22’ NE 30.00 meters. marker M-twenty-three (23), identical to marker No. two (2) of title record No. 24.009; 44°05’ SE 2,428.00 meters, marker M-twenty-four (24), identical to marker No. four (4) of title record No. 24.009, identical to marker No. four B (4B) of title record No. 21.526. From this marker, it continues along the border of Barra do Moeda Farm in the following directions and distances: 45º04’ SE 1,470.57 meters, marker M-twenty-five (25), identical to marker four A (4A) of title record No. 21.526; 17°01’ SW 216,00 meters, until it reaches marker M-twenty-six (26), identical to marker No. three (3) of title records No. 21.355 and No. 21.526. From this marker, it continues along a fence on the border of Barra do Moeda Farm towards 17°01’ SW for a distance of 6,819.60 meters until it reaches marker ACD-M-B122. It continues along the border of the Reservoir of the Hydroelectric Power Plant. Engineer Sergio Motta (Porto Primavera), Specifications dated January 28, 2013, signed and prepared by Land Surveyor Engineer Walter Lourenço, enrolled with the CREA/SP under No. 5060754810/D, Initials/MS No. 11782, and ART payment slip No. 11423796. Debt Clearance Certificate Relating to Rural Land Tax issued on June 11, 2013 by the Brazilian Federal Revenue Office, effective until December 8, 2013, certificate control code: 3420.B5EB.0BD7.CD69, indicating NIRF 0.264.696-0, Horto Santa Luzia, City of Três Lagoas, State of Mato Grosso do Sul, area of 3,706.2ha, on behalf of Fibria-MS Celulose Sul Mato-Grossense Ltda. CCIR- 2006/2007/2008/2009, indicating property code 912.034.024.171-0, total area of 3,673.0700ha, rural module 10.7013, No. of rural modules 264.59, tax module 35.0000, No. of tax modules 104.9448, FMP 2.0000, registered area 3,690.7300ha, land classification: large producing property, Horto Santa Luzia, City of Três Lagoas, State of Mato Grosso do Sul, on behalf of Fibria-MS Celulose Sul Mato Grossense Ltda., person code 04.671.655-6. Previous Title Record: Title Record No. 34.023, book 02, of this Real Estate Registry. Owner: FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, Km 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul. The Property is registered with the INCRA under No. 912.034.024.171-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264696-0. The property was acquired by incorporation for the amount of CR$ 391,931,486.96 on em June 26, 1991.

19.       BARRA DO MOEDA FARM — Title Record: 47281

Rural Property named “BARRA DO MOEDA FARM”, with an area of five thousand, four hundred and sixty hectares, seventy-three ares and twenty-one centiares (5,460.7321 ha), Perimeter: 41,388.83 m, located in this city and judicial district of Três Lagoas-. All coordinates are georeferenced to the Brazilian Geodesic System, from the network closing of the marks of the Geodesic Network of Mato Grosso do Sul, being marks MS 22 and MS 35, with the following coordinates: MS 22, N — 7,704,014,261 m and E- 428,017.158 m and MS 35: N — 7,651,411.549 m and E — 393,552.059 m and are represented in the UTM System, referenced to the Central Meridian No. 51º00’Wgr, time zone -22, having SAD-69 as datum. All azimuths and distance, area and perimeter were calculated on the UTM projection plan. Specifications prepared and signed by Agronomic Engineer Fábio Figueiredo dos Santos, enrolled with the CREA under No. 7935/MS, registered with the INCRA under code: AGH. ART No. 911711. Previous title record: 34.022, book 02 of this Real Estate Registry. There is a record for the Property under this title record of a Perpetual Right of Way on a range of land that is 6,108.37 m wide by 20 m large, corresponding to an area of 120,367.40 m², in favor of Transportadora Brasileira de Gasoduto Bolívia Brasil S/A TBG, a joint-stock company enrolled with the CGC/MF under No. 01.891.441/0001-93, at Praia do Flamengo, 200, 25th floor, in the City of Rio de Janeiro, State of Rio de Janeiro. There is a record for the property under this title record of a right of way on a range of land with an area of 9.0693 ha, in favor of da CESP - Companhia Energética de São Paulo. The property under this title record was certified under law No. 10.267 of August 28, 2001 and Decree No. 4.449 of October 30, 2002, with approval of the INCRA in accordance with CERTIFICATION No. 160612000027-23, dated December 6, 2006, Case No. 54290.002582/2006-73, which indicates a certified area of 5,460.7321 ha, lNCRA code No. 9120340241808. By means of a Deed of Right of Way drawn up on book 192, pages 123/129 on October 8, 2008, by the 3rd Notary and Protest Office of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, the owner: VCP MS CELULOSE SUL MATOGROSSENSE LTDA., already identified, for the price of two hundred and eighty thousand, four hundred and seventy-one Reais and nineteen cents (R$280,471.19), received from ELEKTRO ELETRICIDADE E SERVIÇOS S.A. resulting in a total area of 14.7406 ha. By the Deed of Right of Way drawn up on book 199, pages 142/150 on August 27, 2009, by the 3rd Notary and Protest Office of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, the owner: VCP MS CELULOSE SUL MATOGROSSENSE LTDA., already identified, for the price of three thousand, nine hundred and fifty-three Reais and eighty-one cents (R$3,953.81), received from ELEKTRO ELETRICIDADE E SERVIÇOS S.A. resulting in a total area of 6,482.00 m². By means of a deed of establishment of right of way drawn up on book 3333, pages 149/167, on February 10, 2012, and Notary Minutes drawn up on book 3344, pages 105/105, on April 27, 2012, established in favor of PETRÓLEO BRASILEIRO S/A — PETROBRAS on a perpetual and irrevocable basis, resulting in a total area of 262,548.42 m². There is a building for industrial purposes built on the property under this title record, with a built-up area of 74,125.59 m². Submission of implementation layout, specifications, ART No. 92221220070199574, prepared and signed by the technician in charge José Eduardo Corsini Garcia, enrolled with the CREA under No. 600691833. Certificate of occupancy No. 207/2010, issued on July 29, 2010, as well as License Permit No. 702/2009 issued on December 23, 2009 by the local Municipality. Debt Clearance Certificate Relating to Social Security Contributions and Third Parties No. 001042016-88888454, issued on April 19, 2016 by the Brazilian Federal Revenue Office, effective until October 16, 2016, on behalf of Fibria-MS Celulose Sul Mato-Grossense Ltda. By the public deed of constitution of joint MORTGAGE and amendment No. 01 to the Financing Agreement through the Opening of Credit Facility No. 16.2.0245.1, drawn up on book 15, pages 001/027, entry 001, on August 3, 2016, by the 28th Notary Office of the city of Rio de Janeiro, State of Rio de Janeiro, the parties: creditors NATIONAL ECONOMIC AND SOCIAL DEVELOPMENT BANK — BNDES, a federal government-owned company enrolled with the CNPJ/MF under No. 33.657.248/0001-89, with head offices in the city of Brasília, Federal District, and BANCO DO BRASIL S.A. with head offices in the city of Brasília, Federal District, enrolled with the CNPJ/MF No. 00.000.000/00001-91, by means of its branch Large Corporate/SP, by means of the agreement with the BNDES, a credit facility was extended in the total amount of R$2,347,524,000.00, and with BANCO DO BRASIL a credit facility was extended to the beneficiary in the total amount of R$831,478,000.00, provided that this joint mortgage guarantees the payment of any obligations arising out of the Financing Agreements of the property under this title record, including industrial units H1 and H2, as well as any and all buildings, facilities, machines, equipment, improvements, accessions or appurtenances that may be incorporated thereto or installed or operated therein on a permanent basis or that may be incorporated thereto or installed therein, with expected maturity date of December 2027. The Property is registered with the INCRA under No. 912.034.024.180-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264690-0. The property was acquired by incorporation for the amount of CR$ 596.417.715,76 on June 26, 1991.

20.       HORTO MATÃO — Title Record: 45506

Rural Property named HORTO MATÃO, with an area of 16,832.7626 ha, perimeter: 65,570.30 m, being an Area of MS-112 Highway (extracted): 42.4654 ha with the illiquid area of 16,790.2972 ha, located in the city of Selviria, judicial district of Três Lagoas, State of Mato Grosso do Sul, with the following description: Said tract of land is georeferenced to the Brazilian Geodesic System with Rectangular Plan coordinates relating to the UTM System — Datum SAD-69, from the network closing of geodesic points MS 21 and MS 22, the GPS Network of the State of Mato Grosso do Sul, whereby point MS 21 with coordinates East 455,853.878 m and North 7,748,227.308 m is located in Selviria — State of Mato Grosso do Sul, and point MS 22 with coordinates East 428,017.158 m and North 7,704,014.261 m is located in Três Lagoas — State of Mato Grosso do Sul. Datum SAD-69, relating to central meridian 51°00’WGr Fuso 22. All azimuths, distances, perimeter and area were calculated on the UTM projection plan. Specification sheets prepared and signed on July 30, 2005 by Agronomic Engineer Fábio Figueiredo dos Santos. enrolled with the CREA under No. 7935/MS, INCRA code: AGH, ART: 908165, Previous title record: Title record 35.002, book 02 of this real estate registry: OWNER: FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, Km 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul. This property was transferred the assets (sic) of the former owner INTERNATIONAL PAPER DO BRASIL for capital increase in favor of CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., in the amount of R$25,273,582.51. There is a Legal Reserve of twenty percent (20%) of the total area of the property under this title record, i.e., 3,382.09 ha. The purpose of this title record was certified under Law No. 10.267 of August 28, 2001 and Decree No. 4.449 of October 30, 2002, with approval of the INCRA un accordance with CERTIFICATION No. 160509.000010-74, dated September 8, 2005, Case No. 54290001303/2005-73, indicating the certified area of 16,832.7626 ha, INCRA code 9120421009609, and that the polygon relating to the Specifications/Layout of the property Horto Matão Farm does not overlay any other polygon contained in the Incra georeferenced record and that the execution was in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties approved by the Incra by means of Ordinance INCRA/P/No. 1.101 of November 03, 2003, published by the Federal Gazette on November 20, 2003. Title record 07/M.45506 states: a 1st degree mortgage relating to industrial note No. 40/00681-6, first amendment of rectification and ratification dated May 31, 2010 and second amendment of rectification and ratification dated February 21, 2014, whereby the lender is: BANCO DO BRASIL S.A., a government-controlled private company with head offices in the City of Brasília, Federal District. enrolled with the CNPJ/MF under No. 00.000.000/00001-91, with a credit amount of seventy-three million, twenty-one thousand and six hundred and forty-five Reais (R$73,021,645.00) maturing on December 1, 2017. The Property is registered with the INCRA under No. 912.042.100.960-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 1851360-3.

21.       SANTA ROSA FARM — Title Record: 33213

A tract of rural land, in the property Palmito Farm, located in this Municipality and Judicial District of Três Lagoas, State of Mato Grosso do Sul, with a total area of five hundred and four hectares, forty-nine ares and fifteen centiares (504,49,15), with the current name “SANTA ROSA FARM”, within the following perimeter: It starts at marker No. 01 on the left margin of Ribeirão Palmito and on the side of the State Road that connects Três Lagoas to Brasilândia, and then it continues downstream in a straight line for 415.20 meters, until marker No. 02 on its left margin, where the wire fence marker No. 02 commences-(59), then it continues to the Left, having as border the wire fence and confronting several properties with the following directions and distance: 32º54’26”NE - 342.00 meters until marker No. 3 46°04’24” SE — 113.36 meters until marker No. 04; 30º 21’44 SE — 500.60 meters until marker No. 05; 45º16’58”SW — 308.10 meters until marker No. 06 on the left margin of Ribeirão Palmito, and it follows it downstream in a straight line for 2,122.90 meters until marker No. 07, on the left margin next to the commencement of the wire fence. From marker No. 07 it continues to the left, having the wire fence as border and confronting Antônio Honório Dias with the following directions and distances: 54º 12’ 25”NE-360.00 meters until marker No. 08; 34º45’ 55”SE-365.00 meters until marker No. 09. 60º23’25”NE-680.00 meters until marker No. 10 on the corner of the fence and next to Municipal Road TL-20. It follows this Road to the left with the following directions and distances: 30º04’21” NE -154.27meters; 22º45’01”NE — 80.55 meters until marker No. 11 on the border of the fence of marker No. 11 it continues to the left having the wire fence as border, confronting Muriol Bogon Tabox and subsequently Claudio Fernando Garcia de Souza with the following directions and distances: 36º58’47”NW_ 2,100.00 meters until marker No. 12, on the corner of the fence: l13º15’11”NE- 762.46 meters until marker No. 13; 16º08’00” NE-327.00 meters until marker No. 14, on the corner of the fence. From marker No. 14 it continues to the left, having the wire fence as border, along the border with Eduardo Antonio with the following directions and distances 61º00’00” NW-l.041.00 meters until marker No. 15, on the corner of the fence; 38º51’35”NE — 130.00 meters until marker No. 16;41º07’52”NW-190.73 meters until marker No. 17, on the corner of the side fence of State Road 119 Três Lagoas to Brasilândia, From marker No. 17, it continues to the left having as border the wire fence that follows the side of the Road in the direction to Brasilândia with the direction 33º58’20”SW and for a distance of 1,740.00 meters to the initial marker and end of this description”, according to the descriptive data sheet dated August 25, 1997 signed by land surveyor Manoel Alves de Queiróz, enrolled with the Regional Council of Engineers and Architects (CREA) under No. -63.458/TD-SP and Initials 751-MS. Previous Title Records: R.2/M.4.288, M.6.162, M. 6.413, M.6.885, M.7744, M 8.008, M 8.670, all books of this Registry. In accordance with the Public Deed of Purchase and Sale drawn up in book 215, page 273, on April 30, 2008, by the 2nd Notary Office and Civil Registry of this city and judicial district of Três Lagoas-MS, the owners UBALDO JUVENIZ DOS SANTOS, Brazilian, merchant, holder of Identity Card RG No. 119.463-SSP/MT and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 089.182.791 -91, and his wife ANÉSIA MARIA DE CARVALHO JUVENIZ DOS SANTOS, Brazilian, married under the mandatory system of separation of property, in accordance with article 1641, sole paragraph, item II of the Civil Code, resident and domiciled at Rua Paranaíba, No. 461. Downtown, in this city of Três Lagoas-MS, JOÃO JUVENIZ JUNIOR, Brazilian, merchant, holder of Identity Card RG No. 921.935-SSP/MG and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 088.944.501-04, and his wife ANITA QUEIROZ JUVENIZ, Brazilian, retired teacher, holder of Identity Card RG No. 090.419-SSP/MS and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 066.031.141- 00, married under the community property system, before effectiveness of Law 6.515/77, resident and domiciled at Av. Antonio de Souza Queiroz, No. 1.099, Downtown, in this city of Três Lagoas-MS, sold the property that is the subject matter of this title record to VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07 with its principal place of business at Rodovia MS 395, Km 20. Horto Barra do Moeda, Rural Zone, in this city of Três Lagoas-MS, for the price of FOURTEEN MILLION, FIVE HUNDRED AND NINETY-TWO THOUSAND, SEVEN HUNDRED AND TWENTY-FOUR REAIS AND THIRTY-EIGHT CENTS (R$14,592,724.38). Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912.034.020.192-0 relating to the fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 4238306-4.

22.       PALMITO FARM AND ESTÂNCIA BRASIL — Title Record: 14502

An area of land with a remaining area of five hundred and sixteen hectares, ninety-one ares and fifteen centiares (516,9115ha), with the name “Casa Branca”, subsequently named “Palmito Farm” and “Estância Brasil”, in the municipality of Três Lagoas and with the following limits and borders: It starts at marker No. 01, on the right margin of Ribeirão Palmito, next to a wire fence, within the boundaries of the land owned by Manoel Mendes, which it borders along the aforementioned wire fence in the direction 76°25’00”SW and for a distance of 490.00 meters until marker No. 02, from which it deflects to the left and the border continues in marker No. 03, in the direction 44°47’00”SW and for a distance of 2,107.00 meters, and then it deflects to the left and follows in the direction 29º20’00”SW, until it reaches marker No. 03-A, on the border of land belonging to gleba do ouro, then it follows bordering the direction 56°20’00”SW, and for a distance of 465.00 meters, until marker No. 03-B, on the margin of a private road, near a cattle grid in the border of the remaining land of seller, from where it deflects to the right and continues bordering said road, in the direction Três Lagoas until it reaches marker No. 08 (equal to that of the original description), on the margin of state road MS-395, which goes from the city of Três Lagoas to Brasilândia, from where it continues bordering it in the direction Três Lagoas, until it reaches marker No. 09, on the right margin of Ribeirão Palmito, next to the bridge, bordering the other side of the road until the public corridor that leads to the Municipal slaughtering house, with the land owned by Orestes Prata Tibery Junior, and from then to Ribeirão Palmito with Julio Ferreira Xavier. From this last marker, follows along Ribeirão Palmito stream, bordering on the left margin the successors of Salim Felício, until it reaches marker No. 01, where it began. Previous title record: Title Record 5.937, judicial district of Três Lagoas. In accordance with the Public Deed of Purchase and Sale drawn up in book 88, pages 099/100, on April 23, 2008 by the 3rd Notary Public and Protest Office of this city and judicial district of Três Lagoas-MS, the owners SERGIO PAULO ABUJAMRA, Brazilian, retired mechanical engineer, holder of Identity Card RG No. 2.996.722-SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 036.496.018-34, and his wife VERA LÚCIA MONTEIRO ABUJAMRA, Brazilian, housewife, holder of Identity Card RG No. 4.727.462-SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 203.172.298-00, married under the community property system, before effectiveness of Law 6.515/77, resident and domiciled at rua Armando Sales de Oliveira, No. 274, district Higienópolis, in the city of Araçatuba-SP, sold the property that is the subject matter of this title record to VCP- MS CELULOSE SUL MATO-GROSSENSE LTDA, with its principal place of business at Road MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001 -07, for the price of SIX MILLION SEVEN HUNDRED AND FIFTY-FIVE THOUSAND SEVEN HUNDRED AND THIRTY-TWO REAIS AND SIXTY-ONE CENTS (R$6.755.732,61), paid by means of cashier’s check No. 702494.0, of Banco Real, Branch 0337, Account No. 855555.0. Change in the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Road MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Instrument of Attachment dated September 12, 2012 is annotated under number 47/M14.502, extracted from the case records of tax execution proceeding No. 0000679-15.2009.8.12.0021, brought by the State of Mato Grosso do Sul against Votorantim Celulose e Papel S.A, issued by the Office of the Clerk of the Tax and Public Registry Court of this Judicial District of Três Lagoas/MS, duly signed by the Honorable Judge of the respective Court, Ms. Aline Beatriz de Oliveira Lacerda. The Property is registered with the INCRA under No. 912.034.020.192-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 4238306-4.

23.       ANA ROSA FARM — Title Record: 22210

Tract of rural land composed of the remainder of “ANA ROSA FARM”, former Areias Gordas Farm, located in the municipality and judicial district of Três Lagoas, with a total area of 1,801.51,00ha, i.e. 744.42 “alqueires Paulista”, within the following borders, limits and confrontations: It starts at marker zero (0), on the confluence of streams Galheiro and Lagoa, where it borders the land owned by Mr.

Bunifacio Antonio Genta, Guilherme Fernando Gregio and others: from then it follows Lagoa stream, upstream, for a distance of 4,538.85 meters, arriving at marker M-43, on other confluence of Lagoa and Fortuna streams, confronting, until this point, land owned by Mr. Guilherme Fernando Gregio and others; from that marker it follows Fortuna stream, upwards, for a distance of 1,626.15 meters, reaching marker M-60, next to the fence on the right margin of Fortuna stream, confronting, until this point, land owned by Agropecuária Fortaleza Ltda. From then it follows the fence in the directions and for the distances of 23°06’56”SE, 1,056.94 meters (marker M-61); 22°39’56”SE, and during this route it crosses a servitude road, 1,779.90 m (marker M-62); 00°09’46”SE, 3,016.31 meters, (marker M-63) and 00°59’08”SE, 458.75 meters reaching marker M-64, next to the fence that divides the land of Monte Alegre Farm, confronting from marker M-60 to marker M-64 land owned by Agro Pecuária Fortaleza Ltda. From that marker if deflects to the left and continues along the fence in the direction 08º55’28”SE and for a distance of 273.66 meters, reaching mark M-65, on the embankment of the aforementioned dam, which is currently dry, arriving at marker M-66, on the embankment of the aforementioned Ranieri; from then it continues along Galheiro stream, upstream, crossing another two dams, for a distance of 7,748.36 meters, reaching marker M-0 (zero), on the confluence of Galheiro stream, reaching until this point Lagoa stream, initial and final point of this description, confronting, until this point, land owned by Mr. Palmiro Ranieri, Mr. Adir Pires Maia and Mr. Bunifácio Antonio Genta, according to the specifications dated October 8, 1988. Previous Record: M.8.196 of the judicial district of Três Lagoas. By a request dated October 2, 2003 and Private Instrument registered with the Commercial Registry of the State of Mato Grosso do Sul - JUCEMS, under State Registration Number (NIRE) 54.2.0044080-7, on July 5, 1991, and 15th and last Amendment to the Articles of Association filed and registered under No. 54137149, on July 4, 2003 with the Commercial Registry of the State of Mato Grosso do Sul - JUCEMS, the owner AGROFLORESTAL RIO VERDE LTDA, already identified, was merged into CHAMFLORA TRÊS LAGOAS LTDA, headquartered at Rodovia MS 395. Km 20. Horto Barra do Moeda, rural zone of this Municipality. enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, and the property contained in this title record, in the amount of five hundred and fifty-three thousand, six hundred and thirteen Reais and twenty-nine cents (R$553,613.29), was transferred to the property of Absorbing company. Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912.034.024.147-7 relating to the fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 0264693-5.

24.       URBAN PROPERTY — Title Record: 49634

Urban Property created by “Tract of land No. ten (10), of block No. one hundred and four (104)”, of the development named “VILA SANTA RITA”, located in the second urban zone of this city and with Arca de Três Lagoas/MS, with a total area of two hundred square meters (200.00m), located on the even side of rua Marechal Teodoro da Fonseca at thirty meters (30.00m) from Rua 13 de Junho crossing, with the following measures and borders: measuring ten meters (10.00m) facing East to Rua Marechal Deodoro da Fonseca; following twenty meters (20.00m) to the South confronting allotment No. 11 of Block 104 of the development named Vila Santa Rita; following ten meters (10.00m) to the West, confronting allotment No. 6 (title record No. 30.052) of Block 104 of the development named Vila Santa Rita; following for twenty meters (20.00m) to the North confronting allotment No. 9 of

Block 104 of the development named Vila Santa Rita. Specifications dated June 2, 2008, prepared and signed by Engineer Marcos Antonio Morila Guerra, enrolled with the Regional Council of Engineers and Architects of the State of Mato Grosso do Sul (CREA/MS) under No. 1169, ART Form No. 25100000769220001112. Previous title record 18.879, book 02, of this Real Estate Registry. In accordance with the Public Deed of Purchase and Sale drawn up in book 189, pages 187/188/189/190/191/192/193/194/195/196, on June 30, 2008, by the 3rd Notary and Protest Office of this City and Judicial District of Três Lagoas/MS, owner GUERRA EMPREENDIMENTOS IMOBILIÁRIOS LTDA, already identified, sold the property that is the subject matter of this title record to VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry (CNPJ) under No. 36.785.418/0001-07, with its principal place of business in this Municipality of Três Lagoas/MS, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, for the price pf TWO MILLION, TWO HUNDRED AND FORTY-FOUR THOUSAND REAIS (R$2,244,000.00), jointly with the properties included in title records No. 48.958 to 48.967, 49.631 to 49.633, 49.635 to 49.730, totaling a total area of 2.44ha, all of book 02, page 01, of this real estate registry. On the property that is the subject matter of this title record, a residential masonry building has been built with the following rooms: 02 bedrooms, 02 bathrooms, 01 porch, 01 circulation area, one (01) suite, one (01) living room, one (01) kitchen. 01 laundry, totaling a built area of eighty-two square meters and eighty-nine square centimeters (82,88rna), equivalent to the property of this registration to R$ 20,587,16. Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO